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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 2005		File No. 001-32267

Desert Sun Mining Corp.
(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5
(Address of principal executive offices)

1.	Morro do Vento Mine Study Pre-Feasibility Study Report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F..XXX.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a
Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .XXX.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
________

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MORRO DO VENTO MINE PROJECT BAHIA, BRAZIL DESERT SUN MINING PRE-FEASIBILITY STUDY REPORT

DEVPRO MINING INC. 127 BOLAND AVENUE SUDBURY, ONTARIO P3E 1Y1

AUGUST 2005

Devpro Mining Inc.			Morro do Vento Mine Study Pre-Feasibility Study Report

	9.3	STRATIGRAPHY OF THE GOLD MINERALIZED UNITS OF THE LOWER
		CONGLOMERATE MEMBER	37
	9.4	STRATIGRAPHY OF THE GOLD MINERALIZED UNITS OF THE UPPER
		CONGLOMERATE MEMBER	39
	9.5	GEOLOGY AND MINERALIZATION OF THE MORRO DO VENTO AREA	40
	9.5.1	Grade Characteristics by Rock Type for Morro do Vento	46

10.0	EXPLORATION		49
	10.1	JMC EXPLORATION	49
	10.2	PHASE I (2002) EXPLORATION PROGRAM	49
	10.3	PHASE II (2003) EXPLORATION PROGRAM	50
	10.4	2004 EXPLORATION PROGRAM	50

11.0	DRILLING		51
	11.1	JMC	51
	11.2	DSM	52
	11.2.1	Drilling Results	53

12.0	SAMPLING METHOD AND APPROACH		67
	12.1	JMC EXPLORATION	67
	12.2	DSM EXPLORATION	67

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY		68
	13.1	JMC	68
	13.2	DSM GENERATED DATA	69
	13.2.1	Security	69
	13.2.2	Sample Preparation and Analyses	69

14.0	DATA VERIFICATION		74
	14.1	JMC	74
	14.1.1	Production Reconciliation	74
	14.2	DSM	75
	14.2.1	QA/QC	75
	14.2.2	Database Checks	78

15.0	ADJACENT PROPERTIES		79

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING		80
	16.1	MORRO DO VENTO TESTWORK	80
	16.2	SGS LAKEFIELD RESEARCH TEST PROGRAM RESULTS	81
	16.2.1	SGS Lakefield Report “An Investigation of Gold Recovery From Jacobina Project
		Samples” Prepared for Desert Sun Mining Corporation, LR10756-001 – Progress
		Report No. 1, 12 July 2004	81
	16.2.2	SGS Lakefield Report “An Investigation of Gold Recovery From Jacobina Project
		Samples” Prepared for Desert Sun Mining Corporation, LR10944-001 – Progress
		Report No. 1, 13 June 2005	82

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		85
	17.1	OVERVIEW	85
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Devpro Mining Inc.			Morro do Vento Mine Study Pre-Feasibility Study Report

	17.2	MINERAL RESOURCE ESTIMATES	85
	17.2.1	Database	85
	17.2.2	Specific Gravity	85
	17.2.3	Estimation Methodology	85
	17.3	RESOURCE CLASSIFICATION	86
	17.3.1	Morro do Vento	87
	17.4	MINERAL RESOURCES	87
	17.5	MINERAL RESERVES	89
	17.5.1	Reserve Estimation Methodology	91
	17.6	RESPONSIBILITY FOR ESTIMATION	93

18.0	PRE-FEASIBILITY STUDY		94
	18.1	MINING	94
	18.2	METALLURGY	103
	18.3	PROCESS	103
	18.4	PLANT INFRASTRUCTURE	104
	18.5	WATER MANAGEMENT	104
	18.6	ELECTRICAL	105
	18.7	ENVIRONMENT	105
	18.8	IMPLEMENTATION SCHEDULE	105
	18.9	INDUSTRIAL RELATIONS	105
	18.10	CAPITAL COST ESTIMATE	105
	18.11	OTHER CAPITAL	106
	18.12	OPERATING COST ESTIMATE	106
	18.13	FINANCIAL ANALYSIS	107
	18.13.1	Sensitivity to Gold Price	108

19.0	INTERPRETATION AND CONCLUSIONS		109

20.0	RECOMMENDATIONS		111
	20.1	MINING	111
	20.2	PROCESSING AND METALLURGY	111

21.0	REFERENCES		112

22.0	CERTIFICATES		114
	RICHARD ADAMS, P.ENG		115
	B. TERRENCE HENNESSEY, P.GEO		116
	JOSEPH C. MILBOURNE, FAUSIMM		118

23.0	APPENDIX 1 TITLE OPINION, LIST OF CLAIMS AND MAPS SHOWING
	LOCATION AND EXTENT OF CLAIMS		119

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Devpro Mining Inc.	Morro do Vento Mine Study Pre-Feasibility Study Report

LIST OF TABLES
Page

Table	1.1	Measured and Indicated Mineral Resources, Morro do Vento	3
Table	1.2	Inferred Mineral Resources, Morro do Vento	3
Table	1.3	Indicated Mineral Resources Above 800 Level	4
Table	1.4	Estimated Mineral Reserves Above the 800 Level	5
Table	1.5	Financial Analysis Summary	8
Table	6.1	Jacobina Annual Production History	19
Table	7.1	Characteristics of the Principal Mineralized Reefs	31
Table	7.2	Anglo American Classification-Terminology for Conglomerates of
	the Jacobina Group		32
Table	9.1	Major Reef Zones, Morro do Vento	44
Table	9.2	Numeric Values Assigned to Lithological Codes	46
Table	9.3	Gold Grade of Lithologies 1-5, by Rock Code, in MVT Reef Domain	47
Table	10.1	Total Drilled by DSM - From Sep. 2002 To Dec. 2004	50
Table	11.1	Summary of Drilling, Jacobina Mine	52
Table	11.2	Assay Samples in Database	52
Table	11.3	Significant Drilling Results, Morro do Vento	56
Table	11.4	Significant Drilling Results, Historical Holes, Morro Do Vento
	(South to North)		65
Table	16-1	Metallic Screen Gold Assay for Master Composite Sample	81
Table	16-2	Composite Sample Gold Assays	81
Table	16-3	Rolling Bottle Cyanidation Test Results	82
Table	16-4	Head Sample Assays	83
Table	16-5	Summary of Grind Size Versus Gold Recovery Rolling Bottle Tests	84
Table	17.1	Measured and Indicated Mineral Resources, Morro do Vento	87
Table	17.2	Inferred Mineral Resources, Morro do Vento	88
Table	17-3	Indicated Mineral Resources Above 800 Level	89
Table	17-4	Estimated Mineral Reserves Above the 800 Level	91
Table	18-1	Summary of Capital Costs	106
Table	18-2	Summary of Financial Analysis	107

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Devpro Mining Inc.	Morro do Vento Mine Study Pre-Feasibility Study Report

LIST OF FIGURES
Page

Figure	1.1	Jacobina Project Location Map	2
Figure	4.1	Jacobina Project Location Map	15
Figure	4.2	Morro do Vento Property Map	16
Figure	7.1	Geotectonic Setting of the East Part of the São Francisco Craton, Bahia, Brazil	23
Figure	7.2	Geology of the Serra de Jacobina Region and the Bahia Gold Belt	24
Figure	7.3	Property Geology and Major Targets, Jacobina Mine Area	27
Figure	7.4	Stratigraphic Column of the Serra do Córrego Formation – Jacobina Group	28
Figure	7.5	Jacobina Mine Area Geology	29
Figure	7.6	Stratigraphic Correlation of Mine Packages at Jacobina	30
Figure	9.1	Morro do Vento, Schematic Cross Section, Looking North	38
Figure	9.2	Simplified Geology of the Morro Do Vento Area	41
Figure	9.3	Detailed Geology Plan, Conglomerate Stratigraphy	43
Figure	9.4	Morro do Vento Cross Section 8754200N – Looking North	45
Figure	9.5	Box and Whisker Plot for Major Gold-Bearing Lithologies at Morro do Vento	48
Figure	11.1	Longitudinal Section, Morro do Vento, Looking West	66
Figure	13.1	Graph of Analytical Results at Lakefield for Standard OREAS 6Pb	72
Figure	13.2	Graph of Analytical Results at Lakefield for Standard OREAS 7Pa	73
Figure	13.3	Graph of Analytical Results at Lakefield for Standard OREAS 53P	73
Figure	14.1	Comparison of All Check Assay Data, New Sample Preparation Protocols	76
Figure	14.2	Comparison of Check Assay Data, New Sample Preparation Protocols
– Lakefield Versus Chemex Pulps			77
Figure	14.3	Comparison of Check Assay Data, New Sample Preparation Protocols
– Lakefield Versus Chemex Rejects			78
Figure	18.1	Morro Do Vento Mine Site Plan	95
Figure	18.2	Longitudinal Section, Morro do Vento, Looking West	96
Figure	18.3	Typical Stope Cross-Section	97
Figure	18.4	Typical Stope Longhole Layout	98
Figure	18.5	Grade Thickness Countours MU Reef	101
Figure	18.6	Grade Thickness Contours LU Reef	102

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Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report

		1.0	SUMMARY
1.1	INTRODUCTION

Desert Sun Mining Corp. (DSM) engaged Devpro Mining Inc. (Devpro) to co-ordinate the preparation of a Pre-feasibility level report investigating the viability of mining gold ore from the
Morro do Vento area at DSM’s Jacobina Mine Operations, near the city of Jacobina, Bahia State,
Brazil. A number of consultants were involved in preparing or reviewing different aspects of the study as follows: Micon International Limited (Micon) reviewed the geological aspects of the study and particularly the Mineral Resource estimate, Devpro reviewed the mining methods and layouts, preparation of the mineral reserve estimates, and mine capital and operating cost estimates, AMEC Americas Inc. of Vancouver, B.C., (AMEC) prepared a study of the milling and metallurgical aspects of the Morro do Vento deposit mineralization, and, MLF Geotecnica
Mechanica de Rochas Ltda (MLF) of Nova Lima, Brazil reviewed the geo-mechanical aspects of the project with respect to ground stability.

The Pre-feasibility report is intended to comply with the requirements for Technical Reports (as defined in the Canadian Securities Administrator’s (CSA) National Instrument 43-101), as such
Items are described in Form 43-101F1 – Technical Report Table of Contents.

1.2 GEOLOGY AND MINERALIZATION

The host rocks to the Jacobina gold mineralization are highly sorted and rounded quartz pebble conglomerate “reefs” of the Proterozoic Serra do Córrego Formation. Gold occurs with pyrite and fuchsite as fine grains 20 to 50 microns in size, predominantly within the matrix of well packed conglomeratic layers in which medium to larger- sized quartz pebbles are present. The gold-bearing reefs range in size from 1.5 to 25 m wide and can be followed along strike for hundreds of metres, and in some cases for kilometres.

In the Morro do Vento area the conglomerate reefs are termed the Intermediate Reefs which are in the Lower Unit of the Upper Conglomerate division of the Serra do Córrego Formation. The reefs at Morro do Vento have variable strikes ranging between 340° and 035° and dips ranging between 40° E to 70° E. The conglomerate beds are intercalated with quartzite beds of similar thickness. DSM has identified four major reefs that are laterally very persistent. Of these, the
Lower Unit (LU) and Middle Unit (MU) reefs are the most significant with respect to gold mineralization. These two reefs range in thickness from 1 to 12 m averaging about 6 to 7m and extend for the full 2-km strike length of Morro do Vento.

1

Pernambuco State
N
Brazil
Bahia
Salvador
Brasília
São Paulo
Rio de Janeiro
10°S
30°S
60°W
40°W
Jaguarari
Senhor do Bonfim
Campo Formoso
Antônio Gonsalves
Pindobaçu
Saúde
Caém
Ourolândia
Bahia Gold Belt
Sergipe State
Jacobina
Jacobina Gold Mines
Capim Grosso
Miguel Calmon
Serrinha
Piritiba
Mundo Novo
12°S
Tanquinho
Feira de Santana
Bahia State
Salvador
0
50
100
Kilometers
40°W
38°W

Figure 1.1 - Jacobina Project Location Map

DESERT SUN MINING

August 2005

Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report
1.3	MINERAL RESOURCES

Micon has reviewed the Mineral Resource estimate for Morro do Vento prepared by DSM and summarized in Tables 1-1 and 1-2 below. It is Micon’s opinion that the estimate set out in these tables was prepared in a manner consistent with past estimates at the Jacobina Mine and is compliant with the Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM), CIM
Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM
Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000 as required by NI 43-101.

TABLE 1.1 MEASURED AND INDICATED MINERAL RESOURCES, MORRO DO VENTO

TABLE 1.2 INFERRED MINERAL RESOURCES, MORRO DO VENTO

The mineral resources at Morro do Vento have been estimated using the polygonal method. This is a long established method of resource estimation which has been shown to be capable of

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producing accurate global grade estimates. However, it is recognized that the polygonal method does have some drawbacks as individual polygon grades are based on single drill holes. The normal variability in sampling for gold makes it unlikely that individual polygon grades have been determined with great accuracy even if the average of a large number of polygons is accurate. Jacobina’s production grade reconciliations have demonstrated that the mineral resource estimates prepared this way have produced mineral reserves which have predicted mining block grades with reasonable accuracy.

1.4 MINERAL RESERVES

Only Indicated Mineral Resources above the 800 Level were used to estimate the Mineral Reserves for this study. The Indicated Mineral Resources above the 800 Level are shown in Table 1.3 below.

Devpro has reviewed the estimated mineral reserve prepared by DSM as summarized in Table
1.4 below. In the opinion of Devpro, the mineral reserve estimates for the Morro do Vento set out in this table, was prepared using methodologies which are compliant with the CIM Code and for reporting by DSM under NI 43-101.

The mineral reserve estimate was based on a gold price of US$350.00 per ounce.

4

1.5 MINING

The mining aspects of the Study, including the estimation of mineral reserves, are based on work carried out by DSM personnel and reviewed by Richard Adams, P. Eng. of Devpro Mining Inc.
This work was carried out at the Jacobina Mine site between April 5th and April 16th, 2005.

Access to the Morro do Vento deposit will be achieved by slashing existing adits on the 720
Level (Northwest side access for Blocks 3 & 4) and 800 Level ( East side access for Block 2)

Mining will be by conventional long hole open stoping using top hammer long hole drills, 6.2 m3
LHD’s, and 35-tonne low profile haulage trucks. The mining method and equipment will be the similar to that currently used at the Jacobina Mine (João Belo Zone).

Geotechnical aspects of the mine design have been reviewed by MLF Geotecnica Mechanica de
Rochas Ltda (MLF) of Nova Lima, Brazil. MLF indicate that ground conditions are expected to be good and there should be no problems with ground stability with the current mine design.

1.6 METALLURGY

AMEC considers that the Morro do Vento mineralization will behave in a metallurgically similar way to the João Belo ore currently being processed and that treatment of any ratio of these ores will not significantly impact metallurgical plant performance.

1.7 PROCESS

The results of the study have identified a number of modifications to the milling facilities to increase the throughput from 4,200 t/d to 6,500 t/d:

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Morro do Vento Mine Study Pre-Feasibility Study Report

  Installation of a new secondary crushing circuit to produce a finer crushed product prior to grinding.
  Replacement of the grinding cyclones and corresponding feed pumps with higher capacity units in order to handle the increased throughput.
  Installation of a new thickener that would function in parallel with the existing circuit. The current sand/slime system would be abandoned.
  In the leaching area, an increase in the number of mechanically agitated leach tanks to provide the optimal leach residence time is required. A new leach feed vibrating screen, leach feed sampler and leach transfer pumps are also required to handle the increased capacity.
  Installation of a new carbon-in-pulp (CIP) tails vibrating screen and sampler to handle the increased tailings capacity.
  Replacement of the tailings disposal pipeline with a new larger diameter pipeline to handle the increased capacity.
  Installation of new process water distribution pumps to handle the increased water requirements.
  Primary crushing, CIP, carbon stripping and reactivation, reagent handling and refining circuits were deemed to have sufficient capacity to accommodate the increased capacity.

A complete copy of the AMEC study titled Prefeasibility Study of Jacobina Mill Expansion
Project, Desert Sun Mining, June 2005, Project Number 148551, is available in the DSM
Toronto Office located at Suite 810, 65 Queen St. West, Toronto, Ontario, M5H 2M5.

1.8 MINE INFRASTRUCTURE

Upgrading of an existing access road and construction of a bridge or culvert across the Itapicuru
River will be required as part of the haulage system from the 800 Level adit on the east side of
Morro do Vento. Access to the 720 Level adit will be from the north end of the Morro do Vento area, approximately 200 metres from the crusher, via the existing Jacobina Mine (João Belo
Zone) haul road.

A compressor plant and ventilation fans will be established at each portal to supply the mining areas with compressed air and ventilation air.

Existing mine infrastructure including mechanical shops, warehousing, dry/changehouse facilities, and food services, will be utilized to accommodate the Morro do Vento operation.
Underground sanitation facilities will consist of chemical toilets.

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Devpro Mining Inc.	Morro do Vento Mine Study Pre-Feasibility Study Report
1.9	WATER MANAGEMENT

DSM intend to raise the level of the dams on the tailing management facility (TMF), as part of the ongoing Jacobina Mine Complex operating budget, and consider that the increased capacity will accommodate the Morro do Vento operation.

The existing freshwater supply and discharge water systems will be utilized for the Morro do
Vento operation as will the stormwater drainage system.

1.10 ELECTRICAL

A new overhead power line will be required for electrical power supply to the 800 Level adit on the east side of Morro do Vento. Power for the 720 Level adit will be supplied from the existing power line to the Jacobina Mine (João Belo Zone).

1.11 ENVIRONMENT

No additional environmental licenses are required for the Morro do Vento operation.

1.12 IMPLEMENTATION SCHEDULE

Site work for the underground mine can begin almost immediately using equipment available from the João Belo operations. Mine development will require approximately seven months before stope production can be started. The overall process plant upgrading will require approximately sixteen months to complete. The ramp-up implementation of the mill upgrade will correspond and accommodate the ramp up of ore production from Morro do Vento.

1.13 INDUSTRIAL RELATIONS

The Morro do Vento area will be an expansion of the existing mining and processing operations and will operate under the existing collective bargaining agreement.

1.14 CAPITAL COST ESTIMATE

Total capital cost is estimated to be US$31.2 million for the project. Gold produced from capital development in ore, amounts to US$14.0 million making the total new capital requirements for the project of US$17.2 million.

1.15 OTHER CAPITAL Other capital consists of sustaining capital.

The underground sustaining capital is estimated by DSM to be US$5.8 million. Most of the expenditures are to be incurred in the years 2007 and 2008 for equipment rebuilds and ongoing mine development.

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Closure costs associated with the Morro do Vento mine are considered to be included with the
Jacobina Mine complex closure plan and include the salvage value of the fixed assets at the end of the mining life of the complex.

1.16 OPERATING COST ESTIMATE

Operating expenses are estimated to average US$13.50 per tonne of ore once full production is achieved. The average cash cost per ounce during full production is estimated to be US$240.00.

1.17 FINANCIAL ANALYSIS

Based on operating and capital costs estimated by Jacobina Mineração e Comércio (JMC) and
AMEC, a pre-tax IRR of 20% was calculated for the project with a NPV of US$8.4 million at a discount rate of 5%.

TABLE 1.5 FINANCIAL ANALYSIS SUMMARY

Activity	Estimated Project Totals

Ore milled (tonnes)	3,586,000
Recovered gold (oz)	229,000
Revenues (000 US$)	$91,606
Capital expenditures (000 US$)	$31,154
Sustaining capital (000 US$)	$5,787
Expenses (000 US$)	$42,089
EBITDA (000 US$)	$49,517
Project estimated internal rate of return (IRR)	20%
Project net present value (NPV) @ 5% (000 US$)	$8,400

  The average cash cost has been estimated to be US$240/oz at the designed production rate.
  The mine life is 5.5 years based on the currently defined Indicated Mineral Resource estimate above the 800 Level.
  According to Micon’s report, additional Inferred Resources are available below the 800 Level.
  The financial analysis was carried out using the following main assumptions:
  All amounts are computed in US dollars;

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  The model was run with an assumption of no inflation;
  Gold price of US$400/oz;
  Operating expenses are estimated to average US$13.50 per tonne at designed production rate.
  Based on the AMEC report, incremental milling costs of $2.89 / tonne milled were used in the cash flow analysis.
  The model assumed that the Morro do Vento project is owned 100% by a Brazilian entity.
  The analysis was performed using estimates of revenues, expenses, operations and maintenance costs and capital expenses as described in this Report. A royalty of 1% of gross revenue has been included in the expenses.

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Devpro Mining	Inc.	Morro do Vento Mine Study Pre-Feasibility Study Report
2.0	INTRODUCTION AND TERMS OF REFERENCE

This Report is a summary of the technical investigations of mine development and processing of gold ore from the Morro do Vento area of the Jacobina Mine, owned by Jacobina Mineração e
Comércio (JMC). JMC is wholly owned by Desert Sun Mining Corporation (DSM), Toronto,
Ontario. The technical investigation included: mining methods, mineral resource and mineral reserve estimates, and mine capital and operating costs, carried out by JMC personnel and reviewed by Richard Adams, P.Eng. of Devpro Mining Inc., Sudbury, Ontario; resource calculations carried out by JMC and DSM geological personnel and reviewed by B. Terrence
Hennessy, P. Geo., of Micon International Limited (Micon), Toronto, Ontario; milling expansion studies carried out by Joesph C. Milbourne, FAusIMM, of AMEC Americas Limited of
Vancouver, B.C. (AMEC); and ground stability and geotechnical aspect reviewed by MLF
Geotecnica Mechanica de Rochas Ltda (MLF) of Nova Lima, Brazil.

This Technical Report relies to some extent on portions of a report prepared by SNC-Lavalin entitled “Jacobina Gold Project, Jacobina, Bahia State, Brazil, Desert Sun Mining Corp.,
National Instrument Form 43-101F1 Technical Report dated October 29, 2003 and filed on
SEDAR, and on prior reports referenced in that document.

The purpose of the Pre-feasibility Study Report is to assess the viability of mining the Morro do
Vento area to determine if the project should be carried to the next stage of evaluations. The general plan is to increase the daily mill throughput from the current 4,200 tonnes per day to
6,500 tonnes per day by increasing the capacity of the processing plant and adding production tonnage from Morro do Vento area. For the purposed of this pre-feasibility estimate, the capital and operating costs were estimated to an overall intended level of accuracy of ±25%.

This report is based on the information gathered from visits to the project site at Jacobina; review of previous engineering studies carried out for DSM, meetings and discussions with geological, mine operating and mine engineering personnel.

Devpro Mining Inc. visited the site from April 3 to April 15, 2005. During the site visit, the proposed access adits on the 800 Level, 750 Level and the 720 Level were examined along with the previous mining areas in the LU and MU reefs in both of these areas. The access road and bridge construction requirements were reviewed. Layouts of the proposed stoping areas were examined, including a review of access methods, level intervals, long hole drilling layouts, mine development, layout of pillars, equipment requirements, mining capital and operating costs. A detailed review of the methodology and data used to calculate mining reserves was carried out.
Discussions were held with engineering, geological and operating personnel to review existing procedures and practices at the João Belo mining operations.

It was noted during the site visit that redevelopment of the Jacobina Mine had been proceeding as planned and performance to that point was in line with expectations of the Jacobina Feasibility
Study.

While exercising all reasonable diligence in checking, confirming and testing data, Devpro has relied upon the data presented by DSM and the previous operators in formulating its opinion but has no reason to believe that the data is not reliable.

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Micon has visited the Jacobina property on four different occasions. The original visit to the
Jacobina Mine was performed in 1998, prior to the mine’s closure in December, when a technical due diligence review of the gold mining operations of JMC was prepared for William
Resources Inc. (William). The operations were visited on April 17 and 18, 1998 by Micon personnel Kirk Rodgers, P.Eng., mining engineer, and B. Terrence Hennessey, P.Geo., economic geologist. Discussions were held with responsible personnel at site and data pertaining to geology, mineral resource and reserve estimation, mining, processing and environmental issues were examined. In addition, the underground operations at the Canavieiras, Itapicuru and João
Belo mines were visited. During the visit the regional geology of the Serra do Córrego
Formation and its exploration potential also were discussed and opined upon.

Mr. Hennessey later travelled to Jacobina for DSM from December 14 to December 18, 2002 to review the active Phase I exploration program and proposed Phase II program. The exploration sites were visited and drilling operations, including recovered core, were observed. At this time a second review of the JMC mineral resource estimate was also conducted.

Micon’s third trip to Jacobina was conducted from January 13 to 17, 2004 in order to review the final mineral resource estimate being prepared for the feasibility study on the reopening of the
Jacobina Mine. Mr. Hennessey conducted the visit and reviewed exploration progress to date as well as core logging and mineral resource estimation procedures.

As part of an ongoing process of mineral resource estimation reviews Micon conducted a fourth site visit to Jacobina during the period November 30 to December 2, 2004. During the visit the resource estimation processes, which had recently been computerized, as well as the new drill results and their interpretation, were examined. The newly reopened underground workings at
João Belo were revisited. Additionally the locations of recent exploration drill programs in the
“northern exploration areas”, around the town of Pindobaçu, were also visited.

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Devpro Mining Inc.	Morro do Vento Mine Study Pre-Feasibility Study Report
	3.0	DISCLAIMER

All of the technical information presented in this report has been prepared by DSM or, in the case of work by previous operators, reviewed and verified by DSM. In the course of the exploration and mine development program, DSM has employed a number of independent consultants to perform various reviews including Micon International Limited (Micon) (review exploration program and mineral resources - Hennessey 2003a and 2003b), SRK Consulting
(preliminary economic evaluation - 2004) and SNC Lavalin (feasibility study - 2003). More recently, DSM personnel (Pearson and Tagliamonte, 2005) prepared a report entitled “An
Updated Mineral Resource and Mineral Reserve Estimate and Results of the 2004 Exploration
Program for the Jacobina and Bahia Gold Belt Property, Bahia, Brazil.” In preparing this report, reference has also been made to a previous report titled “Jacobina Gold Project, Jacobina, Bahia
State, Brazil” prepared for DSM by SNC-Lavalin Corporation. All of these NI 43-101 Technical reports are available on www.sedar.com.

The various agreements under which DSM, through its wholly owned Brazilian subsidiary JMC, holds title to the mineral lands for this project have been reviewed by Mr. Marco Antonio
Moherdaui of Monaco Moherdaui, a legal firm based in Sao Paulo, Brazil who is the legal counsel for DSM in Brazil. DSM maintains a comprehensive mineral title administration system in Jacobina using ArcView, a well known GIS software package. The DIÁRIO OFICIAL DA
UNIÃO (Official Diary) of the Brazilian government, which is issued daily, is regularly reviewed by DSM personnel and any updates to the claims recorded as they are published.
Micon offers no opinion as to the validity of the mineral title claimed. A description of the property, and ownership thereof, is provided here for general information purposes only as required by National Instrument 43-101 (NI 43-101).

The metallurgical, geological, mineralization and exploration technique and results descriptions used in this report are taken from reports and internal memorandums prepared by DSM, Micon,
William Resources, the BLM Service Group, Kappes Cassidy and Associates, SGM Lakefield,
AMEC and the JMC mine staff. The name Jacobina, as used herein, refers to the mountain range, stratigraphic group designation, mine or town as specified.

Micon has reviewed and analysed data provided by DSM, its consultants and previous operators of the mine, and has drawn its own conclusions therefore, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying. However, the presence of gold in the local rocks is substantiated by the previous mining history by Anglo American Corporation and others and the numerous garimpos in the area. Micon has not performed any estimation of resources and reserves at Jacobina, but has spot-checked the estimates performed by the previous mine personnel and updates performed recently by the current operators, and has examined the procedures used. While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon the data presented by DSM and the previous operators in formulating its opinion.

Devpro Mining Inc. has reviewed and assessed the information and data provided by DSM and
JMC, and has drawn its own conclusions from this information and from direct field examination during site visits to the proposed mining areas. Devpro has not performed any estimates of

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Morro do Vento Mine Study Pre-Feasibility Study Report

mining reserves, productivity, or costs but has spot checked the estimates carried out by the
DSM mine engineers and operators, and has examined the procedures and methodology used.
Devpro is of the opinion that the data, methodology, and procedures are reliable and sound.

All currency amounts are stated in US dollars with occasional reference to the Real, the Brazilian currency. Currency exchange rates used in the cost estimates include $1.00 U.S. = 2.70 Real, and $ 1.00 Can = $0.80 U.S.

Quantities are stated in SI units, the Canadian and international practice, including metric tons
(tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares
(ha) for area, grams (g) and grams per metric tonne (g/t) for gold grades (g Au/t). Precious metals quantities may also be reported in Troy ounces (ounces, oz), a common practice in the gold mining industry.

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Devpro Mining	Inc.	Morro do Vento Mine Study Pre-Feasibility Study Report
4.0	PROPERTY DESCRIPTION AND LOCATION

The Jacobina property, as shown in Figure 4.1, is located in the state of Bahia in north eastern
Brazil approximately 340 km northwest of the city of Salvador. Salvador, the state capital of
Bahia, has a population of 2.5 million.

The property is comprised of 5,996.32 ha of mining concessions, 125,071.48 ha of granted exploration concessions and 11,159.28 ha of filed exploration claims. A complete list of all exploration concessions and claims, with their current status and the text of an opinion letter by
Marco Moherdaui of Monaco Moherdaui, a Brazilian legal firm located in Sao Paulo, are given in Appendix I. The leases and granted exploration concessions were surveyed a number of years ago and are marked by concrete monuments at each corner which remain in place.

The Jacobina property forms a contiguous elongated rectangle extending 155 km in a north-south direction, and varying from 2.5 to 4 km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north-south axis.
DSM has a full computerized claim management system in place to closely monitor its land holdings.

This current report focuses on the Morro do Vento (sometimes referred to as MVT) target area that is located 1.5 km southeast of the processing plant and approximately 9 km south of the town of Jacobina on Mineral Lease #815708 and #4951 as shown in Figure 4.2. The Jacobina
Mine (João Belo Zone), which has been placed into production by DSM, is located on mining lease #815710 immediately south of the Morro do Vento claims.

The Brazilian government department responsible for mining lands (DNPM) has recently introduced an internet-based system for accessing information on exploration concessions granted in Brazil. DSM monitors this site regularly and updates its claim data as appropriate as well as monitoring the DIÁRIO OFICIAL DA UNIÃO (Official Diary) which is published daily with legal details on issuance of claims.

14

Pernambuco State
N
Brazil
Bahia
Salvador
Brasília
São Paulo
Rio de Janeiro
10°S
30°S
60°W
40°W
Jaguarari
Senhor do Bonfim
Campo Formoso
Antônio Gonsalves
Pindobaçu
Ourolândia
Saúde
Caém
Bahia Gold Belt
Jacobina
Jacobina Gold Mines
Capim Grosso
Miguel Calmon
Serrinha
Piritiba
Mundo Novo
Tanquinho
Feira de Santana
Sergipe State
Bahia State
Salvador
0
50
100
Kilometers
40°W
38°W
12°S

DSM DESERT SUN MINING

Figure 4.1 - Jacobina Project Location Map

August 2005

8760000N
N
W
E
S
85706
Road
to
Jacobina
Plant
4951
Morro do Vento
Project Area
815708
Jacobina Mine
João Belo Zone
8750000N
8750000N
815710
334600E
0
1
kilometers
UTM GRID: Corrego Alegre 24S
Legend
Mining Leases
Granted claims

Figure 4.2

Morro do Vento Property Map

Devpro Mining Inc.

August 2005

Devpro Mining Inc.	Morro do Vento Mine Study Pre-Feasibility Study Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
INFRASTRUCTURE AND PHYSIOGRAPHY

Salvador is a key commercial centre in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility. It is one of the oldest cities in the country and, until about two centuries ago, was the capital. Access to the property from
Salvador is via paved secondary highway up to the town of Jacobina, and by a well-maintained paved road from the town to the mine site and the recently active mining operations of
Canavieiras, Itapicuru and João Belo. Travel times are typically 4 to 5 hours from the mine to
Salvador and less than 20 minutes from the mine to Jacobina.

The town of Jacobina was founded in 1722 and is a regional agricultural centre with an official population of 76,484 updated in 2003 by the INSTITUTO BRASILEIRO DE GEOGRAFIA E
ESTAT¥STICA (IBGE). It provides all the accommodation, shopping and social amenities necessary for the mine's labour force. As part of the re-development of the Jacobina Mine, electrical services were re-established to the mine by COELBA – Companhia de Eletricidade da
Bahia. Telephone and high speed internet service are available in Jacobina and these services have been installed at both the mine site and at the DSM exploration offices in the town of
Jacobina.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills. Precipitation at Jacobina is somewhat higher that the regional average, likely due to the mountain range which hosts the deposits. Average annual precipitation is 84 cm with the May to October period being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26º and nightly lows of 17º. February is the warmest month with average daily highs of 32º and nightly lows of 20º (Weather Underground website at www.wunderground.com).

The Jacobina Mine and the Morro do Vento target area are located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography. The mountains exist due the resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do
Córrego and Rio do Ouro Formations from which they are formed and which have been thrust faulted to surface at this location. The mountains have resulted in a local micro-climate of highly variable but somewhat greater rainfall amounts than the surrounding region.

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Devpro Mining Inc. Morro do Vento Mine Study Pre-Feasibility Study Report

6.0 HISTORY

The Serra do Jacobina mountains have been mined for gold since the late 17th century.
Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain. Garimpeiro activity, on a small scale, has taken place sporadically up to the present day, mining mostly weathered ores.

From 1889 to 1896, Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area. Total reported production is 84 kg of gold from a 130-m long drift. In the
1930's, when the price of gold rose, the garimpeiro activity increased until the easily accessible weathered surface ore was mostly exhausted.

In the 1950s three mines opened, Canavieiras, João Belo, and Serra Branca. Canavieiras was the
largest of these operations, and, at a capacity of 30 t per day (t/d), it produced 115,653 t with an average recovered grade of 18.13 g Au/t. By the 1960s all three of these operations were shut down due to political circumstances.

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological study and exploration carried out by Anglo American. The company was attracted to the Jacobina area because of the apparent strong similarity of the local gold bearing conglomerates to the well-known Witwatersrand reefs in South Africa. This work, which was carried out from 1973 to 1978, provided the basis for proceeding with a feasibility study in 1979-
80.

The feasibility study recommended that a mine be developed at Itapicuru with an initial plant capacity of 20,000 t per month (t/m). Development of the Itapicuru mine to access the Main
Reef commenced in October, 1980. The processing plant was commissioned in November,
1982. In 1983, the first full year of production, production was 242,550 t with a recovered grade of 4.88 g Au/t yielding 38,055 ounces of gold.

From 1984 to 1987, exploration focused on evaluating the mineralized conglomerates of the Jiao
Belo Norte Hill, located about two kilometres south of the Itapicuru mine. This work outlined sufficient reserves to warrant an open pit operation, development of which commenced in
August, 1989. Concurrently, the processing plant capacity was increased to 75,000 t/m. In
1990, 538,000 t grading 1.44 g Au/t were produced, mainly from the open pit. Total production at Jacobina in 1990 was 45,482 ounces of gold from 680,114 t milled for a recovered grade of
2.08 g Au/t. Underground development at João Belo commenced in 1990, as pit reserves were limited.

William Resources Inc. (now Valencia Ventures Inc.) acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996, by purchasing JMC from subsidiaries of
Minorco of Luxembourg and Banque Paribas de France.

William operated the João Belo and Itapicuru mines from August, 1996 until December, 1998 when the mines were closed due to depressed gold prices. The Canavieiras Mine was also dewatered and rehabilitated during this period with a small amount of production. William did considerable work on optimizing the operations, increasing plant capacity and it began an

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evaluation of the exploration potential, however, only limited exploration drilling was carried out due to a lack of funds.

From 1983 to 1998 JMC processed 7.96 million t of ore at a recovered grade of 2.62 g Au/t to produce approximately 670,000 ounces of gold as shown in Table 6.1. The bulk of production came from the Itapicuru and João Belo areas. João Belo production during 1989 to 1993 was predominantly from open pit reserves whereas Itapicuru and post-1993 João Belo production has been from underground.

		TABLE 6.1 JACOBINA ANNUAL PRODUCTION HISTORY

	Itapicuru		Canavieiras		João Belo		Stockpile			Total
Year	Tonnes	g	Tonnes	g	Tonnes	g	Tonnes	g	Tonnes	g	Ounces
		Au/t1		Au/t1		Au/t1		Au/t1		Au/t1

1983	218,117	4.68	24,433	6.67					242,550	4.88	38,055
1984	233,059	4.73	60,490	5.26	8,397	2.97			301,946	4.79	46,500
1985	202,088	4.48	46,470	4.88	34,319	1.78			282,877	4.22	38,380
1986	246,500	3.91	34,506	3.20	30,128	1.58			311,134	3.61	36,111
1987	290,322	3.98	30,271	4.57	866	1.71			321,459	4.03	41,651
1988	267,076	3.82	32,370	4.93	23,819	2.71			323,265	3.85	40,014
1989	116,713	3.61	23,908	4.09	58,259	2.26	82,024	0.90	280,904	2.58	23,301
1990	113,726	4.36	27,960	5.19	538,428	1.44			680,114	2.08	45,482
1991	142,160	3.99	29,371	6.22	604,069	1.75			775,600	2.33	58,101
1992	105,750	4.50	2,802	5.64	485,629	1.81			594,181	2.31	44,129
1993	7,532	3.62			511,355	2.14			518,887	2.16	36,035
1994	105,167	3.94			445,974	1.90			551,141	2.29	40,578
1995	105,865	3.82			474,048	2.15			579,913	2.45	45,679
1996	105,683	3.63			447,745	2.00	34,741	0.93	588,169	2.23	42,380
1997	107,732	3.38			540,283	2.07	217,666	0.84	865,681	1.92	53,562
1998[2]	82,728	2.09	30,013	2.27	593,957	1.68	34,391	1.61	741,089	1.76	39,695

Total	2,450,218	4.04	342,594	4.75	4,797,276	1.88	368,822	0.93	7,958,910	2.62	669,653

[1]	Recovered.

[2]	To November 30, 1988

Prior to DSM’s involvement, the most recent mineral resource and reserve statement issued by the mine was produced in May, 1998. The mineral resources and reserves from this statement were reviewed in Hennessey (2002, 2003a). Micon was of the opinion in these reports that the historical mineral resources were relevant at that time and that it was reasonable for DSM to rely on them as justification for its proposed exploration program. This information was superseded by an updated mineral resource estimate incorporating diamond drilling results in 2002-2003 by

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DSM and reviewed by Micon in August 2003 (Hennessey, 2003b). The feasibility study completed by SNC Lavalin and Dynatec established a new Mineral Reserve for Jacobina and was based on the resource estimate of August 2003 reviewed by Micon (Hennessey, 2003b).

On December 15, 2004 DSM announced an updated mineral resource estimate incorporating results of the 2004 diamond drilling program. Measured and Indicated Mineral Resources for all zones at Jacobina, as of December 2005, total 24,800,000 tonnes grading 2.53 g Au/t containing
2,050,000 ounces of gold. This was a significant increase of 690,000 ounces of gold compared to the August 2003 Measured and Indicated Resource of 14,800,000 tonnes at 2.86 g Au/t containing 1,360,000 ounces of gold. Most of this increase was in the João Belo Zone where an additional 3,500,000 tonnes grading 2.48 g Au/t containing 280,000 ounces of gold was added to
Indicated Resources and in the Morro do Vento area where 5,000,000 tonnes grading 2.07 g Au/t containing 350,000 ounces of gold above the 800 Level were added to the Indicated category
(Pearson and Tagliamonte, 2005).

Inferred Mineral Resources in all zones as of December 2005, total 22,200,000 tonnes grading
2.61 g Au/t containing 1,900,000 ounces of gold. This is a reduction of 600,000 ounces compared to the August 2003 Inferred Resource of 29,500,000 tonnes grading 2.62 g Au/t containing 2,500,000 ounces of gold. This reduction reflects the successful achievement of the drilling program's objectives to upgrade Inferred Resource blocks to the Indicated category
(Pearson and Tagliamonte, 2005).

In March 2005, DSM reported revised mineral resources and reserves having completed a mineral reserve estimate for its Jacobina Mine – João Belo Zone – based on the Measured and
Indicated Mineral Resource estimates released on December 15, 2004. Mineral Reserves in the
João Belo Zone as estimated in the SNC Feasibility study of September 2003 were 7,471,000 tonnes at 2.10 g Au/t containing 504,000 ounces of gold.

Proven and Probable Mineral Reserves in the João Belo Zone as of March 2005 are 11,102,000
tonnes grading 2.04 g Au/t containing 727,000 ounces, an increase of 44% in contained ounces.
Total Proven and Probable Mineral Reserves in all zones at Jacobina, which previously were
10,746,000 tonnes at 2.20 g Au/t containing 758,000 ounces of gold, are 14,378,000 tonnes at
2.12 g Au/t containing 980,000 ounces of gold. The conversion rate of the new Indicated
Resource to Mineral Reserve is about 75% which is comparable to the historical experience at the mine and to the conversion rate of the SNC Lavalin feasibility study (Pearson and
Tagliamonte, 2005).

On March 30, 2005, DSM announced the first gold pour at its reactivated Jacobina Mine (João
Belo Zone). A further update on May 26, 2005 reported the production and sale of 3,200 ounces of gold. Production to that time was reported to be 60,000 tonnes at a grade of 2.04 g Au/t, principally from development ore (DSM Press Release May 26, 2005).

On July 14, 2005, DSM announced that commercial production had been declared at the
Jacobina Mine as of July 1, 2005. The mine was reported to have produced a total of 11,935 ounces from the first gold pour at the end of March 2005 to June 30, 2005. Of this total, 9,889 ounces have been sold at an average net sale price of US$427 per ounce. Revenue of US$4.2 million will be set off against development costs, with total development costs to reactivate the
Jacobina Mine capitalized to June 30, 2005 expected to be approximately US$36 million.

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During the second quarter of 2005, the mill processed 210,400 tonnes with an average grade of
2.16 g Au/t resulting in the production of 11,873 ounces of gold. For the month of June, the mill processed 80,600 tonnes with an average grade of 2.30 g Au/t and produced 5,805 ounces of gold. The metallurgical recovery rate reported for June was 95.2% .

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Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report
	7.0	GEOLOGICAL SETTING

Figure 7.1 shows the geology of the central part of the Bahia Gold Belt and its neighbourhood.
The Bahia Gold Belt overlays most of the Jacobina range, where quartzites, metaconglomerates and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated, mountain ranges that rise up to 1,200 m above sea level. The deep and longitudinal valleys, bordering the mountains, correspond to deeply weathered ultramafic sills and dikes. The east-
west oriented valleys represent weathered mafic to intermediate dikes. Archean tonalitic, trondhjemitic and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, grouped as the Mairi Complex, are found on both flat to slightly hilly areas west of the
Jacobina range. At its eastern border and also in a flat landscape, there are the fine grained biotite gneisses of the Archean Saúde Complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo
Greenstone Belt. To the west of the Jacobina range, Paleoproterozoic late- to post-tectonic, peraluminous granites (the Miguel Calmon-Itapicuru, Mirangaba-Carnaíba, and Campo Formoso
granitoids) outcrop as hilly landscapes.

The gold mineralization of the Jacobina Mine is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic-
age Jacobina Group. This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre. The geological map of most of the Bahia Gold Belt (Figure 7.2) shows the location of the DSM property and major rock formations within the concession boundaries.
Overall, the property covers 155 km of strike length (8728800N – 8,900,000N) along the trend of the Jacobina Group. Within the property the Serra do Córrego Formation is exposed for 75 km
(8,728,800 N – 8,810,330 N). Despite the extensive exposure of the mine sequence most of the exploration and all of the non-artisanal mining activities have been concentrated along a 10-km long (8749000N - 8759000N) central zone.

Past production has occurred principally from three separate larger mines, Canavieiras, João
Belo, and Itapicuru. Several smaller mines, such as João Belo Sul (South) and Galleria 5, have also produced gold. Numerous inactive garimpos pepper the hillsides from one end of the belt to the other. The former João Belo mine is now being re-activated by DSM and is referred to as the
Jacobina Mine (João Belo Zone).

7.1 REGIONAL GEOLOGY

The Jacobina Group, consisting of conglomerate, quartzite, and pelite of Proterozoic age, was originally deposited over early Precambrian basement rocks (see Figure 7.2) . The Group is greater than 5,000 m in thickness and is divided into three formations which form a continuous north-south belt extending for 180 km. The Jacobina Group strikes in a northerly direction with moderate to steeply easterly dipping sedimentary and deformation structures. The sedimentary markers found indicate an eastbound source of sediments.

22

40°W
39°W
10°S
11°S
12°S
13°S
N
Meso - Neoproterozoic Basins
Meso - Neoproterozoic Basins
Brazil
Figure 2
Bahia
Uauá
Late granites (2.0-1.9 Ga)
Campo Formoso Basic/ultrabasic Complex
Campo Formoso
Late granites (2.0-1.9 Ga)
Pindobaçu
Saúde Complex
Jacobina Belt
Jacobina
Late granites (2.0-1.9 Ga)
Capim Grosso
Mundo Novo Greenstone Belt
Late granites (2.0-1.9 Ga)
Mundo Novo
Meso - Archean Serrinha Block (2.6 - 3.0 Ga)
Phanerozoic Basins
Rio Capim Greenstone Belt
Santaluz
Itapicuru Greenstone Belt
Serrinha
Neo - Archean Salvador - Curaçá Mobile Belt (2.4 - 2.5 Ga)
Archean Gavião Block (3.0 - 3.4 Ga)
Feira de Santana
Late granites (2.0-1.9 Ga)
Itaberaba
Neo - Archean Jequié Block (2.6 - 2.8 Ga)
Ultramafic rocks
Salvador
0
50
100 Km
Late granites (2.0-1.9 Ga)

Source: Geology and Mineral Resources of the Bahia State - CPRM / 2003

August 2005

DSM DESERT SUN MINING

N
Legend
Mesoproterozoic
Sedimentary Cover
Paleoproterozoic
Intrusive Rocks
Mafic Dikes
Granitoids
Ultramafic Dikes & Sills
Jacobina Group
Serra da Paciência Formation
Rio do Ouro Formation
Serra do Córrego Formation
Mafic-ultramafic Intrusive
Campo Formoso Complex
Archean
Mundo Novo Greenstone Belt
Basement
Thrust-fault
Normal Fault
Normal Contact
Cities and villages
Paved roads
Gold occurrence
Gold Mine
0 5 10 Kilometers
Location Map
45°0'W
40°0'W
10°0'S
15°0'S
Bahia Gold Belt
SP
SC
SG
Pindobaçu
Fumaça
Mina Velha
Cinquenta e Um
Sambura
Cercadinho
Biquinha
Santa Cruz
Jacinto
Figura
Serra Branca
Jacobina
Canavieiras Mine
Itapicuru Mine
Jacobina Mine
"João Belo Zone"
Coxo
Campo Limpo
Itatu
To Salvador BR-324
330000
340000
350000
360000
8830000
8820000
8810000
8800000
8790000
8780000
8770000
8760000
8750000
8740000
8730000

Explanation: SP - Serra da Paciência; SC - Serra de Santa Cruz; SG - Serra dos Guarnapos.

DSM
DESERT SUN MINING

August 2005

Devpro Mining Inc.

Morro do Vento Mine Study Pre-Feasibility Study Report

During the Transamazonic Orogeny (~ 2.0 Ga), the 5,000 m-thick sedimentary package was thrust towards the west, forming tectonic slabs. The Jacobina Group reflects either a rift or a foreland sequence association. The rift model has been proposed by a number of workers since the 1970s while more recent researchers have favoured a foreland basin model.

Three sedimentary cycles, represented by individual stratigraphic formations, are traditionally interpreted to account for the development of the Jacobina Group. From oldest to youngest these are the Serra do Córrego, Rio do Ouro and Cruz das Almas Formations. The Serra do Córrego
Formation consists of interbedded quartzite and conglomerate, with preserved sedimentary structures characteristic of a braided stream type of deposition. The two conglomeratic members are separated by an intermediate quartzitic member. The Rio do Ouro Formation consists mainly of quartzite, locally with some interbedded conglomerates. The Cruz das Almas Formation consists of a package of chlorite and quartz-muscovite schists, along with phyllonite, phyllites and quartzites, which are cyclically interbedded. Work by DSM, however, indicates that the
Cruz das Almas Formation may, in fact, consist of slices of Serra do Córrego and Rio do Ouro
Formation quartzites tectonically imbricated with slices of manganese and iron rich chemical sediments and volcaniclastics of the Archean Mundo Novo Formation.

The sedimentary sequence of the Jacobina Group indicates a continental environment evolving towards a marine turbiditic phase. The deposits are believed to be the product of a metallogenic cycle of erosion, sedimentation and mineral deposition similar to the South African
Witwatersrand gold ores.

7.2	PROPERTY GEOLOGY

7.2.1	HOST ROCKS

The Jacobina sequence forms a prominent ridge, which is, on average, more than 400 m in elevation above the surrounding countryside, peaking at 1,200 m above sea level. As shown in
Figure 7.3, the gold-bearing quartz-pebble conglomerate in the Serra do Córrego Formation forms a thrust contact with the basement gneiss-greenstone terrane. The formation is exposed for 75 km along strike, from Campo Limpo in the south to southeast of Carnaíba in the north, with a maximum thickness of 1,000 m at Itapicuru.

Originally it was thought that outcrop of the Serra do Córrego Formation only continued to 5 km north of the town of Jacobina in Serra Branca, after which the cyclical accumulations of fluvial gravel and sand layers fine upward into marine quartzite that forms the Rio do Ouro Formation.
Work by DSM indicates that the Serra do Córrego Formation is actually much more extensive, extending 50 km north of Jacobina however, the amount of conglomerate in the sequence diminishes considerably after a distance of about 20 km. The underground mine excavations at
Jacobina expose structures that characterize the fluvial system which controlled the deposition of the Serra do Córrego Formation. Cross-bedding and ripple marks show that the most prominent direction of stream flow was up the dip and to the north. The series appears as a homoclinal structure with the beds striking north and dipping from 45° to 65° to the east.

The Serra do Córrego Formation is subdivided into three main members as shown in Figure 7.4.
The thickness of these members is variable from section to section. Within each member are several units of quartz pebble conglomerate. These conglomerate units are called reefs,

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following the nomenclature used for the geologically similar region of the Witwatersrand in
South Africa. Several of the reefs within the Upper and Lower Members have been mined, specifically the Basal, Main, Piritoso, Liberino, Holandez, Maneira, Intermediario, LMPC and
MPC. All of these are situated less than 4 km from the Itapicuru plant (Figure 7.5), and contain extensions of mineralization at depth and often along strike. Other conglomerate units, situated further from the plant, are lesser known and constitute further potential for the discovery of new mineral resources. Amongst these are the Serra Branca, João Belo Sul and Campo Limpo areas where gold mineralization has been encountered in surface trenches or limited diamond drilling.
Blind mineralization may also occur north of Jacobina, where the conglomerates are covered by the Rio do Ouro Formation. This formation is also characterized by auriferous quartz veins associated with mafic to ultramafic shear zones.

The main characteristics of the mineralized reefs are summarized in Table 7.1 and Figure 7.6 shows the stratigraphic correlation of the mine packages. The individual reefs at Morro do
Vento are described in more detail in the following sub-sections.

26

Figure 7.3
Property Geology and Major Target Areas
Legend
Paleoproterozoic
Intrusive Rocks
Basic / Intermediate Dikes
Ultrabasic Sills & Dikes
Jacobina Group
Rio do Ouro Formation (Quartzites)
Serra do Córrego Formation (Quartzites and conglomerates)
Archean
Mundo Novo Greenstone Belt (Metagreywacke, metachert, bif, schist)
Basement (Granite Gneiss)
Thrust Fault
Normal Fault
Dextral Shear Zone
Gold Mine
Bedding
Plant
City of Jacobina
Location Map
Jacobina Mine Area Map
Jacobina Mine
August 2005
DSM
DESERT SUN MINING
(Modified after Molinari et. Al., 1986)
N
Jacobina
Jacobina Sudeste
Morro da Viúva
Canavieiras Mine
Lagartixa / Canavieiras
Serra do Córrego
Morro do Vento Extension
Itapicuru Mine
Morro do Vento
Jacobina Mine
João Belo
Lajedo Preto
Campo Limpo
Jacobina Fault
Maravilha Fault
Pindobaçu / Itaitu Fault
Kilometers
0 1 2 3
8764000
8762000
8760000
8758000
8756000
8754000
8752000
8750000
8748000
8746000
8744000
8742000
330000
332000
334000
336000
338000

(Modified after Molinari, 1983)
(m)
750
700
550
450
200
0
Rio do Ouro Formation
Serra do Córrego Formation
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Upper Unit
Maneira
Holandez
Liberino
4
4B
Piritoso
nº 5
Intermediate Unit
Canavieiras Mine
Lower Unit
Serra do Córrego and Canavieiras Reefs
Intermediate Reefs - Morro do Vento
João Belo Reef
Schist Marker
Hangingwall
Main Reef
Footwall
Basal Reef
Basement
(m)
550
500
450
MSPC Reef
LVLPC Reef
MSPC
LMPC
LMPC Reef (MU)
LMPC
MPC (LU)
SPC
Legend
Rio do Ouro Formation
Quartzite
Serra do Córrego Formation
Quartzite
Conglomerate
Au-bearing Reefs
Basement
Gneiss

DSM
DESERT SUN MINING

August 2005

Figure 7.5
Jacobina Mine Area Geology

Canavieiras Mine
Liberino, Piritoso, Maneira, Holandes, LU & MU Reefs
Intermediate Reefs
Morro do Cuscuz
Itapicuru Mine
Mine Complex
Main Reef
Basal Reef
Morro do Vento
Jacobina Mine
João Belo Zone
SPC, LVL, LMPC & MPC Reefs
João Belo Sul
N
0
2
km
LEGEND
Basic & Ultrabasic Intrusives
Cruz das Almas Fm.
Cruz das Almas and Rio do Ouro Formations
Mundo Novo Greenstone
Serra do Córrego Formation
Upper Quartzite
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Basal Quartzite
Basement
Gold Bearing Reefs
Faults
Thrust Fault
Road
Settlements

August 2005

DSM DESERT SUN MINING

FIGURE 7.6
STRATIGRAPHIC CORRELATION OF MINE PACKAGES AT JACOBINA

South
João Belo
Itapicurú
Canavieiras
North
RIO DO OURO FORMATION
Quartzite
Upper Unit
Intermediate Unit
Maneira
Holandes
Liberino
Nº 4, 4B
Piritoso
Lower Unit
SPC
LVL
LMPC
MPC
SPC, LVL
Superior, Inferior
MU
LU
SERRA DO CÓRREGO FORMATION
500m to 1000m
NTERMEDIATE
Marker Schist
?
OWER CONGLOMERATE
Hanging Wall
Main Reef
Footwall
Basal Reef
Basal Quartzite
BASEMENT
625m
2800m
August 2005
March 2005
DSM
DESERT SUN MINING

Devpro Mining Inc.			Morro do Vento Mine Study Pre-Feasibility Study Report

	TABLE 7.1	CHARACTERISTICS OF THE PRINCIPAL MINERALIZED REEFS

Mine	Zone	Location	Strike	Thickness	Avg. Grade	Description
			(m)	(m)	(g Au/t)

ITAPICURU
	LVLPC	Morro de	400	2	4.8	Large and very large pebbles,
		Vento				only locally mineralized.
	MU Reef	Morro de	1,700	3 to 10	2.0	Medium to small pebbles
		Vento
	LU Reef	Morro de	1,700	3 to 10	2.4	Medium to large pebbles.
		Vento
	Main	60 to 90 m	3,000	Beds of 0.1	6.0	Pyritic, small to medium
	Reef	above		to 3, Zone up		pebble conglomerate beds.
		basement		to 12		Three channels of deposition,
		Itapicuru				broken by faults.
	Basal	At or very	1,600	3 to 10	4.0	Small to medium pebble,
	Reef	near basement				enrichment of gold at its
		contact –				upper and lower portions.
		Itapicuru

CANAVIEIRAS
	Maneira	Canavieiras	600+	Beds of 0.4	1.7	Large to very large pebbles
				to 7, Zone up
				to 70
	Holandes	Canavieiras	600+	Beds of 0.9	1.7	Large to medium pebble
				to 6, Zone up
				to 30
	Piritoso	Canavieiras	600+	1 to 3	9.5	Medium size pebbles with
						abundant pyrite
	Liberino	Canavieiras	600+	1 to 3	6.1	10 m above Piritoso; medium
						to large pebbles.
	MU	Canavieiras	400+	10 to 25	3.2	Pyritic, medium to large
						pebble conglomerates.
	LU	Canavieiras	400+	1 to 10	2.2	Pyritic, large pebble
						conglomerate.

JACOBINA MINE (JOÃO BELO)
	LVLPC	João Belo	1,000+	1 to 3	4.4	Large to very large pebbles.
		North
	LMPC	João Belo	1,000+	10 to 25	2.2	Large to medium pebbles.
		North
	MPC	João Belo	1,000+	1 to 4	3.6	Medium sized pebbles;
		North				locally contains gold values.

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TABLE 7.2	ANGLO AMERICAN CLASSIFICATION-TERMINOLOGY FOR
CONGLOMERATES OF THE JACOBINA GROUP
Size	< 4mm	4 – 16 mm	16 – 32mm	32 – 64mm	> 64mm

Symbology	VSPC	SPC	MPC	LPC	VLPC

Name	Very Small	Small	Medium	Large	Very Large
	Pebble	Pebble	Pebble	Pebble	Pebble
	Conglomerate	Conglomerate	Conglomerate	Conglomerate	Conglomerate

7.2.2	STRUCTURAL GEOLOGY

Ductile deformation of the Jacobina Group package appears to be limited due to the very high quartz content of the rocks, as evidenced by the presence of numerous primary sedimentary fabrics. Deformation therefore typically consists of brittle faults. Major faults are widely spaced, usually on the scale of hundreds of metres, with minor parallel ancillary faults. These major faults are moderate to high angle transverse faults and they are often accompanied by mafic to ultramafic intrusives. Often bordering the intrusives are narrow zones of re-cemented quartz pebble conglomerate breccia. Where intrusives are lacking, these units display wider breccia zones of a few metres. Numerous moderate- to high-angle brittle block faults are apparent and result in small offset of units.

Where exposed, the contact between the Precambrian basement and the Serra do Córrego
Formation is highly sheared and is likely a thrust contact. It is represented by a single, relatively sharp, chloritic fault which parallels, or is slightly discordant to, bedding in the sediments. The entire sequence of the Jacobina Group, comprising the mountains of the Jacobina Mine area, is a thrust slice onto the Precambrian basement rocks.

The property is crosscut and broken up by N70 E trending faults. These faults have a right lateral movement of several hundred to one thousand metres and cause successive blocks of the
Jacobina Group to shuffle to the east, as one moves north. These faults have some vertical component of movement to them and may be occupied by mafic dykes. The N70 E structures break the Jacobina Group up into 2- to 5-km long blocks. The structures are frequently occupied by streams which have carved deep, steep-sided valleys and which represent the dividing lines between the major mines within the area. Much more minor, bedding-parallel faults also occur near the Jacobina Mines.

Within the large blocks mentioned above, the stratigraphic sequence is often a homoclinal one, dipping steeply at 60° to 70° to the east. An exception to this is the block containing the
Canavieiras Mine where a broad rolling fold, hosting the mineralization, changes from steep east, through flat and shallow west dips before resuming the typical steep east dip.

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8.0 DEPOSIT TYPES

Anglo American was attracted to the Jacobina area in the early 1970s by what it felt was the remarkable similarity of the local gold-bearing conglomerates to the well-known Witwatersrand reefs in South Africa. More recently, Goldfields’ success at Tarkwa in Ghana highlighted the unique gold-bearing quartz pebble conglomerates in the lower Proterozoic of Africa and South
America.

Africa and South America were originally part of a supercontinent known as Gondwanaland.
Gondwanaland was originally part of an even greater land mass known as Pangea, but separated from that continent about 180 million years ago. Later, Africa and South America broke apart and drifted to their present positions.

Africa and South America have large Precambrian shield areas which underlie significant portions of both continents. The shields are composed of ancient rocks such as granite, gneiss, schist, and greenstone which were part of the primordial surface of the Earth. Sedimentary and metamorphic rocks of younger Precambrian age overlie the older rocks. The younger
Precambrian rocks contain gold-bearing conglomerates. These include the Roraima, Tarkwa, and Witwatersrand sequences in South America and Africa, which are many thousands of feet in thickness (Heylmun, 2000).

8.1 THE WITWATERSRAND BASIN

The Witwatersrand Basin lies within the Kaapvaal Craton of southern Africa, formed 3.7 to 2.7
Ga. The strata of the basin lie unconformably on the Archean cratonic basement. The basal sequence, the Dominion Group, is a sequence of thin conglomerates and thick lava flows containing only one known gold-bearing zone and a uranium-rich stratum. The basal sequence was deposited approximately 3.0 to 2.7 Ga. After a hiatus of 100 million years, the
Witwatersrand Supergroup was deposited. The Supergroup is divided into two units, the lower
West Rand Group and the upper Central Rand Group. The West Rand Group was deposited at approximately 2,970 Ma and consists of shales, quartzites, grits and conglomerates and only one gold-rich conglomerate bed. In contrast, the Central Rand Group, deposited from approximately
2,914 Ma on, consists of quartzites (90%), grits and rare shale and, most importantly, numerous gold-bearing conglomerate horizons.

The exceptional gold reefs of the Witwatersrand Basin dip at 20 to 25° towards the centre of the basin and are found to persist over areas of 10 to 100 km2, maintaining consistent gold grades
(approximately 15 g/t) and reef mineralogy. The auriferous reefs are commonly no more than one metre in thickness, although some of the richest reefs within the mid-fan facies are only centimetres thick. These reefs are conglomeratic units commonly overlying "interformational"
unconformities in the alluvial fan deposits (Barnicoat et al., 1997). The conglomerate units are typically pebble-supported, mature (free of clays and silts) and tightly cemented.

There are two families of thought on the formation of the Witwatersrand deposits, the paleoplacer group and the hydrothermal group. There is some evidence supporting both models.
Today most writers seem to believe that these deposits were placers which have locally

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experienced some remobilization of gold by fluids after lithification although this consensus is shifting.

The Witwatersrand has produced over 43,000 t of gold and the remaining reserves are known to contain another 40,000 t, making it, by well over an order of magnitude, the greatest gold producing area in the world.

8.2 TARKWA

The Tarkwa mine is located in south central Ghana. In Ghana, the Birimian greenstone belt sequence occurs as irregular basins of predominantly metasedimentary strata, separated by a series of north-east trending belts of metavolcanics, on which the majority of the major gold deposits are clustered, and a north-northwest striking belt, the Lawra belt, which extends northwards into Burkina Faso. The Birimian greenstone belts in Ghana are unconformably overlain by Proterozoic age Tarkwaian metasediments, which are host to the gold mineralization at the Tarkwa mine. The style of the gold mineralization is similar to that found in the
Witwatersrand Basin, concentrated in conglomerate reefs.

The deposit at Tarkwa is composed of a succession of stacked tabular palaeoplacer units, consisting of quartz pebble conglomerates, developed within Tarkwaian sedimentary rocks.
Approximately ten such separate economic units occur in the concession area within a sedimentary package ranging between 40 m and 110 m in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

Five separate production areas are located on and around the Pepe Anticline, a gently north-
plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and the interlayered waste zones between the mineralized units thicken to the west. In 2002, Goldfields reported reserves of 150.7 million t grading 1.4 g Au/t containing 6.530 million ounces (Moz) of gold. Total Measured and Indicated Resources were reported as 329.9 million t grading 1.8 g
Au/t containing 18.890 Moz of gold.

8.3 THE RORAIMA GROUP

The Roraima group in northern Brazil, southern Venezuela and the Guyanas contains conglomerate beds in which are found gold and diamonds. Most of the placer gold and diamonds found in Venezuela and northern Brazil are thought to have been derived from paleoplacers in the Roraima (Heylmun, 2000). The gold-bearing quartz pebble conglomerates of the Serra do Córrego Formation at Jacobina are the most significant known deposit of this type in
South America.

8.4 JACOBINA

Anglo American proposed a Witwatersrand-type paleoplacer model for the deposits of the
Jacobina area and operated its mines on this principle, concentrating on stratigraphic mapping and correlation. DSM is of the view, however, that the majority of gold mineralization formed as a result of extensive hydrothermal alteration related to fluid flow along the Pindobaçu Fault system which forms the eastern margin of the Jacobina basin. Fuchsite, which is widespread and
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often associated with the gold at Jacobina, is a hydrothermal alteration mineral. Gold mineralization is also associated with strong silicification and pyritization and occurs both within the conglomerates in the Jacobina Mine area as well as strongly fractured and brecciated quartzites in the Pindobaçu area, 50 km to the north. In addition, the highest-grade mineralization known to exist in the area occurs at Canavieiras where the most extensive structural deformation occurs.

DSM has employed a hydrothermal model for mineralization in its exploration. However, stratigraphy is very important because the conglomerates are the most permeable units in the package and are prime sites for hydrothermal mineralization.

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Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report

	9.0	MINERALIZATION
9.1	GOLD MINERALIZATION

The host rocks to the Jacobina gold mineralization are highly sorted and rounded quartz pebble conglomerate reefs of the Serra de Córrego Formation. Gold occurs as fine grains 20 to 50 microns in size, predominantly within well packed conglomeratic layers in which medium to larger- sized quartz pebbles are present. The gold is found within the matrix and often in association with pyrite and fuchsite. However, these accessory minerals also occur in the absence of gold. Gold-rich reefs show a characteristic greenish aspect because of the presence of the chromium-rich muscovite, fuchsite. Intra-reef quartzites typically contain low gold grades
(<0.70 g Au/t). Higher concentrations of gold are often encountered within the foreset beds, adjacent to topset beds, within a cross-bedded reef although this may also reflect structural upgrading. An important example of this style of mineralization is the Canavieiras Mine, an important exploration targets.

The gold-bearing reefs range in size from 1.5 to 25 m wide and can be followed along strike for hundreds of metres, and in some cases for kilometres. Some contacts between reefs and the later crosscutting mafic and ultramafic intrusives are enriched in gold.

Not all conglomerates of the Serra do Córrego Formation are mineralized, and many are completely barren of gold. Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and mineralization patterns. The differences are likely due to changes in the depositional environment, and possibly also in the source areas. Recent work by DSM, however, indicates that structure has a more important role in localizing gold mineralization than previously recognized.

9.2 GOLD-BEARING REEFS

While the reefs are variable in thickness, they are very continuous in strike length and down dip extension, reflecting their sedimentary origins (Figures 7.3 and 7.5) . Gold has a heterogeneous distribution within these reefs, with higher-grade concentrations often found at the upper contacts. These higher-grade zones have been interpreted as being due to paleo-weathering, but more likely reflect structural upgrading in the view of DSM. There are, however, other zones of gold enrichment related to tectonic activity. In some cases (e.g. Canavieiras) the structural enrichment by remobilization is very important in forming higher grade zones of mineralization.

Most of the gold occurs in the form of free gold, hosted almost exclusively in the matrix of the quartz pebble conglomerates. Locally, economic zones of gold mineralization are found within the adjacent quartzites, but these are of limited importance. The gold-mineralized matrix of both the conglomerates and adjacent quartzites are typically rich in fuchsite, giving the rocks a distinctive green colour on a fresh surface. However, fuchsite-bearing conglomerates with little or no gold also occur.

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Several of the conglomerates also have significant pyrite concentrations in their matrix. The presence or absence of pyrite rather than the amount of pyrite is a useful indicator of gold grades.
Typically the quartz pebbles in the gold-bearing conglomerates have a bluish-grey colour.

Similar to other gold-bearing quartz pebble conglomerates of the world, the reefs at Jacobina also contain trace amounts of uranium, a potentially useful exploration tool especially in areas covered by later sediments. In addition, due to the heavy minerals concentrated in the conglomerates (principally monazite), the Serra do Córrego Formation is marked by a prominent thorium anomaly in the airborne radiometric survey. Results of this survey were critical in DSM recognizing that the Serra do Córrego Formation extended much further north of Jacobina than previously thought.

9.3 STRATIGRAPHY OF THE GOLD MINERALIZED UNITS OF THE LOWER
CONGLOMERATE MEMBER

The Lower Conglomerate Member contains two principal reefs, the Basal Reef and the Main
Reef as shown in Figure 9.1, a schematic geological cross section of the Morro do Vento target area.

The Basal Reef is presently known only at Itapicuru where it has been recognized along 1,600 m of strike, 700 m of which is exposed by underground development. It constitutes the first conglomerate of the sequence, usually laid directly over the gneiss-greenstone basement although a narrow, basal quartzite bed is found locally between the basal conglomerate and the basement. Typically the basal conglomerate is 3 to 8 m thick and pyritiferous, with small- to medium-sized well-packed pebbles. Economic concentrations of gold occur along its lower portions, which are interpreted to result from the concentration of gold along shear zone contacts.
A layer of pebbly quartzite and a poorly-packed large pebble conglomerate with erratic and uneconomic concentrations of gold covers it.

The Main Reef is the next gold-mineralized conglomerate in the sequence and is composed dominantly of cross-bedded quartzite, with local conglomerate horizons. This zone is up to 12 m thick, and is located about 60 to 90 m above the basement. As with the Basal Reef the Main
Reef zone occurs at Itapicuru, extending for 3,000 m from the Morro do Vento Extension (Morro do Cuscuz) area in the north, to Morro do Vento, in the south.

Along its full extent, the Main Reef Zone lies between two remarkably continuous and contrasting conglomerates. The Footwall Conglomerate is a very well packed and sorted, oligomictic, pyritiferous, medium-sized pebble-conglomerate. It is 35 to 45 m thick. The hanging wall conglomerate is a 30 m to 40 m thick, poorly packed, oligomictic, large pebble conglomerate, devoid of pyrite and gold grades, and locally occupies channels cut in the Main
Reef Zone.

The Main Reef is exposed underground along its complete strike length. It consists of a bed of pyritiferous, small to medium pebble conglomerate. It varies from 0.1 to 3.0 m in thickness, with an average of about 2.0 m. Three channels of deposition have been identified, which usually narrow gently towards their edges and locally host enriched gold concentrations due to possible reworking.

37

E = 334 200
E = 335 000
Garimpos
1000m
700m
INTERMEDIATE REEF ZONE
MAIN REEF ZONE
BASAL REEF ZONE
780
750
720
690
660
630
570
525
480
390
LEGEND
Intrusive
Conglomerate Sequence
Quartzite
Basement
Fault
0
200
m

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Morro do Vento Mine Study Pre-Feasibility Study Report

Although it presents attractive grades and thickness, as demonstrated by core holes and the underground exposures, the central channel is broken by a zone of closely-spaced faults, and split into small slices, inhibiting mechanized mining. Only a small part of this channel was exploitable with the methods used and was not considered by previous operators to be a mineral reserve for the mine. However, the southern channel is remarkably continuous and uniform and constitutes most of the resources and reserves previously reported by JMC for this conglomerate.

9.4 STRATIGRAPHY OF THE GOLD MINERALIZED UNITS OF THE UPPER
CONGLOMERATE MEMBER

The Upper Conglomerate Member contains sections of mineralized conglomerate units along its complete strike length, from Serra Branca in the north to Campo Limpo in the south, a distance of 30 km. The better-known conglomerates are those already exposed by mining at Canavieiras,
Serra do Córrego, Morro do Vento and João Belo.

The Upper Member has a great number of conglomerates, all well-packed, pebble-supported, oligomictic, and dominantly consisting of medium to very large quartz pebbles. The conglomerates are concentrated in three massive units, each one aggregating to 65 to 80 m in thickness, all containing interbeds of planar or trough cross-bedded quartzite. The three conglomerate units (Lower, Intermediate, and Upper) are separated by two quartzites with widths ranging up to 90 to 100 m.

The Lower Conglomerate Unit of the Upper Conglomerate Member (Figure 7.4) hosted most of
JMC’s resource base reported at the time of mine closure, including the LMPC Reef at the João
Belo mine and the Intermediate Reef sequence at the Itapicuru mine. The conglomerate beds consist typically of medium to large quartz pebbles supported in a sandy matrix. The fuchsite-
rich matrix has significant but variable amounts of pyrite. The individual conglomerate beds can be traced on surface and in underground workings for hundreds of metres along strike and possess significant down dip extension.

At the Jacobina Mine (João Belo Zone), the Lower Unit of the Upper Conglomerate Member
consists of three consecutive, well-packed, pyritiferous quartz-pebble conglomerate units (Figure
9.2) all of which host mineralization that was previously mined. The lower conglomerate layer, or MPC Reef, is mostly comprised of medium-sized pebbles, with a thickness of 1.0 to 3.5 m.
The second conglomerate layer, or LMPC Reef, consists of large and medium pebbles and is 3 to
15 m thick with variable gold values. The upper conglomerate layer, or LVLPC Reef, varies from 3.0 to 5.0 m in thickness and consists of large to very large pebbles in a greyish matrix. At some sites there is a mineralized small pebble conglomerate, known as the SPC Reef, at the upper contact of the LVLPC. Thin wedges of quartzite often mark the contacts between the three conglomerates. There are also differences in the colour of some pebbles, ranging from pink to yellow to green. The mined zones extend for at least 900 m along strike and mine workings are presently focused in the LMPC Reef.

The Jacobina Mine (João Belo Zone) included ore zones north and south of the cross cutting mafic dike. The area immediately south of the dike is called João Belo Sul Extension and was originally drilled during 1997, confirming the continuity of the mine stratigraphy over 450 m to the south of the mine workings with similar grades and widths. In 2004, DSM completed

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significant additional drilling which has significantly increased the mineral resources in this area as outlined in Section 17 below.

At Morro do Vento, two conglomerates of the Lower Unit of the Upper Conglomerate were previously developed and partially exploited underground. These have a pyrite-rich matrix and are well packed. The lower is the Inferior (LU - Lower Unit) Reef, with medium to large pebbles and about 30 m above it, the Superior (MU - Middle Unit) Reef (marked LMPC on the section) is characterized by medium to small pebbles toward the top and medium to large pebbles in the base. These two reefs are within a larger package known as the Intermediate
Reefs which are from 40-70 m thick and extend along strike at Morro do Vento for 2 km. This area was extensively drilled by DSM in 2004 and is discussed in more detail in Section 17 below.

At Serra do Córrego and Canavieiras the LU and MU Reefs (Lower Unit and Middle Unit) are
located in the base of the Upper Conglomerate Member. At the Canavieiras Mine, these two reefs do not outcrop but were originally identified by three drill holes below the Piritoso Reef
(Figure 9.3) and are limited by faults and intrusive rocks. The LU Reef occurs in the top of a conglomerate layer with medium-sized pebbles. The MU Reef is pyritiferous, with large- to medium-sized pebbles and is more than 20 m thick. This target was drilled more extensively by
DSM in 2004.

At Serra do Córrego the LU and MU Reefs outcrop along a strike length of over one kilometre.
They are pyritic and contain medium-sized pebbles with locally higher gold values near the top.

In the Intermediate Unit of the Upper Conglomerate Member, mineralized conglomerates are more frequent in the lower section, and commonly amongst non-economic conglomerate beds.
They have a pyrite and fuchsite-rich matrix, and typically are one to several metres in thickness, with hundreds of metres of strike extension and a significant down-dip extension. Some have smaller pebbles and better packing at their upper contact, clear indications of alluvial reworking.

At the Canavieiras Mine, the Intermediate Unit of the Upper Member is 80 m thick and is characterized by six well-mineralized and well-packed oligomictic, and highly-pyritiferous conglomerates, of which the lower two, the Piritoso and the Liberino, were more developed and exploited along 500 m of strike length. Both are extensively oxidized on the developed levels.
The most productive is the Piritoso Reef, located 10 m below the Liberino Reef, with 0.9 to 1.7
m of thickness and pebbles of medium size, where higher than average grades have been discovered (average grade 9.0 g Au/t). The Liberino Reef, averaging 6.1 g Au/t, is typically 1.3
m thick and consists of medium to large pebbles, in a greenish matrix (fuchsite). The other reefs of the Intermediate Member are the 4A, 4B, N5, Holandes and Maneira. These were only mined locally.

9.5 GEOLOGY AND MINERALIZATION OF THE MORRO DO VENTO AREA

In the Morro do Vento area the conglomerate-bearing strata (“reefs”) are termed the Intermediate
Reefs, which are in the Lower Unit of the Upper Conglomerate division of the Serra do Córrego
Formation as shown in Figure 9.2. The reefs at Morro do Vento have variable strikes ranging between 340° and 035° and dips ranging between 40° E to 70° E. The average strike is between

40

Road to Jacobina
Cuscuz Mine
8755000mN
Plant and Industrial Area
Area of Morro do Vento Mineralization Intermediate Reefs
Itapicuru Mine
8752500mN
João Belo Rock Dump
Jacobina Mine João Belo Zone
334600mE
N
W
E
S
Legend
Intrusive
Rio do Ouro Formation
Serra do Córrego Formation
Gold Bearing Reefs
Basement
Roads
Thrust Fault
Fault
UTM GRID: Corrego Alegre 24S
0
500
1000
meters

Figure 9.2

Simplified Geology of the Morro do Vento Area

Devpro Mining Inc.

August 2005

Devpro Mining Inc.

Morro do Vento Mine Study Pre-Feasibility Study Report

355° and 360° with an average dip of 50° to 55° E. The conglomerate beds are characterized by centimetre- to metre-thick units that are composed of tightly packed, well rounded, millimetre- to centimetre-sized quartz pebbles in an arenaceous matrix. The matrix is slightly to highly porous with small millimetre-sized vugs apparent in surface exposures and core. The conglomerate beds are intercalated with quartzite beds of similar thickness. Individual beds are lenticular and, while the assemblage of conglomeratic units is persistent along strike for kilometres, individual beds are locally discontinuous along strike and down dip and are highly variable in thickness.

The locally discontinuous and lenticular nature of the conglomerate beds at Morro do Vento is in contrast to the more regular, well defined conglomerate beds commonly found elsewhere in the
Serra do Córrego formation. The distribution and nature of the major sets of conglomerate beds is depicted in Figure 9.3. This map, which shows the surface geology in the centre of the Morro do Vento area, depicts the anastomosing and lenticular nature of the major sets of conglomerate beds which vary in number from nine between the hanging wall and footwall at the north end of the map to five at the south end of the map. Section 9.5.1 describes more fully the number and thickness of the lithological units and reefs of the Morro do Vento area. Minter (1975) describes the sedimentary environment of the Main Reef unit in the Morro do Vento area as “one of a braided fluvial belt … the sediment was probably deposited by an anastomosing series of river channels.” At Morro do Vento the geometry of the conglomerate beds is considerably more complex than that of the Main Reef. The pebble size in the units that comprise the Morro do
Vento conglomerate reefs and the degree of sorting do not indicate a much higher energy environment than that of the Main Reef, perhaps just a more rapidly oscillating one.

The Intermediate Reefs at Morro do Vento have been interpreted by DSM geologists as a number of metre-scale beds that were grouped into four major subunits, designated the LU, MU,
LVLPC and SPC Reefs. The most important reefs for gold mineralization are the LU and MU reefs which host the bulk of identified mineral resources. The footwall and hanging wall contacts of the Intermediate Reefs are gradational and arbitrary and are defined as being where the strata change from abundant conglomerate beds to where the strata are dominated by quartzite beds of centimetre to metre thickness with only minor intercalated conglomerate beds.
Although individual conglomerate horizons are evident and are traceable over distances of 100 m or more, the Intermediate Reefs in the Morro do Vento area are generally best described as typical of a braided stream bed environment with a series of anastomosing and intercalated beds.

The definition of the interpreted hanging wall and footwall contacts at Morro do Vento, including those of the internal quartzite rich units, is fairly consistent on a ten to hundreds of metres scale. The Intermediate Reefs have a strike extension and dip extension of several kilometres extending well past the area considered in this report and, on a local scale, extend several hundred metres along strike and down dip beyond the area where mineral resources have been outlined by diamond drilling. The thickness of the entire Intermediate Reef horizon varies from 20 to 105 m with the average thickness being 40 to 70 m (Figure 9.3) . The quartzite beds occurring within the Intermediate Reefs are interbedded with substantially more conglomerate beds than the quartzite beds that occur in the hanging wall and footwall of the Intermediate
Reefs.

42

N
W
E
S
Mainly Conglomerate Beds
Mainly Quartzite Beds
Garimpos
47°
Dips
UTM GRID: Corrego Alegre 24S
334800mE
8753800mN
8753600mN
8753400mN
334600mE
48°
50°
50°
SPC Reef
LVLPC Reef
fault
Morro do Vento
Intermediate Reefs
MU Reef
LU Reef
Stratigraphic
Hangingwall
Contact
Stratigraphic
Footwall
Contact
50°
59°
road
0
50
metres
50°
47°
road
Source:
Jacobina Mine files

Figure 9.3

Detailed Geology Plan Conglomerate Stratigraphy

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August 2005

Devpro Mining Inc.

Morro do Vento Mine Study Pre-Feasibility Study Report

Logging and interpretation of diamond drill core by DSM indicates that the hanging wall contact of the LU reef and the footwall contact of the MU reef are stratigraphic contacts with quartzites that are very consistent throughout the Intermediate Reef package. The footwall and hanging wall contacts of the LU and MU reefs, respectively, in contrast are gradational and the overall thickness of the mineralized zone depends on the thickness of the conglomerates in the reefs.

Gold mineralization at Morro do Vento is primarily hosted by the arenaceous matrix of the conglomerate units. The matrix is composed of quartz (97%), sericite and fuchsite (2%) and minor zircon and chromite grains. Areas of better grade gold mineralization in drill core have a proportion of gold mineralization hosted by fractures in addition to the more common habit of very fine gold in the matrix of the conglomerate units. These occurrences are noticeably more common for intervals of core that are higher than average in grade. Fine visible gold can often be seen along these fractures.

Although sub-economic gold concentrations (0.1 to 0.5 g Au/t) are present throughout most of the conglomerates of the Jacobina Group near the Jacobina Mine, there are local areas where the overall grade increases. There is, in general, an increase in the amount of pyrite associated with better areas of gold mineralization but no direct correlation between pyrite content and gold tenor. In addition, DSM geologists have observed an increase in hematite alteration and a grey discolouration to the quartz pebbles in areas of elevated gold grade. Lerdu et al., (1997) have documented areas with gold grades in excess of 3 g Au/t that are characterized by ubiquitous matrix recrystallization, newly formed sulphide minerals, fuchsite, rutile, tourmaline and andalusite occurring as void and fracture fillings. This suggests that the control on grade on the basis of primary sedimentary character, while clearly present, may not be as strong as previously thought.

Within the Intermediate Reef package at Morro do Vento, DSM has identified four major reefs that are laterally very persistent. As noted above, the stratigraphy at Morro do Vento is more variable when compared to other areas. The zones can be correlated consistently from hole to hole; however, the overall variability in thickness is greater. The four major reef zones, from stratigraphically lowest to highest, identified are set out in Table 9.1 below.

TABLE 9.1	MAJOR REEF ZONES, MORRO DO VENTO

Name	Average Thickness	Average Grade	Pebble Size

LU (Lower) Reef	1.1 - 10.3	2.4-2.6	Large to medium
MU (Middle) Reef	1.2 - 11.8	2.0-2.5	Large to medium
LVLPC Reef	1.1 - 3.8	2.3-4.8	Large, very large
SPC Reef	3.2 - 5.5	1.8	Small

The LU and MU reefs are the most significant with respect to gold mineralization. These two reefs range in thickness from 1 to 12 m averaging about 6 to 7m and extend for the full 2-km strike length of Morro do Vento. The mineral resources in these reefs are discussed in Section
17.0. Figure 9.4 is a cross section of the Intermediate Reef package showing the location of the

44

Figure 9.4
Morro Do Vento
Cross Section 8754200 N
Looking North
334600 E
334700 E
334800 E
334900 E
900 m
800 m
700 m
600 m
500 m
MVT309
800 Level
SPC Reef
LVLPC Reef
MU Reef
LU Reef
690 Level
670 Level
630 Level
MVT114
MVT221D
MVT263A
MVT263
MVT257
LEGEND
Gold-bearing quartz pebble conglomerate
Quartz pebble conglomerate / quartzite
Quartzite
Level / stope
Diamond drill hole with hole number
MVT114
0
50
metres
100
DSM
DESERT SUN MINING
August 2005

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Morro do Vento Mine Study Pre-Feasibility Study Report

individual reefs referred to in Table 9.1 above. The only area where these (and other reefs) do not carry gold mineralization is where they are cut by the later supergene alteration zones that have leached gold, as shown in Figure 11.2 in the following section.

It is very possible that the reefs actually reflect bedding plane thrust faults that have been the focus for hydrothermal gold mineralization. This is suggested by the relatively consistent nature of the zones despite the significant local variation in stratigraphy. This model will need underground evaluation to confirm if it is correct.

9.5.1 GRADE CHARACTERISTICS BY ROCK TYPE FOR MORRO DO VENTO

At the request of DSM, John Reddick, P.Geo. and Mohan Srivastava, P.Geo., completed a statistical analysis of the Morro do Vento assay data to characterize the distribution of gold in different lithologies. Data in the Gemcom lithology table were manipulated to create a numeric field to represent the lithology codes in the database and to group similar lithologies for analysis of gold distribution. Numeric values were then created that correspond to the lithology text values as shown in Table 9.2.

TABLE 9.2 NUMERIC VALUES ASSIGNED TO LITHOLOGICAL CODES

Litho Code	Numeric	Rock Type
	Code

QTO	1	Quartzite
VS*	2	conglomerate with Very Small pebbles (< 4mm)
SV*	2	conglomerate with Small to Very small pebbles
SP*	2	conglomerate with Small Pebbles (4 – 16 mm)
SM*	3	conglomerate with Small to Medium pebbles
MS*	3	conglomerate with Medium to Small pebbles
MP*	3	conglomerate with Medium Pebbles (16 – 32
		mm)
ML*	4	conglomerate with Medium to Large pebbles
LM*	4	conglomerate with Large to Medium pebbles
LP*	4	conglomerate with Large Pebbles (32 – 64 mm)
LV*	5	conglomerate with Large to Very large pebbles
VL*	5	conglomerate with Very Large pebbles ( > 64
		mm)
ULTRA*/INTR*	6	Ultramafic
EMB*	7	Basement
QZ*	8	Quartz veins
SOLO*	9	Soil
XISTO*	10	Schist
BRECCIA	11	Breccia

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Analyses of the grades of individual lithologies units were done on the units listed in Table 9.2.
These data were grouped into divisions according to the initial letter of the rock codes (which for the conglomerates denotes the clast size). The results of those analyses are presented below in
Table 9.3 and Figure 9.5. Only the conglomerate units have been sampled almost in their entirety, therefore the average grade of the quartzite intervals in Table 9.2 does not represent the true average grade of that unit, only the average grade of the sampled intervals from the quartzite.

TABLE 9.3 GOLD GRADE OF LITHOLOGIES 1-5, BY ROCK CODE, IN MVT REEF DOMAIN

Rock	n	Min	Max	Mean	Std.	CV	Value at	Value at
Code*		g Au/t	g Au/t	g Au/t	Dev.		75% of data	95% of data
							g Au/t	g Au/t

1	8,982	0.00	70.3	0.29	1.26	4.4	0.21	1.09

2	853	0.00	92.7	0.92	4.26	4.6	0.48	3.12
3	4,574	0.00	68.5	1.06	3.18	3.0	0.78	4.20
4	10,284	0.00	108.5	1.10	2.91	2.7	0.87	4.66
5	1,424	0.00	38.3	1.11	2.90	2.6	0.95	3.89

2-5 incl.	17,135	0.00	108.5	1.08	3.06	2.8	0.83	4.42

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FIGURE 9.5 BOX AND WHISKER PLOT FOR MAJOR GOLD-BEARING LITHOLOGIES AT MORRO DO VENTO

Au distribution by rock code

Quartzite
Small pebble conglomerate
Medium pebble conglomerate
Large pebble conglomerate
Very large pebble conglomerate
Au (in g/t)
100
10
1
0.1
0.01
0.001

Number	8982	853	4574	10284	1424	Number
Mean	0.29	0.92	1.06	1.10	1.11	Mean
Standard deviation	1.26	4.26	3.18	2.91	2.90	Standard deviation
Maximum	70.31	92.69	68.54	108.48	38.31	Maximum
75th percentile	0.21	0.48	0.78	0.87	0.95	75th percentile
Median	0.06	0.16	0.27	0.29	0.32	Median
25th percentile	0.01	0.02	0.10	0.11	0.10	25th percentile
Minimum	0.00	0.00	0.00	0.00	0.00	Minimum

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		10.0	EXPLORATION
10.1	JMC EXPLORATION

Anglo American conducted several decades of extensive exploration work on the Serra do
Córrego Formation, principally in the area of the Itapicuru, João Belo and Canavieiras mines, resulting in the discovery of these deposits. Once the mines were discovered however, regional exploration of the Serra do Jacobina was limited.

William completed a limited exploration program in 1997 to search for depth extensions to the
Canavieiras Mine and southerly extensions to the João Belo mine. The results of this program are discussed in Sections 7, 8, 9 in this report and in Section 19 of DSM’s previously filed
Technical Report entitled “A Review of The Exploration Potential of, and A Proposed
Exploration Program For, The Jacobina Property, Bahia State, Brazil” (Hennessey, 2002).

Except for work by garimpeiros, most of the belt of exposure for the Serra do Córrego Formation remains relatively unexplored. DSM has been carrying out systematic exploration of the
Jacobina property since September 2002. In late 2003, as a result of positive results, the exploration program was substantially increased. The following sections summarize results of the exploration programs in 2002, 2003 and 2004. The discussion of the results in each of the major target zones discussed in Section 10.4 “2004 Exploration Program Results” incorporates results of the 2002 and 2003 program and therefore these are not discussed separately. Figure
7.3 shows the locations of the major target areas in the Jacobina Mine area discussed in the following sections.

Assaying for the programs has been carried out by Lakefield Geosol, an ISO 9000-2001 certified laboratory based in Brazil, using fire assay on 50-g pulps. Check assaying was routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. External reference standards are also routinely added to monitor the quality of analyses by the laboratories. Security is maintained at the core logging and sampling facility. Dr. William N.
Pearson, P.Geo., is DSM’s QP, as defined under NI 43-101, responsible for the scientific and technical work on the programs and has regularly visited the site from 2002 to the present.

10.2 PHASE I (2002) EXPLORATION PROGRAM

The results of DSM’s Phase I exploration program are described in Hennessey (2003a) a
Technical Report which is available on SEDAR (www.sedar.com). The Phase I exploration drill program consisted primarily of 12 NQ-sized (47.6 mm core) diamond drill holes totalling 2,245
m however, additional work included a regional exploration program using remote sensing imagery, analysis of airborne geophysical data, geological data compilation using GIS
(geographic information system software), and a program of prospecting, sampling and mapping using garimpeiros. Total expenditures on the Phase I program were US$500,000.

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10.3	PHASE II (2003)	EXPLORATION PROGRAM

The Phase II (2003) exploration program commenced in March, 2003 and included 8,988 m of diamond drilling in 75 NQ-sized (47.6 mm core) holes, induced polarization (IP) geophysical surveys and continuation of the regional exploration program. The bulk of the drilling in this program tested the Serra do Córrego, Morro do Vento and João Belo Sul areas. The budget for the program was $US1.5 million. Upon completion of this work in September 2003 and the
Feasibility study, DSM earned a 51% interest in the Jacobina property and triggered its option to acquire the remaining 49% to own a 100% interest in the property.

10.4 2004 EXPLORATION PROGRAM

In 2004, the program was substantially expanded with a total of 28,866 m of NQ diamond drilling in 125 holes completed. The prime target areas drilled were Morro do Vento, João Belo
Norte, João Belo Sul and Canavieiras as shown in Figure 7.3. Included in this total was 2,000 m of diamond drilling completed in the northern area of the Bahia gold belt property to test several targets outlined by geological mapping, sampling, soil geochemical surveys and induced polarization surveys.

Table 10.1 lists the number of holes and total meterage drilled for each of the major target areas from September 2002 to December 2004 inclusive. Results of the drilling in the Morro do Vento area are discussed in Section 11 below. Results for areas other than Morro do Vento including the northern area are discussed in Pearson and Tagliamonte (2005).

TABLE 10.1	TOTAL DRILLED BY DSM - FROM SEP. 2002 TO DEC. 2004

	Area	Total Drilled

	Canavieiras (CAN)	6,589.46
	Rio do Coxo (COX)	189.18
	João Belo (JBA)	12,221.35
	Morro do Vento Extension (MCZ)	2,119.90
	Morro do Vento (MVT)	13,599.05
	Serra do Córrego (SCO)	2,779.54

	Total	37,498.48

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		11.0	DRILLING
11.1	JMC

The original database, from which JMC estimated the mineral resources at the Jacobina project in 1998 (Hennessey 2002, 2003b) is comprised of two types of samples: drill core and chip/channel samples. Until the mid 1990’s, the database was strictly a paper one with holes and sample information plotted on plan, section and longitudinal sectional projections. JMC partially computerized the database after acquisition by William. DSM later completed a detailed verification of all the old drill holes including the checking of original drill logs, assay certificates, survey data and maps and sections. All holes have now been verified and entered into the electronic database by DSM.

The drill holes in the JMC database are a mixture of BQ-sized (core diameter = 36.5 mm) and
TT-sized (slightly smaller than BQ) core. The BQ core was drilled from company-owned surface exploration drill rigs and the TT core from underground.

All drill hole setups were marked up underground, in paint, by a surveyor. The mark-up included a foresight and backsight in addition to the hole number, inclination and hole length.
Drill holes were stopped by the driller at the specified footage, but the drill was not moved to the next hole without the permission of the geological technician in charge, who inspected the core prior to moving.

In addition to drill hole logging and sampling, all development headings were mapped at 1:200 scale and sampled when in, or near, conglomerate. The mapping and chip channel sampling was plotted on plans and is available for interpretation purposes during resource estimation. The chip/channel sampling was also sometimes composited into pseudo drill holes for use in resource estimation.

There are 1,191 drill holes totalling 157,642 m of drilling in the DSM database for the Jacobina
Mine area. A complete description of the drilling is not possible within the scope of this report.
However, a summary of the drill holes available by mine or major exploration area is set out in
Table 11.1 below. Table 11.1 also contains a summary of all drilling completed by DSM since acquisition of the project (excluding northern area drilling).

51

11.2 DSM

All DSM drilling was conducted by contract diamond drillers using modern wireline, surface drill rigs. The drills were aligned using foresights and backsights set up by DSM geologists. All holes were stopped under geological control to ensure that target horizons had been reached.

Several of the current DSM geological staff are former JMC employees. They are familiar with the local rock types, stratigraphic sequence, mineralization controls and rock codes previously used. Similar logging techniques and rock codes are being employed by DSM to allow for ease

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of use with the previous data. The lithologic codes were developed after extensive study by
Anglo American geologists and sedimentologists. More extensive sampling is being performed however compared with historical sampling programs and greater attention is being paid to hydrothermal alteration.

Logging was originally performed on paper and transferred to an Excel database. Gemcom was contracted to write a software entry program know as “Logger” for the electronic capture of data into a Gemcom format during logging. This program was tested and implemented in September,
2003. The logging process is now fully automated with all data capture in the Logger program.

11.2.1 DRILLING RESULTS

The Morro do Vento target area is located about 1.5 km from the processing plant and approximately 9 km from the town of Jacobina. The Intermediate Reef package here is consistently about 60 to 70 m wide and extends along the full 2 km strike length with extensive garimpos (free miners workings). This target was identified as a result of drilling in the adjacent
Morro do Vento Extension (Cuscuz) area in 2002 and compilation of historical drilling data. The results of an induced polarization survey completed in 2003 at Morro do Vento indicated that the mineralized horizon likely extended over 400 m down dip into the valley.

At Morro do Vento, the Intermediate Reef package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 40 to 70 m in width and extends along strike for 2
km. This package had been previously explored by 20 wide-spaced diamond drill holes over the
2-km strike length as well as in limited underground workings. Conglomerates comprise approximately 25% to 40% of the package.

The former Itapicuru mine had workings in the Morro do Vento and Morro do Vento Extension
(Cuscuz) areas although most of the previous production came from the Basal and Main Reefs.
These are stratigraphically 350 m and 300 m, respectively, below the Intermediate Reefs.
Previous mining and exploration focused on the high-grade zones in these reefs which were mined in stopes that were typically 2 to 2.5 m wide. Past production from the Intermediate Reefs was 413,974 tonnes grading 3.87 g Au/t from one conglomerate layer 1.9 m thick at the north end of the area.

The package is exposed on the east flank of the Morro do Vento hill. The slope of the hill is a dip slope averaging about 55º E dip. The reefs extend from the top of the hill, at elevation 1,000
m, to the valley, at elevation 630 m, where they are truncated by a steeply dipping mafic intrusive. There are numerous garimpos along the entire strike. The largest garimpo on the north end extends for 230 m along strike and is 10 to 20 m wide.

Highlights of the 2003-2004 drilling are as follows:

Hole MVT-289, collared at the south end of the target area, intersected 4.42 g Au/t over

11.8	m true width (4.12 g Au/t with the one high assay cut to 30 g Au/t) from 161.23 to

181.64	m. A second intersection from 201.76 to 228.89 m returned 1.39 g Au/t over 15.7

m true width including 2.81 g Au/t over 6.1 m true width.

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Hole MVT-290 collared 100 m north of MVT-289, beneath an area where there are no garimpos (free miner workings) on surface, returned 2.92 g Au/t over 4.9 m true width.

Hole MVT-291, collared about 500 m north of MVT-289 under an area with extensive garimpos, returned 1.48 g Au/t over 44.3 m true width including 2.58 g Au/t over 17.1 m true width.

Hole MVT-293 which intersected 0.81 g Au/t over a true width of 49.5 m including 1.35

g	Au/t over a true width of 13.5 m and MVT-295 on the same section, 50 m vertically below, which intersected 0.81 g Au/t over a true width of 57.1 m including 1.04 g Au/t over 23.9 m.

Hole MVT-297, collared 250 m north of these holes intersected 0.96 g Au/t over a true width of 48.0 m including 1.44 g Au/t over a true width of 27.3 m.

Hole MVT-301 drilled 100 m north and at the same elevation as MVT-291, intersected 0.74 g Au/t over 62.0 m true width including 1.34 g /t over a 12.9 m true width.

Hole MVT-300 which intersected 0.84 g Au/t over a true width of 63.0 m including 1.99

g	Au/t over a true width of 11.1 m and 1.37 g Au/t over a true width of 12.6 m.

Hole MVT-303 intersected 0.80 g Au/t over a true width of 66.0 m including 3.13 g Au/t over 4.1 m and 2.59 g Au/t over a true width of 8.5 m.

Hole MVT-305 intersected 0.83 g Au/t over 70.6 m true width including 3.22 g Au/t over

a	true width of 8.1 m and 1.49 g Au/t over a true width of 12.2 m.

Hole MVT-309 intersected 0.66 g Au/t over 74.6 m true width including 1.39 g Au/t over

a	17.6 m true width and 2.45 g Au/t over 5.5 m true width. Collectively holes MVT-300,

-303,-305 and -309 cover a strike length of about 300 m.

MVT-310 which intersected 0.96 g Au/t over a true width of 50.8 m including 3.00 g Au/t over a true width of 10.9 m (2.65 g Au/t cut to 30 g/t).

MVT-312 which returned 0.79 g Au/t over 61.1 m including higher grade zones of 5.54 g Au/t over 2.9 m and 1.36 g Au/t over 12.1 m true width.

MVT-313, 50 m vertically below MVT-291, which intersected 0.94 g Au/t over a true width 41.3 m.

MVT-314 intersected 0.92 g Au/t over a true width of 75.8 m including 4.16 g Au/t over

a	true width of 6.9 m and 2.95 g Au/t over a true width of 8.6 m.

MVT-335 which intersected 1.01 g Au/t over a true width of 54.3 m including higher grade intersections of 3.10 g Au/t over a true width of 6.3 m and 2.17 g Au/t over a true width of 4.17 m.

MVT-324 which returned 0.79 g Au/t over a true width of 40.5 m including 2.42 g Au/t over a true width of 8.1 mg Au/t. Results from MVT-322 to MVT-324 fill in a major gap in previously drilling in the northern part of the target zone and indicate that the mineralized zones are continuous through that area.

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Morro do Vento Mine Study Pre-Feasibility Study Report

  MVT-316 which intersected 0.76 g Au/t over a true width of 73.5 m including higher grade intersections of 2.87 g Au/t over 7.4 m true width and 2.33 g Au/t over 6.8 m true width.
  MVT-335 which intersected 1.01 g Au/t over a true width of 54.3 m including a higher grade intersection of 2.65 g Au/t over a true width of 8.6 m.
  MVT-336 which returned 0.71 g Au/t over a true width of 67.2 m including higher grade intersections of 3.41 g Au/t over a true width of 4.2 m and 4.06 g Au/t over a true width of 1.5 m.
  MVT-339 which intersected 1.03 g Au/t over a true width of 61.8 m including a higher grade intersection of 2.27 g Au/t over a true width of 9.8 m.
  MVT-340 which intersected 0.82 g Au/t over a true width of 44.2 m including 2.30 g Au/t over 7.5 m true width.
  MVT-347 which returned 0.95 g Au/t over a true width of 58.5 m including 2.30 g Au/t over a true width of 20.7 m.
  MVT-348 which intersected 0.92 g Au/t over a true width of 39.2 m including a higher grade intersection of 3.55 g Au/t over 7.5 m true width.
  MVT-353 which intersected 0.93 g Au/t over a true width of 80.5 m including a higher grade intersection of 2.04 g Au/t over 11.0 m true width.
  MVT-346 which returned 0.88 g Au/t over a true width of 65.9 m including 2.93 g Au/t over a true width of 10.2 m.
  MVT-357 which intersected 0.81 g Au/t over a true width of 46.7 m including 1.67 g Au/t over 10.4 m true width.

Significant results of drill holes in Morro do Vento including the highlights noted above are shown in Table 11.3 below. Results of sampling from historical holes are shown in Table 11.4.
The area in which the bulk of drilling was completed (above the 800 Level) is shown in a vertical longitudinal section in Figure 11.1.

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Devpro Mining Inc.				Morro do Vento Mine Study Pre-Feasibility Study Report

	TABLE 11.3 SIGNIFICANT DRILLING RESULTS, MORRO DO VENTO

Hole No.*			From	To		Gold	Interval	True	Depth Below
			(m)	(m)		(g/t)	(m)	Width (m)	Surface** (m)

MORRO DO VENTO
MVT-289			N8753232	E334855	El	935
dip	-61	deg.	161.23	181.64		4.42	20.41	11.2	80

MVT-290			N8753277	E334844	El	945
dip	-63	deg.	142.46	148.06		2.92	5.60	4.9	90

MVT-291			N8753640	E334709	El	970
dip	-70	deg.	35.46	38.25		1.42	2.79	2.3	40
			51.32	58.95		1.73	7.63	6.3	58
			74.60	128.64		1.48	54.04	44.3	106
Incl.			74.60	95.48		2.58	20.88	17.1	90

MVT-293			N8753571	E334701	El	977
dip	-33	deg.	18.76	68.27		0.81	49.51	49.5	30
Incl.			54.75	68.27		1.35	13.52	13.5	35

MVT-294			N8753660	E334694	El	970
dip	-46	deg.	78.17	85.40		4.49	7.23	7.2	60

MVT-295			N8753572	E334703	El	977
dip	-76	deg.	28.14	109.73		0.81	81.59	57.1	69
Incl.			69.87	103.94		1.04	34.07	23.9	85

MVT-296			N8753906	E334674	El	988
dip	-32	deg.	27.90	82.30		0.57	54.40	54.4	60

MVT-297			N8753827	E334669	El	985
dip	-76	deg.	14.35	62.35		0.96	48.00	48.0	25
Incl.			35.03	62.35		1.44	27.32	27.3	35

MVT-298			N8753827	E334671	El	985
dip	-32	deg.	34.69	40.86		0.96	6.17	4.2	30

MVT-299			N8753986	E334635	El	999
dip	-32	deg.	11.09	68.15		0.64	57.06	55.9	32
Incl.			40.07	47.11		1.76	7.04	6.9	40

MVT-300			N8753906	E334675	El	988
dip	-68	deg.	37.19	112.23		0.84	75.04	63.0	80
Incl.			37.19	39.89		2.18	2.70	2.3	32

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Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report

Hole No.*	From	To	Gold	Interval	True	Depth Below
	(m)	(m)	(g/t)	(m)	Width (m)	Surface** (m)

Incl.	61.83	76.87	1.37	15.04	12.6	100
Incl.	99.07	112.23	1.99	13.16	11.1	134

MVT-301	N8753725	E334722	El973
dip -59 deg.	41.37	112.61	0.74	71.24	62.0	72
Incl.	80.97	95.83	1.34	14.86	12.9	82

MVT-302	N8754057	E334655	El 995
dip -87 deg.	38.27	168.05	0.48	129.78	68.8	103
Incl.	56.97	61.07	1.90	4.10	2.2	62
Incl.	105.79	115.20	1.31	9.41	5.0	110
Incl.	152.74	161.20	2.04	8.46	4.5	160

MVT-303	N8754000	E334653	El 995
dip -71 deg.	29.84	115.53	0.80	85.69	66.0	90
Incl.	29.84	35.14	3.13	5.30	4.1	31
Incl.	104.53	115.53	2.59	11.00	8.5	120

MVT-304	N8753728	E334688	El 974
dip -45 deg.	16.65	75.32	0.49	58.67	57.5	35
Incl.	23.64	31.37	1.37	7.73	7.6	21
Incl.	37.64	40.60	2.01	2.96	2.9	32

MVT-305	N8754057	E334655	El 995
dip -59 deg.	21.12	97.98	0.83	76.86	70.7	60
Incl.	32.75	36.53	1.45	3.78	3.5	34
Incl.	58.63	71.84	1.49	13.21	12.2	62
Incl.	89.17	97.98	3.22	8.81	8.1	92

MVT-306	N8753951	E334669	El 990
dip -89 deg.	31.65	124.40	0.43	92.75	53.8	77
Incl.	53.20	57.86	1.00	4.66	2.7	55
Incl.	87.35	92.10	2.50	4.75	2.8	90

MVT-307	N8754100	E334638	El 998
dip -55	66.57	70.08	0.78	3.51	3.2	62
	Faulted
MVT-308	N8754138	E334673	El 968
dip -57	59.55	66.19	1.00	6.64	6.2	70
	Faulted
MVT-309	N8754204	E334653	El 969
dip -61 deg.	2.50	85.38	0.66	82.88	74.6	48
Incl.	43.17	62.71	1.39	19.54	17.6	53
Incl.	79.31	85.38	2.45	6.07	5.5	88

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Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report

Hole No.*	From	To	Gold	Interval	True	Depth Below
	(m)	(m)	(g/t)	(m)	Width (m)	Surface** (m)

MVT-310	N8754268	E334666	El 951
dip -58	3.60	58.82	0.96	55.22	50.8	45
Incl.	25.96	27.5	4.88	1.54	1.4	30
Incl.	47.00	58.82	3.00	11.82	10.9	60
			2.65		(cut to 30 g/t)
MVT-311	N8754407	E334712	El 920
dip -54	50.53	55.31	1.09	4.78	4.6	55
	72.12	78.61	1.35	6.49	6.2	80

MVT-312	N8753906	E334676	El 987
dip -80	34.85	191.62	0.79	156.77	61.1	100
	105.74	136.74	1.36	31.00	12.1	108
Incl.	170.1	177.63	5.54	7.53	2.9	150

MVT-313	N8753639	E334710	El 970
dip -90	37.87	105.54	0.94	67.67	41.3	72
	37.87	44.49	1.78	6.62	4.0	41
	65.57	72.55	3.24	6.98	4.3	69
	93.06	105.54	1.33	12.48	7.6	99

MVT-314	N8753538	E334754	El 973
dip -73	63.72	157.25	0.92	93.53	75.8	120
Incl.	82.29	90.80	4.16	8.51	6.9	90
Incl.	113.19	123.85	2.95	10.66	8.6	122

MVT-315	N8754012	E334676	El 983
dip -85	46.4	172.38	0.65	125.98	63.0	109
Incl.	119.88	132.29	1.46	12.41	6.2	125
Incl.	154.82	172.38	2.13	17.56	8.8	163

MVT-316	N8754099	E334754	El 915
dip -65	52.05	138.54	0.76	86.49	73.5	110
Incl	65.28	69.86	1.73	4.58	3.9	80
Incl	98.20	106.15	2.33	7.95	6.8	120
Incl	126.12	134.88	2.87	8.76	7.4	160

MVT-317	N8754270	E334723	El 928
dip -89	77.96	167.39	0.42	89.43	52.8	122
Incl.	127.09	141.50	2.09	14.41	8.5	134

MVT-319	N8753725	E334733	El 975
dip -84	69.97	150.84	0.72	80.87	52.6	110
Incl.	78.50	90.11	1.77	11.61	7.5	84

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Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report

Hole No.*	From	To	Gold	Interval	True	Depth Below
	(m)	(m)	(g/t)	(m)	Width (m)	Surface** (m)

Incl.	104.43	117.55	1.67	13.12	8.5	110
Incl.	144.24	150.84	1.20	6.60	4.3	148

MVT-320	N8753710	E334707	El 973
dip -47	25.59	78.15	0.65	52.56	51.5	36
Incl.	25.59	30.94	2.34	5.35	5.2	16
Incl.	40.73	46.98	1.64	6.25	6.1	28

MVT-321	N8753867	E334667	El 990
dip -72	46.21	219.54	0.52	173.33	50.3	110
Incl.	61.30	74.30	1.37	13.00	3.8	50
Incl.	108.92	119.10	3.67	10.18	3.0	90

MVT-322	N8754375	E334705	El 922
dip – 83	67.99	171.33	0.40	103.34	72.3	110
Incl	78.80	84.62	2.39	5.82	4.1	74
Incl	161.09	163.30	4.55	2.21	1.5	144
Incl	197.39	205.05	2.75	7.66	5.4	174

MVT-323	N8754407	E334712	El 922
dip – 75	57.97	156.57	0.56	98.60	54.2	92
Incl	57.97	61.06	1.39	3.09	1.7	50
Incl	67.32	77.25	1.68	9.93	5.5	60
Incl	120.10	130.61	1.40	10.51	5.8	108

MVT-324	N8754409	E334715	El 922
dip -38	99.91	215.76	0.79	115.85	40.5	45
Incl	99.91	107.55	2.12	7.64	2.7	34
Incl	123.94	129.28	1.92	5.34	1.9	32
Incl	160.59	183.64	2.42	23.05	8.1	40

MVT-325	N8754623	E334906	El 675
dip +8°	60.18	69.43	1.14	9.25	6.7	45
	Faulted

MVT-326	N 8754690	E334900	El 672
dip +8°	No significant values

MVT-327	N 8754818	E 334859	El 671
dip +23°	51.09	52.03	4.82	0.94	0.4	25
incl.	51.09	58.85	1.02	7.76	3.5	27

MVT-328	N 8754768	E 334879	El 662
dip +18°	45.55	47.65	1.63	2.1	1.1	33

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Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report

Hole No.*	From	To	Gold	Interval	True	Depth Below
	(m)	(m)	(g/t)	(m)	Width (m)	Surface** (m)

MVT-329	N8753233	E334853	El 935
dip – 81°	172.00	247.2	0.78	75.20	33.1	170
Incl	175.13	181.86	3.39	6.73	3.0	140
Incl	220.97	233.9	1.82	12.93	5.7	180
Incl	243.81	247.2	1.86	3.39	1.5	200

MVT-330	N753259	E334848	El 942
dip -86°	157.69	272.41	0.40	114.72	72.3	214
Incl	187.67	191.7	1.22	4.03	2.5	193
Incl	224.89	240.13	1.41	15.24	9.6	232

MVT-333	N8753950	E334636	El 991
dip – 55°	5.81	74.95	0.58	69.14	69.1	36
Incl	46.93	48.40	5.48	1.47	1.5	40

MVT-334	N8754379	E334702	El 927
dip – 42°	61.98	66.43	2.80	4.45	2.8	50

MVT-335	N8753634	E334710	El 971
dip – 82°	35.23	122.85	1.01	87.62	54.3	78
Incl	35.23	38.63	2.17	3.40	2.1	40
Incl	50.72	55.80	2.11	5.08	3.1	47
Incl	83.43	93.67	3.10	10.24	6.3	88
Incl	115.22	122.85	2.17	7.63	4.7	118

MVT-336	N875363	E334709	El 971
dip – 55°	26.78	101.44	0.71	74.66	67.2	60
Incl	26.78	31.43	3.41	4.65	4.2	30
Incl	41.67	46.38	1.45	4.71	4.2	42
Incl	60.45	66.00	1.05	5.55	5.0	60
Incl	97.72	99.38	4.06	1.66	1.5	86

MVT-337	N8753610	E334707	El 973
dip – 83°	33.56	120.10	0.60	86.54	58.0	70
Incl	33.56	35.84	1.37	2.28	1.5	25
Incl	49.77	51.81	2.22	2.04	1.4	45
Incl	71.87	79.90	1.00	8.03	5.4	73
Incl	100.64	120.10	1.24	19.46	13.0	105

MVT-338	N8753740	E334687	El 980
dip – 70°	98.95	104.46	2.64	5.51	1.9	85
	155.36	161.11	5.12	5.75	2.0	128
	155.36	178.50	1.46	23.14	7.9	134

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Hole No.*	From	To	Gold	Interval	True	Depth Below
	(m)	(m)	(g/t)	(m)	Width (m)	Surface** (m)

MVT-339	N8753685	E334718	El 973
dip – 68°	36.67	110.27	1.03	73.60	61.8	72
Incl	36.67	39.00	2.18	2.33	2.0	40
Incl	54.19	65.90	2.27	11.71	9.8	60
Incl	83.22	97.12	1.76	13.90	11.7	90
Incl	105.65	110.27	3.06	4.62	3.9	120

MVT-340	N8753684	E334722	El 972
dip – 82°	94.25	186.40	0.82	92.15	44.2	130
Incl	94.25	105.39	1.73	11.14	5.3	92
Incl	127.15	142.73	2.30	15.58	7.5	130
Incl	184.71	196.26	1.07	11.55	5.5	180

MVT-341	N 8753489	E 334750	El 989
dip -71°	353.76	359.80	2.65	6.04	6.0	230
incl.	356.54	359.80	4.01	3.26	3.3	244

MVT-342	N8754319	E334662	El 964
dip – 73°	0.80	1.87	2.12	1.07	0.8	2
	31.32	34.54	0.70	3.22	2.4	33

MVT-343	N8753280	E334849	El 974
dip – 79°	no significant values

MVT-344	N8754236	E334676	El 968
dip – 87°	16.26	19.67	1.21	3.41	1.5	15
	50.49	51.65	1.47	1.16	0.5	50
	77.44	87.60	0.65	10.16	4.6	77

MVT-345	N8753866	E334665	El 991
dip – 36°	16.65	90.80	0.62	74.15	74.2	40
Incl	42.51	44.67	1.64	2.16	2.2	35
Incl	51.16	61.17	1.92	10.01	10.0	45
Incl	80.24	90.80	1.44	10.56	10.6	60

MVT-346	N 8753585	E 334742	El 966
dip -88°	74.60	173.03	0.88	98.43	65.9	130
incl.	74.60	77.89	4.12	3.29	2.2	80
incl.	114.62	129.80	2.93	15.18	10.2	125
incl.	168.01	173.03	2.05	5.02	3.4	175

MVT-347	N8753614	E334664	El 977
dip – 41°	8.80	67.26	0.95	58.46	58.5	18

61

Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report

Hole No.*	From	To	Gold	Interval	True	Depth Below
	(m)	(m)	(g/t)	(m)	Width (m)	Surface** (m)

Incl	25.71	46.38	2.30	20.67	20.7	20

MVT-348	N8753538	E334751	El 973
dip – 59°	54.00	99.00	0.92	45.00	39.2	70
Incl	54.00	57.00	1.35	3.00	2.6	52
Incl	69.47	73.27	1.04	3.80	3.3	65
Incl	90.40	99.00	3.55	8.60	7.5	87

MVT-349	N8753687	E334680	El 980
dip -40°	3.00	83.14	0.61	80.14	78.5	38
incl.	37.93	46.32	2.10	8.39	8.2	38
incl.	81.19	83.14	3.00	1.95	1.9	70

MVT-350	N8753935	E334663	El 990
dip -40°	50.14	56.00	0.65	5.86	5.9	35
incl.	81.00	82.83	2.19	1.83	1.8	45

MVT-351	N8753937	E334663	El 991
dip -62°	33.29	111.00	0.63	77.71	67.6	73
incl.	55.18	73.63	1.08	18.45	16.1	64
incl.	100.47	111.00	1.52	10.53	9.2	102

MVT-352	N 8753509	E 334.750	El 987
dip -89°	102.20	105.39	1.62	3.19	1.6	100

MVT-353	N8753889	E334669	El 992
dip -86°	63.50	246.43	0.93	182.93	80.5	100
incl.	81.00	89.12	2.06	8.12	3.6	57
incl.	128.11	153.00	2.04	24.89	11.0	94
incl.	219.55	246.43	1.97	26.88	11.8	138

MVT-354	N8753939	E334666	El 993
dip -72°	46.70	237.00	0.50	190.30	68.5	104
incl.	86.17	94.91	1.75	8.74	3.1	70
incl.	148.40	177.66	1.07	29.26	10.5	118
incl.	220.21	237.00	1.01	16.79	6.0	165

MVT-355	N8754082	E 334622	El 1004
dip -72°	16.86	205.24	0.69	188.38	67.8	95
incl.	147.26	156.43	1.83	9.17	3.3	125
incl.	193.92	205.24	4.36	11.32	4.1	164

MVT-356	N8754142	E334615	El 997
dip -87º	13.65	96.95	0.71	83.30	56.6	54

62

Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report

Hole No.*	From	To	Gold	Interval	True	Depth Below
	(m)	(m)	(g/t)	(m)	Width (m)	Surface** (m)

incl.	13.65	20.50	0.99	6.85	4.7	18
incl.	50.50	52.96	1.46	2.46	1.7	50
incl.	84.51	96.95	3.23	12.44	8.5	88

MVT-357	N8753968	E334647	El 997
dip -70°	42.55	222.34	0.81	179.79	46.7	105
incl.	116.37	156.30	1.67	39.93	10.4	106
incl.	201.70	208.46	2.51	6.76	1.8	158

MVT-358	N8753 995	E334689	El 978
dip -75º	72.62	232.87	0.60	160.25	67.3	118

MVT-359	N 8754138	E334674	El 967
dip -73º	66.84	217.90	0.53	151.06	46.8	110
incl.	66.84	75.29	1.46	8.45	2.6	57
incl.	91.44	96.30	1.74	4.86	1.5	75
incl.	160.03	174.10	2.57	14.07	4.4	132
incl.	165.58	174.10	3.88	8.52	2.6	132

MVT-360	N 8754299	E 334.665	El 944
dip -50º	45.94	47.06	1.31	1.12	1.0	51
	Faulted

MVT-361	N8754257	E 334664	El 951
dip -73º	3.65	91.22	0.51	87.57	69.2	50
incl.	3.65	6.77	1.04	3.12	2.5	5
incl.	15.63	21.57	1.29	5.94	4.7	19
incl.	85.29	91.22	2.76	5.93	4.7	94

MVT-362	N 8754054	E334631	El 1000
dip -43º	13.89	17.12	1.30	3.23	3.2	12
incl.	33.51	35.86	0.56	2.35	2.3	26
incl.	63.27	70.79	0.59	7.52	7.4	47

MVT-363	N 8754120	E334735	El 923
dip -48º35'	44.76	114.79	0.76	70.03	67.9	97
incl.	44.76	48.00	1.39	3.24	3.1	60
incl.	87.31	94.49	2.74	7.18	7.0	110
incl.	110.57	114.79	3.46	4.22	4.1	137

MVT-364	N 8754137	E334673	El 968
dip -80º	34.06	132.39	0.57	98.33	69.8	93
incl.	34.06	40.65	1.89	6.59	4.7	45

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Hole No.*	From	To	Gold	Interval	True	Depth Below
	(m)	(m)	(g/t)	(m)	Width (m)	Surface** (m)

incl.	49.81	52.71	2.93	2.90	2.1	58
incl.	95.95	100.48	1.83	4.53	3.2	106
incl.	128.85	132.39	2.52	3.54	2.5	140

MVT-365	N 8754100	E334638	El 997
dip -87º	26.15	141.16	0.42	115.01	67.9	83
incl.	36.34	40.20	1.04	3.86	2.3	39
incl.	87.79	93.06	2.02	5.27	3.1	90
incl.	135.97	141.16	2.99	5.19	3.1	135

MVT-366	N 8754330	E334700	El 932
dip -81º	84.76	92.05	3.24	7.29	5.0	95
incl.	82.41	92.05	2.52	9.64	6.7	92

MVT-67	N 8754010	E 334675	El 988
dip -77º	36.16	135.76	0.58	99.60	73.7	95
incl.	50.90	54.38	1.87	3.48	2.6	60
incl.	83.57	90.73	2.38	7.16	5.3	96
incl.	129.39	135.76	1.70	6.37	4.7	140

MVT-368	N 8754240	E 334663	El 955
dip -76º	6.45	95.27	0.43	88.82	68.4	53
incl.	18.30	25.10	0.64	6.80	5.2	24
incl.	59.26	63.44	0.79	4.18	3.2	65
incl.	89.24	95.27	2.84	6.03	4.6	98

MVT-369	N 8754409	E 334677	El 938
dip -43º	27.03	29.34	3.37	2.31	2.3	27
incl.	24.66	29.34	1.93	4.68	4.6	27

MVT-370	N 8754385	E334711	El 923
dip -83º	76.96	83.03	0.90	6.07	3.3	75

* All holes are NQ diamond drill core size and have been drilled perpendicular to the north-south strike of the zones. ** Depth calculated based on midpoint of intersection

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TABLE 11.4	SIGNIFICANT DRILLING RESULTS, HISTORICAL HOLES, MORRO
		DO VENTO		(SOUTH TO NORTH)

Hole No.*	Dip	From	To	Gold	Interval	True	Depth Below
	(º)	(m)	(m)	(g/t)	(m)	Width	Surface**
						(m)	(m)

MORRO DO VENTO
MVT-200	-60	123.83	136.55	2.04	12.72	11.1	94
MVT-206	-72	214.10	227.94	1.74	13.84	7.2	180
		255.24	258.09	2.08	2.85	1.5	210
MVT-5	-75	110.34	113.85	2.82	3.51	2.9	87
		150.55	159.70	2.16	9.15	7.5	126
MVT-99A	-59	85.23	95.18	1.44	9.95	8.4	84
		118.94	129.89	2.04	10.95	9.2	117
MVT-99	-90	66.90	72.95	1.41	6.05	3.6	70
		84.76	87.46	2.02	2.70	1.6	85
		151.11	157.52	1.83	6.41	3.9	153
MVT-98	-88	46.38	49.10	1.60	2.72	1.6	48
		58.68	82.78	2.35	24.10	15.3	72
		106.30	112.66	1.39	6.36	11.0	108
MVT-96	-89	48.92	52.54	3.10	3.62	2.1	50
		79.07	99.16	0.91	20.09	11.4	85
MVT-11	-45	51.09	63.13	1.40	12.04	12.0	46
		80.53	86.20	2.51	5.67	5.7	65

*	All holes are NQ diamond drill core size

**	Depth calculated based on midpoint of intersection

65

2 km
Elevation (a.s.l.)
Detailed Drilling Area
Past Production - 413,974 tonnes at 3.87 g Au/t from one conglomerate layer 1.9 metres thick.
N
0
200
m

Canavieiras Mine
Morro do Vento Extension
Morro do Vento
Jacobina Mine
LOCATION MAP

LEGEND

- Detailed drilling area
- DSM drill hole — MTV 280
- Old drill hole — MTV 85
- Level
- Underground workings
- Fault
- Gold mineralized area
- Underground Mineral Resource
- Intrusive
- Breccia
- Garimpos

Figure 11.1
Morro Do Vento
Vertical Longitudinal Section
(Looking West)

August 2005

DSM
DESERT SUN MINING

Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report

	12.0	SAMPLING METHOD AND APPROACH
12.1	JMC EXPLORATION

JMC geologists lithologically logged and sampled all drill holes. Previous practice was to sample all conglomerates, but William staff changed this to a practice of sampling through the conglomerates into adjacent quartzites on both sides. Surface holes, which tend to be exploration drilling, were split, half-core sampled and then stored for future reference. Underground definition drill holes are whole-core sampled resulting in similar sample volumes to those taken from surface core. Generally, all samples were submitted to the mine’s assay laboratory but, in later years, William began submitting samples from exploration holes to an outside laboratory.

JMC beat geologists collected chip panel samples at regular intervals from all underground development headings which were in, or near, mineralization. Samples were continuous chip/channel samples collected by hammer and moil onto a canvas mat. Historically the samples were collected over narrow widths, often less than 20 cm; however in 1996 this was modified to a standard 50 cm sample except when approaching a lithological contact when shorter samples were permitted.

12.2 DSM EXPLORATION

DSM has followed similar drill core sampling procedures to those used by JMC with some modification. All drill core to be sampled was split in half and one half submitted for assay. In the early portions of the program a hand splitter was used. In the latter part, a diamond saw was obtained and sawing replaced most of the splitting except for lower priority samples.

Sample lengths were selected based on lithology with the typical sample being about 0.5 m long and the longest being approximately 1.0 m. Much more extensive sampling of the surrounding quartzites is now being conducted because of the potential for low gold grades to affect potential open pit economics.

All samples were tagged with the sample tag stapled to the core box at the start of the sample and a second tag with the same number placed in the sample bag. Care was taken to thoroughly clean the splitter after each sample to avoid contamination of subsequent samples. All drill core, with the exception of some sections of barren intrusive, was split and sent for assay.

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	13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY
13.1	JMC

During its operation the Jacobina Mine had a relatively modern, well-equipped assay laboratory on site, near the plant and metallurgical facility at the Itapicuru mine. The laboratory was equipped for performing both fire assay (FA) and atomic absorption spectrophotometry (AAS)
analyses. AAS determinations of precious metals at Jacobina were used only for process control samples which contain soluble gold. All samples from the geology department were analysed by the FA method with gravimetric finish.

The sample preparation facility at the laboratory consisted of a sample drying and handling area and a crushing room. After drying, samples were crushed in stages using a jaw crusher and roll crusher. Samples were then split with a Jones riffle splitter to produce a large sample which was ground to minus 100 mesh pulp in a disk pulverizer. The final pulp was rolled on a rubber mat and then quartered. Sample increments were selected from opposite quarters to composite an analytical subsample or aliquot. This sample was then subjected to FA analysis.

Historically JMC used 100-g aliquots for its fire assays. After a study performed in 1996, which compared 50 g and 100 g samples, it was decided that all FA aliquots at Jacobina would continue to be 100 g in size. In Micon’s experience this is a very large aliquot size and is likely to result in relatively little variability being introduced at the final sample preparation stage. The 100-g samples were fused in a single large crucible. Crucibles for metallurgical and geological samples were kept separate.

Micon’s review in 1998 (Hennessey 1998) concluded that the sample preparation procedure described above is a conventional one used in the mining industry for decades. It was noted, however, that in recent years the use of disk pulverizers has been discouraged in the preparation of samples which may contain native gold, as these devices have a tendency to smear gold onto the plates and retain it, only to release the gold later in a following sample. Present best practice is considered to be a ring and puck (or puck and bowl) pulverizer. The practice of rolling a sample on a rubber mat was initiated to homogenize it before selecting a subsample for further preparation or analysis. In a situation where free gold grains exist in a matrix of pulverized silicate minerals, the extreme density contrast between them (19.3 for gold versus 2.7 to 3.1 for most minerals) means that the gold grains are very quickly sifted to the bottom of the pulp and left on the trailing edge as the sample is rolled. A sample processed this way has not been homogenized but, rather, has been segregated. As a result, adequate subsampling for analysis can become difficult. The practice of quartering the pulp to subsample, as used at Jacobina, tends to mitigate this effect somewhat. The preferred practice is to select multiple sample increments from a pulp, having disturbed it as little as possible, or to split a subsample using a very small riffle splitter.

In 1998, Micon expressed its opinion that both of the items outlined above should be generally discouraged given that they are not best analytical practice and tend to magnify problems associated with nugget effect. Nevertheless, given the relatively low and even gold grades of the mineralization at Jacobina, and the general lack of coarse or even visible gold, Micon believed

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that they have had a very	limited effect on the accuracy of the resource estimation.	The
discussion on data quality below tends to support this view.

In Micon’s view the Jacobina Mine laboratory was generally well-operated. It exhibited a high degree of general cleanliness and good housekeeping.

13.2	DSM GENERATED DATA

13.2.1	SECURITY

At the Jacobina Mine, DSM maintains a large covered storage facility (roof only), with office, for logging and racking of core. This facility was protected by wire mesh and had a locked gate to prevent unauthorized access. It has power and water and was located behind the mine’s main gate. DSM maintains a 24 hr security presence at the mine and this has been the case since closure of the mine in 1998. Old core retained by the previous operators is intact and in relatively good condition.

Core is transported directly here, from the drill rigs, and is logged and sampled at the core logging facility. Bagged samples are stored in this secure environment at the mine until transported to the laboratory.

13.2.2 SAMPLE PREPARATION AND ANALYSES

The primary analyses of all samples were performed by Lakefield Geosol Ltda. (Lakefield), an
ISO 9001, 2000 certified laboratory located in Belo Horizonte, Brazil. Samples were routinely shipped each 2 to 3 days, in batches of 100 to 250, by truck to Salvador and then by air freight to
Belo Horizonte. Turnaround time in the laboratory was approximately 7 to 10 days after receipt of samples. Lakefield regularly provides DSM with a detailed status of all samples shipped to the laboratory, when samples were received and when analytical work is planned to be completed.

Lakefield Geosol employed the following method for sample preparation and analysis in Phase I:

  Core samples are initially crushed using a jaw crusher and then 250 g is split and pulverized using a “ring and puck” pulverizer to 95% passing 150 mesh. (Note: this procedure was changed early in the Phase II program, see below.)
  Prior to processing of samples from new projects, pilot samples are analyzed to determine the correct flux and flux composition for best analysis, as determined by the size of the lead button produced.
  Fifty grams of pulverized material is weighed and transferred to plastic bags containing 120 g (+/-) of the pre-mixed flux as indicated in the worksheet. The addition or omission of other fluxes such as flour and nitre is based upon the sample appearance and/or data gleaned from the pilot samples.

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  Fire assay trays hold 24 samples, always including one in-house reference sample, a blank, and one duplicate.
  The sample and fluxes are mixed, inquarted with AgNO3 and fused for approximately 45 minutes to 1 hour at 1,050° C.
  The samples are then removed from the furnace and poured into molds.
  Once cooled, the slag is separated from the lead button and the button is pounded into a cube to remove all remaining attached slag. A button weighing approximately 28 g is the ideal result. The button size is evaluated and any anomalies recorded.
  The buttons are then transferred to cupels that have been preheated for approximately 15 minutes. The cupels are placed in the cupellation furnace for approximately 50 minutes at 950° C, ensuring that all the lead is oxidized.
  The cupels are removed from the furnace and the remaining precious metal beads/prills separated for parting and acid digestion.
  The beads are digested in aqua regia and bulked to a predetermined volume prior to analysis by Atomic Absorption Spectrophotometer (AAS). All test tubes are calibrated to ensure equal bulk up volumes.
  Samples solutions are read by AAS with the data captured directly into the Laboratory Information Management System (LIMS). All sample data along with QC data are stored in the LIMS with a secure paper trail for traceability.
  The detection limit for the AUFA50 procedure is 5 parts per billion (ppb).

After completion of DSM’s Phase I exploration program an analysis of the QA/QC data was undertaken. Scatter plots of duplicate samples (both Lakefield vs. Lakefield and Lakefield vs.
ALS Chemex check assays) showed regression lines without strong biases but a lot of scatter within the data (see discussion in Section 14 below). A program of screen metallics fire assaying did not find any significant nugget effect so a “cluster nugget effect” problem was suspected.
Cluster nugget effect is the tendency, in some deposits, of fine gold particles to be found near other fine gold particles, in small clusters, rather than more evenly distributed. If care is not taken in sample preparation this type of mineralization will behave like a nugget. The gold at
Jacobina is known to be generally fine in size hence it was considered possible that there may be a “cluster nugget” effect.

Generally, the most effective method of dealing with cluster nugget effect is to crush/pulverize to a finer size before any splitting of the sample is done. This separates the clusters of fine gold particles and distributes them more evenly through the sample before splitting. Additionally, a larger aliquot may be used for assaying. Micon recommended to DSM that it look into this phenomenon and a revised sample preparation protocol was introduced as of the end of April,
2004. One kilogram of sample was now pulverized (increased from 250 g) to 95% passing minus 200 mesh (increased from 150 mesh). Check samples on rejects assayed at the second

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laboratory used the same procedure. DSM has retained coarse sample rejects for the program so any necessary reassays can be easily completed.

For all batches of samples, 10% of the pulps and 5% of the rejects were routinely sent to a second laboratory, ALS Chemex (Chemex) in Vancouver, B.C. Selected pulps and rejects are sent to ALS Brasil by Lakefield Geosol. ALS Brasil rebags and numbers the pulps and pulverizes the rejects to 95% passing 150 mesh (changed to 95% passing 200 mesh in April,
2004 as described above). These samples are shipped to Vancouver for analysis.

The fire assay procedure at Chemex is as follows:

  A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.
  The bead is digested in 0.5 ml dilute nitric acid in a microwave oven.
  0.5 ml concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting.
  The digested solution is cooled, diluted to a total volume of 4 millilitres (ml) with de- mineralized water, and analyzed by AAS against matrix-matched standards. The detection limit is 5 ppb.

Samples with greater than 10 parts per million (ppm) Au (10 g/t) are assayed by gravimetric finish as follows:

  A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button.
  The lead button containing the precious metals is cupelled to remove the lead.
  The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

In June 2004, DSM introduced three (3) external analytical standards developed by Ore Research
& Exploration Pty Ltd. of Australia and marketed in Canada by Analytical Solutions Ltd. The standards, which come in sealed foil packages containing 50 g of material, were inserted into batches of samples at the rate of 1 per 75 samples. Lakefield also employs external standards and blanks in each batch of samples as part of their standard laboratory procedures. Results of the standards inserted by DSM were within acceptable analytical limits as shown in Figures 13.1,
13.2 and 13.3. Virtually all of the samples are with + or – 2 standard deviations of the recommended values and the Best Fit line in each graph is very close to the recommended value.

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FIGURE 13.1 GRAPH OF ANALYTICAL RESULTS AT LAKEFIELD FOR STANDARD OREAS 6PB.

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FIGURE 13.2 GRAPH OF ANALYTICAL RESULTS AT LAKEFIELD FOR STANDARD OREAS 7PA.

FIGURE 13.3 GRAPH OF ANALYTICAL RESULTS AT LAKEFIELD FOR STANDARD OREAS 53P.

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		14.0	DATA VERIFICATION
14.1	JMC

The old Jacobina Mine laboratory ran a quality assurance/quality control (QA/QC) program.
This program consisted of introducing one sample duplicate and one blank sample with each tray of 35 fire assays. At the time of Micon’s first visit in 1998 it was William’s intention to expand the QA/QC program by purchasing and including an analytical standard and to involve the laboratory in a round-robin cross checking program with other laboratories in Brazil and/or elsewhere in South America.

William also performed an initial statistical analysis of a portion of the Jacobina database after its acquisition of JMC. The data used for the estimation of the resource at João Belo were studied and this study was reviewed by Micon in 1998. Frequency histograms and log probability curves were plotted for the raw data.

The plots of raw data from João Belo showed a single, lognormally distributed population from just above the 10th, out to beyond the 99th percentile, representing a gold grade range of about
0.1 to over 100 g Au/t. Below the 10th percentile, or approximately 0.1g Au/t, most of the data reported as having a value of 0.01 g Au/t. No analytical results were reported with values of
0.02 to 0.04 g Au/t and very few for 0.05 g Au/t to 0.09 g Au/t. This probably indicates an inability to discriminate between gold values in this concentration range and likely means that the mine laboratory has an accuracy of about ±0.1 g Au/t. The data also show very few outliers.
Of the 39,664 assays in the database, only 32 were above 30.0 g Au/t.

It was Micon’s opinion (Hennessey 2003b) that the portion of the database used by JMC to estimate the resources at João Belo was a “clean” and well-sampled one and was suitable for use in the accurate estimation of a resource. It is likely that the remainder of the database is of similar quality.

14.1.1 PRODUCTION RECONCILIATION

During its operation the Jacobina Mine reconciled its annual production with the mineral resource estimates. Each year the portion of the mineral resource extracted by mining was determined and multiplied by planned recovery and dilution factors. The grade of this diluted mineral resource was reconciled to production figures, as determined by the mill, and a mine call factor (MCF) was calculated and used to adjust diluted resource grades to produce the reported mineral reserve grades. The MCF was calculated using the formula:

(Recovered Grade + Tails Grade)/Diluted Resource Grade

The MCF in use at mine closure was 0.954 indicating that the true head grade was 95.4% of the grade estimated from the mineral resources (prior to application of the MCF). Micon reviewed the methodology used for the resource reconciliation and found it to be appropriate.

The results of the reconciliation show that the diluted resource estimates were predicting the head grade of mill feed to within a discrepancy of less than 5%. This indicates that the assay

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data produced by the mine were, on average, producing an acceptable level of accuracy for the resource estimates. Micon considered this to be within the normal range for mines and an acceptable level of reconciliation, particularly once the MCF was applied (Hennessey 2003b).

14.2 DSM 14.2.1 QA/QC

In Hennessey (2003a) Micon discussed the QA/QC results for DSM’s Phase I exploration program. Micon noted that scatter plots of pulp and reject duplicate assays showed that Chemex was biased high relative to Lakefield. At the time Micon speculated that this bias was likely caused by a few of the higher-grade assays and may be the result of nugget effect.

At the request of DSM, Lakefield carried out a test program of metallic screen assays where, following pulverizing, the samples were screened at 200 mesh and the resulting size fractions analyzed separately. The metallics assays at Lakefield essentially confirmed the original assays and did not detect a significant amount of coarse gold, a result consistent with visual observations. However, another effect was noted. Graphs for results on both pulps and rejects examined by Micon (Hennessey 2003a) showed a fair amount of scatter between 500 and 1,500 ppb, even though the regression line showed relatively little bias. Micon felt at the time that this type of behaviour suggested the possible existence of “cluster nugget effect”. As a consequence
DSM instituted a modified sample preparation protocol designed to deal with the cluster nugget effect, as of the end of April, 2003. Micon concluded (Hennessey 2003a) that the new sample preparation protocols have successfully dealt with the earlier problems noted.

Figures 14.1, 14.2 and 14.3 show results of check assay samples for all samples check, pulps only and rejects only, respectively. The results between the two laboratories compare within acceptable limits and there is no evidence of systemic bias from one laboratory to another.
Samples which do not correlate very well are routinely checked and results indicate that this problem is usually due to the nugget effect or in a few cases, misnumbering of samples when they are sent out for checks.

Figure 14.1: Comparison of All Check Assay Data, New Sample Preparation Protocols (3 graphs with different scales showing the overall data set).

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FIGURE 14.1	COMPARISON OF ALL CHECK ASSAY DATA, NEW SAMPLE
PREPARATION PROTOCOLS
(3 graphs with different scales showing the overall data set)

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FIGURE 14.2 COMPARISON OF CHECK ASSAY DATA, NEW SAMPLE PREPARATION PROTOCOLS – LAKEFIELD VERSUS CHEMEX PULPS.

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     FIGURE 14.3 COMPARISON OF CHECK ASSAY DATA, NEW SAMPLE PREPARATION PROTOCOLS – LAKEFIELD VERSUS CHEMEX REJECTS.

14.2.2 DATABASE CHECKS

All assay results are received electronically from the laboratories along with assay certificates, in paper form, which are mailed separately. These data are added into the Gemcom drill hole database as results become available. In the Phase I program drill hole logging was performed manually with information entered into Excel spreadsheets for importing into Gemcom. All
JMC holes were also entered manually into spreadsheets. During Phase II exploration Gemcom was contracted to write a direct-entry software system which allowed data to be captured electronically as logging occurs. Gemcom has now developed and tested the software which was fully implemented in July, 2003.

DSM felt it was necessary to fully check the manually entered database files for mistakes. For each drill log the original assay certificates were checked to ensure that the assays had been entered correctly. Data, once confirmed, were entered into a spreadsheet for importation into
Gemcom. Once entry was complete, the spreadsheet was printed out and rechecked against the drill log. Survey data for the drill hole collars were also checked to ensure that they were located correctly. Once this stage of the checking was complete, plan maps and cross sections were plotted at the same scale as the historical archive. The new sections were overlain on the old and any discrepancies checked and corrected as necessary. DSM completed the data verification process for the historical data in July 2003 with every record checked.

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15.0 ADJACENT PROPERTIES

DSM controls essentially all of the Bahia Gold Belt including exposures of the Serra do Córrego
Formation in the entire Serra do Jacobina range with the exception of a few small garimpeiro reservations. There are no known adjacent properties whose description or mineralization materially affect the value of DSM’s land holdings.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING
16.1	MORRO DO VENTO TESTWORK

The Jacobina project considered in this report deals with the expansion of the current process facilities throughput from 4,200 t/d to 6,500 t/d and which will treat ores from both the João Belo and Morro do Vento ore bodies at a ratio of approximately 65% and 35% Morro do Vento ore.
AMEC has reviewed the metallurgical and geological information from the DSM test program conducted in 2004 by SGS Lakefield to evaluate the metallurgical performance of the Morro do
Vento deposit. This test program was coordinated with Kappes Cassidy and Associates and investigated gold recovery versus grind size using a composite feed sample representing the
Morro do Vento deposit. The results of this test program are reported in SGS Lakefield Report
“An Investigation of Gold Recovery from Jacobina Project Samples” prepared for DSM,
LR10756-001 – Progress Report No. 1, 12 July 2004 (Appendix X).

DSM authorized AMEC to oversee two metallurgical test programs at SGS Lakefield in Ontario.
The first program, conducted in late 2004 and early 2005, was designed to characterize the performance of the existing carbon-in-pulp circuit with a variety of activated carbons and an ion exchange resin. A second test program conducted in early 2005 evaluated the effect of grind size on cyanidation performance and settling characteristics. Both test programs used grab samples of ore from the João Belo orebody. These samples were obtained from the development ore stockpile material used to commission the plant. Results of this test program are reported in the
SGS Lakefield Report “An Investigation into The Recovery of Gold from Jacobina Project
Samples”, prepared for DSM, LR 10944-001 – Report No. 1, 13 June 2005 (Appendix A).

AMEC considers that the Morro do Vento mineralization will behave in a metallurgically similar way to the João Belo ore and that treatment of any ratio of these ores will not significantly impact metallurgical plant performance. This opinion is based on:

Past plant operations (1983 – 1998) treated blends of ore from various reefs including both the
João Belo and Morro do Vento deposits without noticeable impact on plant performance.

Gold distributions by lithology for both João Belo and Morro do Vento (quartzite, small pebble conglomerate, medium pebble conglomerate, large pebble conglomerate and very large conglomerate) show similar increases in grade as the size of the conglomerate increases.

Metallurgical performance observed for Morro do Vento samples tested in the 2004 SGS
Lakefield report is consistent with performance observed in the 2005 SGS Lakefield report titled
“An Investigation into The Recovery of Gold from Jacobina Project Samples”, prepared for
DSM, LR 10944-001 – Report No. 1, 13 June 2005” that treated samples from the João Belo deposit.

Gold recovery for the Morro do Vento is projected to be in the order of 95% based on an average head grade of 2.09 g Au/t.

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16.2	SGS LAKEFIELD RESEARCH TEST PROGRAM RESULTS

16.2.1	SGS LAKEFIELD REPORT “AN INVESTIGATION OF GOLD RECOVERY FROM JACOBINA

PROJECT SAMPLES” PREPARED FOR DESERT SUN MINING CORPORATION, LR10756-001 –
PROGRESS REPORT NO. 1, 12 JULY 2004.

The test work was conducted on samples from the Morro do Vento deposit identified as oxide low grade, oxide high grade, sulfide low grade, sulfide high grade, mixed low grade, mixed high grade and master composite. These samples were collected from drill cores across the blocks that represent the Morro do Vento deposit. These samples were taken from upper portions of the
Morro do Vento (generally above the 800 Level) deposit. Test work consisted of head ore analysis, grinding testing on the Master Composite followed by cyanidation testing of the master composite and the six individual ore/grade composites.

Head analysis of the master composite and the various sample composites conducted in duplicate showed variation indicating the presence of free gold.

TABLE 16-1	METALLIC SCREEN GOLD ASSAY FOR MASTER COMPOSITE
SAMPLE

Calculated	+ 150 Mesh			- 150 Mesh		% Au Distribution
Head
	Mass		Mass	Assays Au, g/t
g/t Au	%	g/t Au	%	A	B	+ 150 Mesh	- 150 Mesh

1.74	6.03	7.97	94	1.35	1.33	27.6	72.4

TABLE 16-2	COMPOSITE SAMPLE GOLD ASSAYS

	Oxide			Sulfide		Mixed

High Grade Low Grade			High Grade Low Grade		High Grade Low Grade

Duplicate (30g) Analysis (a)	4.5	0.26	3.48	0.74	1.71	0.62

(b)	2.5	0.51	1.79	0.96	1.97	0.58

Calculated head from testwork	2.59	0.65	2.24	1.15	1.95	0.5

The metallic screen assay data presented in Table 16-1 and the data presented in Table 16-2,
Gold Assay of the six composite samples clearly indicates the presence of free gold. This is consistent with the historical use of gravity gold recovery in the milling circuit although the present facility has no gravity recovery unit operation.

A series of rolling bottle leach tests were conducted on the six composite samples – high and low grade from the mixed sulfide and oxide, sulfide and oxide composites. Test conditions were 40%
solids, cyanide concentration of 1 g/t and ph = 11 with lime. These conditions were held constant throughout the test with only leach time and grind size (laboratory ball mill) being varied.
Results of these tests are presented in Table 16-3.

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	TABLE 16-3		ROLLING BOTTLE CYANIDATION TEST RESULTS

						Reagent
			Pulp		Leach			Reagent Cons.			Cyn
	Composite	Feed Size		NaCN		Addition Kg/t				Au Extn'n			Head
			Density		Time			Kg/t of CN Feed			Residue
						of CN Feed
Test No.	Sample	p80, micron	%	g/l	hrs	NaCN CaO NaCN			CaO	%	g/t Au	Calc g/t Au	Direct g/t Au

CN1	Master	99	40	1	24	2.55	0.33	0.96	0.29	95.7	0.07	1.63	1.74
CN2	Master	99	40	1	24	2.40	0.22	0.94	0.19	97	0.03	1	1.74
CN3	Master	99	40	1	12	2.08	0.23	0.62	0.20	96.4	0.04	1.11	1.74
CN4	Master	99	40	1	48	2.27	0.22	0.71	0.20	96.5	0.06	1.73	1.74

CN5	Low-oxide	102	40	1	48	1.65	0.41	0.2	0.40	90.8	0.06	0.65	0.43
CN6	Low-Mixed	78	40	1	48	2.41	0.38	0.83	0.35	96	0.02	0.5	0.6
CN7	Low-Sulfide	74	40	1	48	2.63	0.36	1.13	0.34	96.5	0.04	1.15	0.85
CN8	High-Mixed	98	40	1	48	2.16	0.34	0.64	0.31	98.5	0.03	1.95	1.84
CN9	High-Sulfide	109	40	1	48	2.12	0.32	0.67	0.28	97.8	0.05	2.24	2.64
CN10	High-Oxide	93	40	1	48	2.11	0.28	0.79	0.25	98.1	0.05	2.59	3.5

Master Composite Average (CN1-4)						2.33	0.25	0.81	0.22	96.4	0.05	1.37	1.74
Low Grade Composite Average (CN5-7)						2.23	0.38	0.72	0.36	94.4	0.04	0.77	0.63
High Grade Composite Average (CN8-10)						2.13	0.31	0.7	0.28	98.1	0.04	2.26	2.66

The Master Composite data indicate very little effect of leach time on gold recovery. The average cyanide and lime additions were 2.33 kg/t and 0.25 kg/t and consumptions were
0.81 kg/t and 0.22 kg/t respectively. The cyanide consumption for the Morro do Vento samples is significantly higher in these tests than in the work done on João Belo (cyanide addition and consumption = 0.90 kg/t and 0.26 kg/t at P80 = 117 µ) as reported in Table 16-5 where the starting cyanide concentration was 0.5 g/L NaCN as opposed to the 1 g/L NaCN strength used in
this test program.	Higher starting cyanide strength generally results in higher cyanide consumption and in this case, lower final gold tails. Unfortunately, starting cyanide strength was not varied in either test program to allow direct analysis of its impact on recovery and consumption.

Assuming that the João Belo ore is metallurgically similar to the Moro do Vento ore an analysis of the cost benefit of using higher cyanide strength shows an increase of $0.51/t in recovered gold but an increased cyanide cost of $2.28/t (Au = $400/oz and final tails grade = 0.05 g Au/t for 1 g/L NaCN and 0.09 g Au/t for 0.5 g/L NaCN; NaCN cost = $1.50/kg).

Analysis of the final tails gold assay indicates that gold % extraction increases with increasing head grade. Residue analysis varies from 0.02 to 0.07 g/t indicating that gold recovery is not significantly impacted by grind size for the range (P80 74 µ to 109 µ).

16.2.2 SGS LAKEFIELD REPORT “AN INVESTIGATION OF GOLD RECOVERY FROM JACOBINA
PROJECT SAMPLES” PREPARED FOR DESERT SUN MINING CORPORATION, LR10944-001 –
PROGRESS REPORT NO. 1, 13 JUNE 2005

The test work was conducted on two samples of João Belo ore obtained from the development ore stockpile used to commission the plant.

The gold head grades for the two samples were 1.5 g/t for the sample used for grinding, cyanidation and settling testing. The average gold grade for the sample used to determine carbon-in-pulp (CIP) performance was 1.5 g/t. Both samples contained very little silver.

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*	The Bond Ball Mill Work Index for the CIP modeling test work sample was 17.2 kWh/t.

*	Both samples responded well to cyanidation. Gold recovery for the CIP modeling sample was 91.5% at a grind size of P80 of 113 µ. Gold recovery for the grinding sample with a
K80 of 177 µ was 89.1% at 36 hours. Grinding the ore finer to K80 sizes of 148 and 117 µ
increased gold recovery to 90.4 and 92.5% respectively. Finer grinding to K80 of 90 and
77 µ only increased gold recovery slightly to 93%.

*	CIP testing indicated that ion exchange resin exhibited superior results to the four activated carbons tested (Norit 3515, Pica G209 and G210 AS, Calgon GRC-22).
Subsequent testing and analysis of slurry leach data with SGS Lakefield’s CIP model indicated that the required carbon inventory in the Jacobina CIP circuit is 26 t. The loaded carbon advance rate is 4.32 t/d for an ore treatment rate of 136,800 t/m at a design head grade of 5.3 g Au/t or 195,000 t/mo at a head grade of 1.5 g Au/t. The model output is linearly scalable.

*	The ground pulps settled well with Magnafloc 351 and lime.

Effect of Grind Particle Size on Cyanide Leach Recovery

A series of batch cyanidation rolling bottle tests were conducted on splits of a sample of João
Belo ore to determine the effect of grind size on gold recovery. Ore splits were ground in a small rod mill for varying times to produce a range of grind sizes. The ground ore samples were then subjected to a standard rolling bottle leach test operated at 45% solids with 0.5 g/L NaCN at pH
= 10.5 with lime for 36 hours.

Small samples of solution were withdrawn from the rolling bottle test apparatus at 4, 7, 23 and
36 hours after the start of leaching and were assayed for gold and silver. Sodium cyanide and lime were added if needed to maintain leach conditions. At the end of the test, the final leach pulp was filtered and washed with several bed volumes of water. The filtrate and wash solution were combined, sampled and assayed for gold and silver. The volume of solution was recorded and the filtered and washed solids were dried, weighed and assayed for gold and silver. The sample calculated head was determined by combining the gold present in the timed samples, final filtrate and wash solution and final solids and dividing the gold mass by the final solid weight. Gold recovery as a function of time was determined using the timed solution samples and the calculated head.

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The results of the test program are presented in Table 16-5 below.

TABLE 16-5			SUMMARY OF GRIND SIZE VERSUS GOLD RECOVERY ROLLING
						BOTTLE TESTS

Test	Size	Pulp		NaCN		CaO			Gold Extraction				Silver	Residue		Calc. Head
	K80	Dens.	Conc. Added Consu. Added Consu.					4-h	7-h	11-h	23-h	35-h	Extrac	Au	Ag	Au	Ag
													35-h
	µm	%	g/L	kg/t	kg/t	kg/t	kg/t	%	%	%	%	%	%	g/t	g/t	g/t	g/t

CN1	177	45	0.5	0.74	0.16	0.29	0.27	57.6	70.7	77.6	86.9	89.1	22	0.13	<0.5	1.19	0.6

CN2	148	45	0.5	0.78	0.15	0.29	0.26	46.5	66.6	76.3	88.8	90.4	22	0.13	<0.5	1.35	0.6

CN3	117	45	0.5	0.90	0.23	0.28	0.26	53.1	69.6	79.0	91.6	92.5	24	0.09	<0.5	1.20	0.7

CN4	90	45	0.5	1.21	0.28	0.24	0.21	39.6	63.8	74.9	92.8	93.0	26	0.10	<0.5	1.42	0.7

CN5	77	45	0.5	1.19	0.23	0.27	0.24	44.5	65.8	79.1	90.2	93.1	24	0.09	<0.5	1.30	0.7

Leaching ore ground at a product size of 80% passing (K80) of 177 µ resulted in a gold recovery of 89.1% at 35 hours. Grinding to a finer K80 of 148 and 117 µ resulted in an increased gold of
90.4% and 92.5% respectively. Finer grinding to K80 of 90 and 77 µ resulted in a slight increase in gold recovery to 93% and 93.1%.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
17.1	OVERVIEW

DSM estimated mineral resources for the Jacobina property in August 2003 and these were reviewed and confirmed by Micon, and outlined in the technical report of Hennessey (2003b).

This current report provides an update of the mineral resources presented in Hennessey (2003b)
incorporating results from the 2004 diamond drilling as discussed in Section 11 above. The methodology employed in preparing the new estimation follows that outlined in Hennessey
(2003b), the longitudinal polygonal method. Some geostatistical analysis has been completed on some of the zones and this work is continuing with intent of eventually moving to a block model methodology. However, past production indicates that the longitudinal polygonal method provides a reliable estimate of mineral resources on a mining block scale sufficient to provide the basis for mineral reserve estimation.

17.2	MINERAL RESOURCE ESTIMATES

17.2.1	DATABASE

The assay database, from which the mineral resources at the Jacobina project are estimated, is comprised of two sample types, drill core and chip/channel samples. All of the historical data has been verified and entered into the Gemcom digital database by DSM. New drill holes are logged and information entered directly in a digital database using the Logger program. As assays are received, they are electronically merged with the Gemcom database which automatically matches the assay results to the correct samples. Chip/channel samples have been composited into pseudo drill holes for use in the resource estimation.

17.2.2 SPECIFIC GRAVITY

JMC previously used a specific gravity (SG) of 2.70 for all resource estimation at the mine because the host rocks were composed dominantly of quartz and did not appear to be porous.
This number appeared to be confirmed by initial physical property work for DSM by Buckle
(2002) who obtained an average SG of 2.68 from twelve hand specimen samples. However, as part of the feasibility study conducted by SNC-Lavalin., DSM submitted 18 core samples for a
“waxed core bulk density test”. The waxed core test returns a true bulk density allowing for porosity in the rock samples.

The average result for the 18 bulk density tests was SG 2.62 with very little scatter to the data.
As a consequence DSM has chosen to pursue a somewhat conservative course and use a bulk density of 2.60 tonnes per cubic metre for resource estimation. Micon concurred with the decision.

17.2.3 ESTIMATION METHODOLOGY

The estimation methodology utilized is the same as outlined in the Hennessey (2003b) employing the conventional polygonal method on vertical longitudinal sections. Geological

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interpretation of the extent of mineralization for each reef is plotted on the long sections after interpretation has been performed, using plans and drill sections. Individual polygons are created around separate drill hole pierce points. This process is accomplished by plotting the halfway points between all drill holes which then become the vertices at which two, or more, lines of a polygon join. Polygons at the outer edge of the area drilled are terminated against bounding faults and dykes, projected to appropriate depth and terminated or finished against blank polygons around low grade drill holes.

The interpreted extent of mineralization is also subdivided into separate blocks which overly the polygons. The blocks conform to, and are limited by, existing or projected mine development, as appropriate. These blocks represent individual mineable blocks or stopes or, in unplanned areas of the mine, reasonable projection distances for assay data.

Polygons were drawn, and their areas measured, using AutoCAD. The determination of volumes and conversion to tonnes was done by the following formula:

Resource (tonnes) = PLV (m²)* T. Width (m) * 2.6/ 0.78

Where:

PLV (m²) = area on vertical longitudinal plane T. Width (m) = true width of drill intersection

2.6	= Specific Gravity

0.78	= sin dip (usually 50°but may be locally adjusted)

High assays were cut to 30 g Au/t however this only affected a small number of assays.

General economic criteria were applied to the resource estimation by DSM in that resource blocks had to meet the average cash cost cut-off grade in order to remain in the published table of mineral resources. This was, in practice, about 1.3 to 1.5 g Au/t depending on the deposit.

17.3 RESOURCE CLASSIFICATION

The mineral resource estimate reported herein, which is an update of the August 2003 estimate, was done in accordance with the standards of Canadian Institute of Mining, Metallurgy and
Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines
adopted by CIM Council on August 20, 2000 (the CIM Code) and reportable under NI 43-101.
Micon most recently visited the site from November 30 to December 2, 2004 to review the latest data and interpretations.

General economic criteria have been applied to the resource estimation in that blocks must meet the average cash cost cut-off grade to remain in the published table of resources. The resources are classified into confidence categories of measured, indicated and inferred using the following criteria;

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17.3.1 MORRO DO VENTO

  Measured Resources are located between drifting on two underground levels. Grades are determined from channel samples which were consistently taken from the face of the two on-reef drifts with a maximum interval of 5.0 m.
  Indicated Resources are defined by a high density of diamond drill holes with a maximum spacing of 50 m horizontal by 50 m vertical. Where the drilling density is not as high, blocks may be classified as indicated if mined out stopes indicate continuity of structure and support grades estimated from adjacent drill holes.
  Inferred Resources have been estimated where wide spaced drilling, surface geological data (including garimpos) and underground data indicates geological continuity. Inferred blocks are defined by at least one drill hole.

17.4 MINERAL RESOURCES

The Mineral Resources for Morro do Vento, as updated and determined by DSM, are set out, by area, in Table 17.1 below.

TABLE 17.1 MEASURED AND INDICATED MINERAL RESOURCES, MORRO DO VENTO

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TABLE 17.2 INFERRED MINERAL RESOURCES, MORRO DO VENTO

The mineral resources at Morro do Vento have been estimated using the polygonal method. This is a long established method of resource estimation which has been shown to be capable of producing accurate global grade estimates when properly used. Jacobina’s production grade reconciliations discussed in Section 14, above, have demonstrated that the mineral resource estimates prepared this way have predicted mining block grades with reasonable accuracy.

However, it is recognized by DSM that the polygonal method does have some drawbacks as pointed out previously by Hennessey (2003b). Individual polygon grades are based on single drill holes. The normal variability in sampling for gold makes it unlikely that individual polygon grades have been determined with great accuracy even if the average of a large number of polygons is accurate. Therefore using individual polygon grades to “high grade” or selectively mine a deposit is likely to lead to unachievable expectations.

At Jacobina, this side effect is of little material impact as the extents of the zones have generally been selected based on recognizable geological criteria and the extension of previous mining experience. As such the grades of each level of the mine or annual production can be predicted with some confidence. DSM is actively engaging experienced geostatistical consultants to determine a more optimum grade interpolation method to provide better local grade estimates to facilitate mine planning.

Micon prepared a year end opinion letter for DSM management commenting on the mineral resource estimate reviewed during the December, 2004 visit. This letter was provided in lieu of an F1 technical report, the requirement for which had not been triggered by the re-estimation of the mineral resources. In reviewing the mineral resource estimate, Micon concluded that “the resource estimate presented is a reasonable one and its classification is consistent with practices previously applied at Jacobina and approved of by Micon. It is also consistent with the
Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM), CIM Standards on Mineral
Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000. However, it has the same limitations on accuracy of local estimation of individual polygon grades as described in the
Micon report. DSM is working on addressing this limitation with the geostatistical studies under way.”

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17.5	MINERAL RESERVES

The mineral reserves were estimated by DSM engineering personnel and reviewed by Devpro.

Only Indicated Mineral Resources above the 800 Level were used to estimate the mineral reserves for this study. The Indicated Mineral Resources above the 800 Level, on which the mineral reserve estimate was based, are shown in Table 17 – 3 below.

DSM estimated dilution for the Morro do Vento deposit and reported an overall average of 13 percent, based on an assumption that dilution would be 0.5 metres from each of the hanging wall and the footwall of the stopes. The grade attributed to the dilution tonnage was based on assays of drill holes for these intersections from the drill holes making up the polygon. The dilution tonnage amounted to 742,000 tonnes, or approximately 13 percent of the total diluted tonnes, at an average grade of 0.38 g Au/t.

The general approach taken by DSM was to layout the individual stoping blocks for the mine, then deduct tonnage calculated in the crown, rib and sill pillars to be left in place. Some lower grade drill hole polygons were removed from the reserve at this point with the area of influence designated as stope pillars. An allowance of 5 percent of the block reserve was included for mining losses at the average diluted grade.

The main source of losses are expected to be in the footwall area of the LU reef and the hanging wall area of the MU reef due to the lack of visual markers for identifying the contacts thus making it uncertain where to define the stope wall. With the present mining layouts, production drilling will be from a drill drift driven on the hanging wall of the stope. This layout allows for production holes to be drilled parallel to the hanging wall and fanned out to the footwall. The lack of a visible marker indicating the stope limits on the hanging wall of the MU reef and footwall of the LU reef, will make positioning of the MU reef drill drift and limiting over drilling

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of the footwall in the LU difficult Definition drilling and/chip sampling along with good geological control during the pre-production period is required to minimize dilution and mining losses due to these uncertainties.

Estimated mineral reserves were based on a cut-off grade of 1.3 g Au/t. This cut-off grade was originally calculated by Dynatec for the Jacobina Feasibility Report and independently verified by SNC-Lavalin. Since mining will be taking place in the same general geological and mining environment as the Jacobina Mine (João Belo Zone), it is felt that the cut-off grade is appropriate for mineral reserve estimation for the Morro Vento area.

A specific gravity of 2.6 t/m3 was used in the estimate based on a “waxed core bulk density test”
carried out previously by SGS Lakefield as part of the Jacobina Feasibility Study carried out by
SNC-Lavalin. This S.G. has been used in all mineral resource estimates.

The operating cost estimate was developed from first principles and based on Brazilian currency.
Labour rates for mine workers or other personnel, are those currently being paid at the Jacobina operation. Equipment and material cost were based on existing mine costs. The cost estimate for the mining portion of the study, is stated to be intended to be consistent with an accuracy of
±25%. Estimates have been based on basic engineering layouts and general arrangement drawings as well as equipment and material contracts and quotations. In the opinion of Devpro, the methodologies and level of detail used in estimating the operating and capital costs exceed the requirements of a pre-feasibility level report.

It is Devpro’s opinion that the nominal target of 2,300 t/d is attainable given the number of headings available, size of the deposits, planned equipment fleet, manpower loading, mine layout and the time allowed for preproduction development.

Devpro has reviewed the estimated mineral reserve prepared by DSM as summarized in Table
17-4 below. In the opinion of Devpro, the mineral reserve estimates for the Morro do Vento set out in this table, was prepared using methodologies which are compliant with the CIM Code and for reporting by DSM under NI 43-101.

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17.5.1 RESERVE ESTIMATION METHODOLOGY

Methodology

The resource estimate on which the reserve estimation was based was prepared by DSM using a conventional longitudinal polygonal method. The Jacobina Mine’s former Chief Geologist,
Anselmo Rubio, is currently a DSM Participacoes Ltda (DSMP, the Brazilian subsidiary of
DSM) employee and for the purposes of the Pre-Feasibility Study Report was responsible for updating the DSM resource estimate. Indicated resources located above the 800 Level were the only resources used to estimate the mineral reserves for this study.

In updating the resource estimate, DSM made minor modifications to suit local conditions at each deposit or fault-bounded mining block. The mine openings, including stopes, raises, ramps and access drifts were plotted on vertical-longitudinal projections using AutoCAD software. A separate projection was produced for each individual reef (MU or LU) at the Morro do Vento area. Figure 17-1 is an example of an AutoCAD generated longitudinal projection that was used for resource estimation.

Projections show pierce points and values encountered for each drill hole intersection in the plane of the respective reef. Drill hole boundaries were chosen using criteria specific to each reef. Footwall and hanging wall criteria in the same reef may also differ. Contacts of reef intersections may be determined by lithologic criteria such as the edge of the conglomerate or by an assay cut-off. For example, in the case of Morro do Vento the hanging wall cut-off is defined by the contact of the conglomerate and quartzite and the footwall contact is defined by an assay cut-off of 0.8 g Au/t in conglomerates. The minimum composite length is one metre and intersections are diluted to that width if narrower. This is the only internal dilution applied to the resource estimate.

Individual polygons are created around separate drill hole pierce points. This process is accomplished by plotting the halfway points between all drill holes which then become the

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vertices at which two, or more, lines of a polygon join. Polygons at the outer edge of the area drilled are terminated against bounding faults and dykes, projected to appropriate depth and terminated or finished against blank polygons around low grade drill holes. The interpreted extent of mineralization is also subdivided into separate blocks which overlie the polygons. The blocks conform to, and are limited by, existing or projected development. These blocks represent individual mineable blocks or stopes or, in unplanned areas of the mine, reasonable projection distances for assay data.

Mineral Resources are estimated by mining block, each block being defined by major levels in the mine and separated into equal lengths by evenly spaced northings, or in the case of Block 2, by the breccia formations at the north and south extremities of the block. The breccia formation also defines the southern extremity of Block 3A. Mineral Resource tonnes for each mining block are estimated by determining the area (using AutoCAD) of each polygon within that block and multiplying by the true width of the composite in that polygon. Area measurements are trigonometrically adjusted for distortion caused by projecting dipping bodies onto vertical sections using an average dip of 55º. The polygonal volumes are multiplied by the bulk density
(SG 2.60) to obtain individual tonnages which are summed to provide the total tonnage for each mining block.

Grades for each mining block are estimated by weight averaging, by the included tonnage of each polygon, the composite drill hole grades for the polygons in the block. Assay results are capped at 30 g Au/t, based on a statistical study of the João Belo mine by William. Micon reviewed this work during its 1998 visit and found it to be reasonable. A cutting value of 30 g
Au/t eliminated approximately 0.1% of the data in the study but reduced some extreme values.

Mining Method

The mining method selected is longitudinal longhole open stoping. This method is identical to that used in the past and is currently utilized in other areas at the Jacobina Mine operations. This method of mining has proven successful and is therefore incorporated into this pre-feasibility study.

For the purposes of this study, the drill level interval has been selected at 25 metres in order to limit the length of drill hole to approximately 27 metres. This length of drill hole is felt to be the limit for drilling accuracy using top hammer drilling equipment. Drilling accuracy is a key issue in limiting dilution in long hole open stoping.

The possibility of recovering some of the pillars at the end of the mine life was reviewed, however, due to the lower grades of the pillars and necessity for additional geotechnical studies prior to recovering any pillars, no allowance has been included for pillar recovery in this study.

Dilution

Dilution was estimated by assuming that 0.5 m of wall rock from the hanging wall and footwall would be excavated with the ore. The grade attributed to the dilution tonnage was based on assays of drill holes for these intersections. The dilution tonnage amounted to 742,000 tonnes, or approximately 13 % of the total reserve tonnes, at an average grade of 0.38 grams per tonne.

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Block Cut-off Grade

Estimated mineral reserves were based on a cut-off grade of 1.3 g Au/t. This cut-off grade was originally calculated by Dynatec for the Jacobina Feasibility Report and independently verified by SNC-Lavalin. Since mining will be taking place in the same general geological and mining environment as the Jacobina Mine (João Belo Zone), it is felt that the cut-off grade is appropriate for mineral reserve estimation for the Morro Vento area.

17.6 RESPONSIBILITY FOR ESTIMATION

The Mineral Resource estimates were prepared by DSM employees Anselmo Rubio, Carlos
Barbosa and others under the direction of DSM’s in-house Qualified Person Dr. William N.
Pearson, Ph.D. who accepts responsibility for the Mineral Resource estimate as DSM’s QP for geological and technical work, as required by NI 43-101.

Mr. Rubio is a graduate of the school of geology at Universidade Federal Rural do Rio de Janeiro and has extensive experience at the Jacobina property having worked extensively on the original exploration, mine development and production over a period of almost 30 years. Mr. Barbosa is a graduate geological engineer from the Universidade Federal do Ouro Preto and a computer specialist in the mining industry in Brazil. Both would be considered Qualified Persons except for the lack of membership in an appropriate self regulatory organization; such an organization is not in existence at this time in Brazil.

B. Terrence Hennessey, P.Geo. (APGO membership #0038), the author of several independent reports on the project (Hennessey, 2003a, 2003b and 1998) has reviewed on a regular basis, and accepted responsibility for, the Mineral Resource estimation procedures used at Jacobina and their results.

The mineral reserve estimate was completed by DSM Mine Engineering and Geology
Department personnel under the supervision of Mr. Peter Tagliamonte, P.Eng., and reviewed by
Rick Adams, P.Eng., of Devpro. Devpro are in agreement with the methodology used to estimate the mineral reserves.

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		18.0	PRE-FEASIBILITY STUDY
18.1	MINING

This report was prepared on the basis of the use of existing reports provided by DSM, conversations with DSM mine personnel and inspection of the mine facilities. Discussions with mine personnel included conditions of the mine operation, work completed on the block model resource estimate, review of mine design parameters, production capacity, ground conditions, dilution and recovery, ground control, ventilation and mine access.

Mining will be by sub-level, longitudinal open stoping methods using a top hammer long hole drilling rig for blast hole drilling, 6.2 m3 Load-Haul-Dump (LHD) machines for mucking and 35-
tonne Volvo haulage trucks for hauling to the crusher stockpile. This method is similar to that being employed at the Jacobina Mine (João Belo Zone) and has proven successful at that operation. Figure 18.1 shows a plan view of the Morro do Vento with access roads and adits indicated. Figure 18.2 is a typical longitudinal section showing the stope layout. Figure 18.3 shows a typical stope cross-section with long hole drill pattern indicated.

The main haulage will take place on the 800 Level with ramps driven up to access sub-levels at
25 m vertical spacing.

Bloc 2 will be accessed at the 800 Level from an upgraded access road on the east side of Morro do Vento as shown on Figure 18.1. An existing 800 Level portal and adit to the MU and LU reefs will be slashed to 4 m x 5 m to accommodate the 6.2 m3 LHDs and 35-tonne Volvo haulage trucks.

An up ramp will be developed in the footwall to access the drill levels above the main 800 Level mucking horizon. Cross cuts will be driven through the LU and MU reefs and drill levels developed in ore on each reef.

Access to Blocks 3A, 3B, 3C and 4 will be from the northwest side of the Morro do Vento to the existing haul road from Jacobina Mine (João Belo Zone). An existing adit on the 720 Level will be slashed to 4 m by 5 m to accommodate the mining equipment.

The mine plan consists of stopes that extend from 800 Level to 970 Level as shown on Figure
18.2 – Morro do Vento Longitudinal Section and Figure 18.3 – Block 2 Stope. The layout provides for drill drifts to be established at 25 m intervals which will limit longhole drilling to approximately 27 m depth. Drilling will be done by top-hammer drill rigs and will take place from the sub-level drill drifts (See Figure 18.4 – Morro do Vento – Typical Longhole Drill
Layout). Drill patterns have been based on previous DSM experience at the Jacobina Mine (João
Belo Zone). All drilling will be down holes and loading will be with emulsion type explosive in the toe of the hole and throughout the hole when wet conditions are encountered. Production mucking will be carried out using 6.2 m3 LHD machines equipped with remote controls. Volvo
35-tonne trucks will be loaded underground and will transport the ore to a surface stockpile near the crusher. In the opinion of Devpro, the mine plan proposed by DSM is reasonable.

94

MORRO DO VENTO
1018
1124
1064
816
674
962
992
949
769
metres
0 10 20 30 40 50
LEGEND
Jacobina Plant Site Outline
Ore Body (800m Level Plan View)
Underground Workings
Area of Interest
Roads
Rivers
Contours in metres
Spot Heights in metres 769
Jacobina Mineração e Com. Ltda
August 2005

FIGURE 18.1
MORRO DO VENTO MINE
SITE PLAN

N
720 Level Access

LEGEND

Ramp		Garimpo	
Fault		Breccia	
Indicated Resource Block		Level	
		Stope	

August 2005

FIGURE 18.2

LONGITUDINAL SECTION - MORRO DO VENTO (Looking West)

Jacobina Mineração e Com. Ltda

2 Km
N
GARIMPO
BLOCO 2
BLOCO 3
720 Level Access

LEGEND

Ramp		Garimpo	
Fault		Breccia	
Indicated Resource Block		Level	
		Stope	

August 2005

FIGURE 18.2

LONGITUDINAL SECTION - MORRO DO VENTO (Looking West)

Jacobina Mineração e Com. Ltda

N-915
N-890
N-865
N-840
N-815
N-800
PILAR
90°
180°
0°
270°

PERFURAÇÃO PISO

FURO	ÂNGULO	Comprimento (m)
A	0,0°	1,5
B	329,2°	5,2
C	311,1	26,5
D	306,2°	24,8
E	301,1°	26,9
F	296,2°	25,4
G	291,0°	17,7
H	283,9°	11,2
I	273,2°	7,0
J	257,5°	4,5
K	235,5°	2,5
L	208,5	2,4
M	180,0°	3,7

Parametro de Perfuração	
M. Perfurados (m)	169,2
Área (m²)	271,74
Volume (m ³)	543,48
Densidade (T/m³)	2,60
Tonelagem (T)	1.413,05
Indice T/m perf.	8,35
Dist. entre Linha(m)	2,00
Esp. final furo(m)	2,50

SCHEMATIC DRILLING SECTION

(SECTION 5,0x5,0)

metres

0 5 10 15 20

FIGURE 18.4
TYPICAL STOPE LONGHOLE LAYOUT
MORRO DO VENTO

JMC Jacobina Mineração e Comércio Ltda

AUGUST 2005

Devpro Mining Inc.

Morro do Vento Mine Study Pre-Feasibility Study Report

DSM personnel relied on their practical experience, judgment and historical data in respect of dilution estimates. DSM has reported that historical dilution has been approximately 10%, but that this was probably under estimated based on the use of a mine call factor. In the opinion of
Devpro, the estimated dilution rates are reasonable with the following qualifications:

  Accurate longhole drilling is mandatory in order to minimize dilution. The ring drilling layout provides good hanging wall information and control. The holes will be drilled parallel to the hanging wall contact and will break through to the sub-level below. This will allow for easy checking of drill hole accuracy in the hanging wall. There are limited opportunities to check the accuracy of the footwall drilling since there will be no breakthrough location. JMC are currently working on developing methodologies to check drilling accuracy before blasting.
  The hanging wall of the LU reef is marked by a visual contact which allows for good geological control. The lack of a visual marker defining the footwall contact will make it more difficult to control dilution and/or mining losses. The impact is somewhat diminished because the footwall is a grade contact and the grade diminishes gradually as one moves away from the economic contact. It is recommended that DSM initiate studies in the detailed engineering phase to develop procedures to mitigate the dilution and/or mining losses due to this uncertainty.
  In the MU reef, the footwall is marked by a visual contact with the quartzite but the hanging wall is defined by an assay cut-off.
  DSM will need to exercise excellent geological control in the drilling & blasting portions of the mining operation. Such controls may include, chip sampling, geological mapping, geology training for mine operating personnel and surveying of drill holes.

As noted in the Jacobina Mine Feasibility Study, dilution also needs to be controlled by careful location of the drill drift on the hanging wall of the stope. Deviation of this drift into the hanging wall could cause an initiation point for hanging wall failure.

To confirm the stability and dimensions of the typical stoping layout, Jacobina personnel relied on work carried out previously in preparing the Jacobina Feasibility Study and on a review of the geomechanical aspects of the Morro do Vento area reefs carried out by MLF Geotecnica
Mechanica de Rochas Ltda (MLF) of Nova Lima, Brazil. Geotechnical studies completed by
MLF indicate ground conditions to be generally very good.

The following is a translation of the Summary of the MLF Geotechnica Report dated June 2005:

“The MVT Ground Evaluation Study allowed us to make the following conclusions and recommendations:

  The proposed Mine Lay-Out are adequate for all Mining Blocks (Open Stopes dimensions);

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  The results obtained after the empirical method utilization and also after a rock mass behavior simulation (using PHASE2 Rock Mechanic software), indicate the possibility for a further revision on Mine Lay-Out, allowing the mine to remove some rib pillars and sill pillars;
  The rock stability and safety conditions during mining operation, will be more comfortable than the situation showed in this report, once that rock mass behavior simulation considered the end of life lay-out (mined out areas), which are the more severe condition;
  Finally, it is recommended that a geomechanic evaluation analysis must be in place during the mining works, to validate the rock resistance parameters used on this report (rock mass stability simulation).”

A copy of the complete MLF Geotechnica report is available in the DSM Toronto Office, Suite
810, 65 Queen St. West, Toronto, Ontario, M5H 2M5.

Exploration cross–cuts 80 m long into the hanging wall are planned every 150 m along strike in order to diamond drill the areas below the 800 Level. There is excellent potential to significantly expand the Indicated Resources by upgrading the Inferred Resources below the 800 Level through infill drilling.

Figures 18.5 and 18.6 below, which are vertical longitudinal sections with grade thickness contours of the MU and LU reefs respectively, show the excellent potential to expand and upgrade the mineral resource both down dip and along strike.

100

Elevation m (a.s.l.)
2 km
N
720 Level Access
0
200
m

Caraveiras Mine
Morro do Vento Extension
Morro do Vento
Jacobina Mine
LOCATION MAP

LEGEND

Contours grade x width in g/t Au

30 + | 20-30 | 10-20 | 5-10 | 0-5

Drill hole

Level

Underground workings

Fault

Gold mineralized area

Underground Mineral Resource

Intrusive

Breccia

Garimpos

Figure 18.5
Morro do Vento
Vertical Longitudinal Section
Grade Thickness Contours
MU Reef
(Looking West)

August 2005

2 km
Elevation m (a.s.l)
1050
1000
950
900
850
800
750
700
650
600
N
720 Level Access
0
200
m
LEGEND
Contours grade x width in g/t Au
30 +
20-30
10-20
5-10
0-5
Drill hole
Level
Underground workings
Fault
Gold mineralized area
Underground Mineral Resource
Intrusive
Breccia
Garimpos

Canavieiras Mine
Morro do Vento Extension
Plant
Morro do Vento
Jacobina Mine
LOCATION MAP

Figure 18.6
Morro do Vento
Vertical Longitudinal Section
Grade Thickness Contours
LU Reef
(Looking West)

August 2005

Devpro Mining Inc.		Morro do Vento Mine Study Pre-Feasibility Study Report
18.2	METALLURGY

AMEC considers that the Morro do Vento mineralization will behave in a metallurgically similar way to the João Belo ore and that treatment of any ratio of these ores will not significantly impact metallurgical plant performance.

18.3 PROCESS

DSM renovated the existing Jacobina process plant in late 2004 and early 2005 to provide a rated capacity of 4,200 t/d. The current process incorporates a conventional gold plant flowsheet consisting of crushing, grinding, classification, thickening, cyanide leaching, CIP, gold recovery, reagent handling, tailings disposal and water distribution.

AMEC was contracted in May 2005 to prepare a prefeasibility study for the expansion of the milling facilities from a throughput of 4,200 t/d to 6,500 t/d. For the study, the current flowsheet was reviewed with the aid of operating plant data and a strategy of debottlenecking was employed to make maximum use of existing equipment to achieve a throughput of 6,500 t/d.
AMEC’s scope was limited to the process plant and did not include the tailings pond.

The results of the study have identified a number of modifications to the milling facilities to increase the throughput from 4,200 t/d to 6,500 t/d:

  Installation of a new secondary crushing circuit to produce a finer crushed product prior to grinding.
  Replacement of the grinding cyclones and corresponding feed pumps with higher capacity units in order to handle the increased throughput.
  Installation of a new thickener that would function in parallel with the existing circuit. The current sand/slime system would be abandoned.
  In the leaching area, an increase in the number of mechanically agitated leach tanks to provide the optimal leach residence time is required. A new leach feed vibrating screen, leach feed sampler and leach transfer pumps are also required to handle the increased capacity.
  Installation of a new CIP tails vibrating screen and sampler to handle the increased tailings capacity.
  Replacement of the tailings disposal pipeline with a new larger diameter pipeline to handle the increased capacity.
  Installation of new process water distribution pumps to handle the increased water requirements.

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  Primary crushing, CIP, carbon stripping and reactivation, reagent handling and refining circuits were deemed to have sufficient capacity to accommodate the increased capacity.

18.4 PLANT INFRASTRUCTURE

Access to the Morro do Vento mining area will be via an upgraded access road on the east side of the deposit to an existing adit on the 800 Level. On the west side, the 720 Level adit will be access from the existing haul road to the Jacobina Mine (João Belo Zone).

Freshwater supply will be taken from the existing Cuia water dam. The existing freshwater distribution pumps, firewater pumps and potable water treatment pumps will supply Morro do
Vento requirements.

The Morro do Vento mining operations will utilize chemical toilets underground.

A compressor plant and mine ventilation fan will be established outside of each portal.

18.5 WATER MANAGEMENT

The report by SNC-Lavalin titled “Jacobina Gold Project, Jacobina, Bahia State, Brazil, DSM
addresses the tailing management area as follows:

“The capacity of the existing tailings management facility (TMF) has been estimated to be
4.5 Mt. This estimate is based on the existing pond elevation of 632 m and a current maximum storage design elevation of 640 m. This dam capacity will be adequate for three years at the proposed 1.5 Mt/a deposition rate.

As of the second year after starting of the project, it will be necessary to raise the main dam and to build two saddle dams. The two saddle dams are required at two ground depressions on the north and south sides of the pond. It is proposed to construct the saddle dams to a height of 660 m. The main dam height will be raised using cycloned tailings deposited during operations. The dams will have an impervious cut-off core that will prevent seepage from the pond."

DSM consider that the current Jacobina Mine (João Belo Zone) operating budget to raise the tailings dam & increase storage capacity will be sufficient to accommodate the increased tonnage from the Morro do Vento operation.

Mine discharge water will be piped to the TMF.

Stormwater drainage is presently diverted around the TMF. The existing drainage diversion ditches around the tailings pond will be utilized to handle any stormwater.

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18.6	ELECTRICAL

A new overhead power line will be constructed to provide electrical power to the 800 Level adit on the east side of Morro do Vento. Power to the 720 Level adit on the northwest side of Morro do Vento will come from an existing power line feeding the Jacobina Mine (João Belo Zone).

18.7 ENVIRONMENT

DSM report that development and mining of the Morro do Vento area can be carried out under the existing Jacobina Mine environmental license.

18.8 IMPLEMENTATION SCHEDULE

The AMEC study indicates that upgrading of the plant can be completed over a 16 month period from the start of construction.

Mine access and development work can begin very quickly after approval of the project and will require approximately seven months to develop the first stope area. Production mining can begin approximately eight months after the start of the project.

18.9 INDUSTRIAL RELATIONS

DSM currently operates the Jacobina Mine (João Belo Zone) under the terms of an existing collective agreement. Operation of the Morro do Vento will be carried out under this existing agreement. The Morro do Vento operation will require an additional 134 hourly rated, and 42 engineering and supervisory staff personnel when in full production.

18.10 CAPITAL COST ESTIMATE

The underground mine capital requirements have been prepared by JMC personnel and reviewed by Devpro. Mining capital costs include construction of surface haul roads, power lines, portal construction, underground mine development, and purchase of mine equipment. Capital cost estimates were based on engineering layouts, general arrangement drawings, quotations for equipment and current mine development and material costs from Jacobina Mine (João Belo
Zone) and equipment and material quotes.

The process plant cost estimates have been prepared by AMEC Americas Limited, Vancouver,
B.C. The AMEC capital cost estimate includes a contingency, but does not include Owner’s costs or any provision for tailings management.

The capital cost is estimated to be US$ 31.2 million, excluding sustaining capital, mine closure costs and any credits from preproduction gold revenues. A summary of the capital costs is shown in Table 18.1 below. The overall intended accuracy of the estimate is ±25%. The costs are expressed in 2nd quarter 2005, US dollars. Devpro has reviewed these costs and is of the opinion that they are reasonable.

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TABLE 18-1	SUMMARY OF CAPITAL COSTS

Item	Estimated Cost (US$)

Underground Mine	$10,537,000
Process Plant Upgrade	$8,707,000
Pre-production Development	$10,369,000
G & A	$239,000
Capitalized Processing Costs	1,302,000

Sub-Total Capital Cost	$31,154,000

Pre-Production Gold Revenue	$13,970,000

Total Estimated New Capital required	$17,184,900

A review of the existing condition of the processing facilities was carried out by AMEC
Americas Limited, Vancouver, B.C. in order to assess the proposed physical improvements and additions in plant and equipment necessary to process the extra 2300 tonnes per day. A copy of
AMEC’s report is included in Appendix A.

The following exchange rates were used in the estimate:

US$1 = CA$1.25 US$1 = 2.70 Reais (BRL)

18.11 OTHER CAPITAL Other capital comprises sustaining capital.

The underground sustaining capital is estimated by DSM to be US$5,787,000. Most of the expenditures are to be incurred in the years 2007 and 2008 for equipment rebuilds and ongoing mine development. Devpro has reviewed the sustaining capital estimate and is of the opinion that the costs are reasonable.

There is no allowance for closure costs in the estimates. Closure costs associated with the Morro do Vento are considered to be included with the Jacobina Mine complex closure plan.

18.12 OPERATING COST ESTIMATE

The operating cost estimate was developed from first principles and based on Brazilian currency.
Current wage rates, payroll burdens and benefits were used to calculate labour costs. Material costs were based on current mine costs or recent supplier quotations with equipment and material sourced locally when possible. The cost estimate by DSM is intended to be consistent with an accuracy of ±25%. Estimates have been based on basic engineering layouts, general arrangement drawings, current maintenance contracts, and equipment, material budgetary quotes,

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current wage rates and manpower loading. In the opinion of Devpro, the methodologies used in estimating the operating costs were sound. Operating costs average US$13.50 per tonne during full production

18.13 FINANCIAL ANALYSIS

A summary of the results of the financial analysis are provided in Table 18.2.

TABLE 18-2 SUMMARY OF FINANCIAL ANALYSIS

Activity	Estimated Project Totals

Ore milled (tonnes)	3,586,000
Recovered gold (oz)	229,000
Revenues (000 US$)	$91,606
Capital expenditures (000 US$)	$31,154
Sustaining capital (000 US$)	$5,787
Expenses (000 US$)	$42,089
EBITDA (000 US$)	$49,517
Project estimated internal rate of return (IRR)	20%
Project net present value (NPV) @ 5% (000 US$)	$8,400

  The average cash cost has been estimated to be US$240.00/oz during full production.
  The mine life is 5.5 years based on the currently defined Mineral Resource estimate above the 800 Level.
  According to Micon’s report, additional Inferred Resources are available below the 800 Level.
  The financial analysis was carried out using the following main assumptions:
  All amounts are computed in US dollars;
  The model was run with an assumption of no inflation;
  Gold price of US$400/oz;
  Operating expenses are estimated to average US$13.50 per tonne during full production.
  Based on the AMEC report, incremental milling costs of US$2.29 / tonne milled were used in the cash flow analysis.

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  The model assumed that the Morro do Vento project is owned 100% by a Brazilian entity.
  The analysis was performed using estimates of revenues, expenses, operations and maintenance costs and capital expenses as described in this Report. A royalty of 1% of gross revenue has been included in the expenses.
18.13.1	SENSITIVITY TO GOLD PRICE

	Gold Price			US$375	US$400	US$425

	IRR			12%	20%	28%
	NPV	@	0%	$7,798,837	$13,409,700	$19,020,563
	NPV	@	5%	$3,839,748	$8,445,997	$13,052,245
	NPV	@	8%	$2,017,564	$6,136,379	$10,255,193

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19.0 INTERPRETATION AND CONCLUSIONS

The total Measured and Indicated Resource of the Morro do Vento deposit is estimated by DSM to be 5,790,000 tonnes at an average grade of 2.18 g Au/t and containing approximately 406,000 ounces of gold.

In addition DSM estimated that there is an Inferred Resource of 2,470,000 tonnes at a grade of
2.42 g Au/t containing approximately 192,000 ounces of gold.

Micon has reviewed the estimated Mineral Resource prepared by DSM. In the opinion of
Micon, the Mineral Reserve estimate represents an estimate of the Mineral Resource at Morro do
Vento which was prepared in accordance with methodologies compliant with the CIM Code and for reporting by DSM under NI 43-101.

Devpro has reviewed the estimated mineral reserve prepared by DSM which total 3,586,000 tonnes at an average grade of 2.09 g Au/t containing approximately 241,000 ounces of gold.

In the opinion of Devpro, the mineral reserve estimate represents an estimate of the mineral reserves at Morro do Vento which was prepared in accordance with methodologies compliant with the CIM Code and for reporting by DSM under NI 43-101.

Based on the results of this study, it is recommended that DSM carry out a detailed feasibility study to further refine the mining plans and the capital and operating cost estimates.

AMEC considers that the Morro do Vento mineralization will behave in a metallurgically similar way to the João Belo ore and that treatment of any ratio of these ores will not significantly impact metallurgical plant performance.

AMEC estimate that gold recovery for the Morro do Vento is projected to be in the order of 95%
based on an average head grade of 2.09 g Au/t.

Since there is a fully developed mining operation existing at the project, very little additional infrastructure is required to bring the Morro do Vento deposit into production.

The cost estimate by DSM is intended to be consistent with an accuracy of ±25%. Estimates have been based on basic engineering layouts, general arrangement drawings, current maintenance contracts, and equipment and material budgetary quotes. In the opinion of Devpro, the methodologies used in estimating the capital and operating costs were sound.

The capital cost is estimated to be US$31.2 million, excluding sustaining capital, mine closure costs and any credits from preproduction gold revenues.

The underground mine sustaining capital has been estimated by to be US$5.8 million.

Operating costs average US$13.50 per tonne during full production.

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Based on operating and capital costs estimated by DSM and AMEC, and using a gold price of
US$400.00/ oz, an IRR of 20% was calculated for the project with a NPV of US$8.4 million at a discount rate of 5%.

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		20.0	RECOMMENDATIONS
20.1	MINING

Based on the positive IRR and NPV estimated, it is recommended that DSM continue to pursue the development of the Morro do Vento area with a detailed feasibility level study.

Continued exploration of the Morro do Vento reefs below the 800 Level offers excellent potential to upgrade Inferred Resources to the Indicated category and significantly expand the total Mineral Resource. It is recommended that DSM continue exploration work below the 800
Level.

20.2 PROCESSING AND METALLURGY Several issues and opportunities related to the process flowsheet and facilities have been identified and are discussed below.

  Occurrence of free gold has been indirectly indicated by poor repeatability of duplicate assays as seen in the Lakefield test programs in 2004 and 2005. Investigation into the amenability of the Jacobina ore to gravity recovery would serve to reduce the gold loading to the leach circuit thereby potentially reducing cost of cyanidation and reducing overall gold hold up in the CIP circuit. Earlier flowsheet configurations at Jacobina (prior to DSM ownership) had incorporated some forms of gravity recovery.
  During the course of the AMEC prefeasibility study, several investigations were made into the current performance of the cyanidation leach and CIP circuits. Analysis of plant data demonstrated that a number of pachuca tanks within the existing leach circuit were not performing. No leach recovery was found in 4 out of 10 operating pachuca tanks.
  Discussions between site personnel and AMEC were held to determine the potential causes. One potential cause identified was oil carryover from the air compressors to the slurry. It is recommended that the performance of the existing circuit be optimized to improve the leach residence time.
  The use of pachuca tanks in new cyanidation leach circuits has been steadily decreasing because of performance problems compared with standard agitated leach tanks.
  Consideration of replacement of the existing pachucas with agitated leach tanks should be made in the next phase of the project.
  It is recommended that a review of the tailings pond water balance and the mill water balance be conducted. For the purposes of the AMEC prefeasibility study, no information on the revised tailings pond water balance was made available to AMEC.
  Additional water requirements were assumed to be available from the existing fresh water system.

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	21.0	REFERENCES

Barnicoat, A. C., Henderson, I. H. C., Knipe, R. J., Yardley, B. W. D., Napier, R. W., Fox, N. P.
C. et al. 1997, Hydrothermal gold mineralization in the Witwatersrand basin. Nature, 386, 820-
824.

BLM Service Group, 1997, Operational, Technical Review and Business Plan of the Jacobina
Mine Operation, Brazil, prepared for William Resources Inc.

Buckle, J and Alikaj, P, 2002, Physical Property Measurements of Rock Samples From the
Jacobina Property, Bahia State, Brazil, An F1 Technical Report for Desert Sun Mining.

Buckle, J, 2003, Processing, Map Production and Interpretation of Airborne Magnetic and
Radiometric Data from the Jacobina Area of Brazil for Desert Sun Mining Corp., a technical report for Desert Sun Mining.

DSM, 2003; Desert Sun Mining Corporation website, press release page. Press release dated
4/1/2003, http://www.desertsunmining.com/website/docs/Newsroom/May1-
SNCLavalintoCompleteBankableFeasibility1.htm

Goldfields Website, 2002, Tarkwa, Ghana
http://www.goldfields.co.za/profile/operations/tarkwa/tarkwa_main.htm

Hennessey, B. T., 2003a; A Review Of The Proposed Phase II Exploration Program For The
Jacobina Property, Bahia State, Brazil, a technical report for Desert Sun Mining Corp., filed on
SEDAR www.sedar.com.

Hennessey, B. T., 2003b; A Mineral Resource Estimate for the Jacobina Property, Bahia State,
Brazil, a technical report for Desert Sun Mining Corp., filed on SEDAR www.sedar.com.

Hennessey, B. T., 2002 (Amended 2003); A Review of The Exploration Potential of, and A
Proposed Exploration Program For, The Jacobina Property, Bahia State, Brazil”, a technical report for Desert Sun Mining Corp., filed on SEDAR www.sedar.com.

Heylmun, Edgar B. 2000, International California Mining Journal, Gold Gravels in
Gondwanaland. ICMJ, June 2000,
http://www.icmj2.com/OtherRecentArticles/GondwanaGold.htm

Milesi, J.P., Ledru, P., Marcoux, E., Mougeot, R., Johan, V., Lerouge, C., Sabate, P., Bailly, L.,
Respaut, J.P. and Skipwith, P., 2002, The Jacobina Paleoproterozoic Gold-bearing
Conglomerates, Bahia, Brazil; a “Hydrothermal shear-reservoir model”: Ore Geology Reviews
19 (2002), pp. 95-136.

Pacific Exchange Rate Service Website, 2003, http://pacific.commerce.ubc.ca/xr/

Pearson, W and Tagliamonte, P, 2005: An Updated Mineral Resource and Mineral Reserve
Estimate and Results of the 2004 Exploration Program for the Jacobina and Bahia Gold Belt

112

Devpro Mining Inc.

Morro do Vento Mine Study Pre-Feasibility Study Report

Property, Bahia, Brazil. A technical report prepared by Desert Sun Mining Corp and filed on
SEDAR, March 2005, 133p.

Reipas, K, 2003, Jacobina Production Rate Assessment, SRK Consulting, December 2003.
Rodgers, K. R. and Hennessey, B. T., 1998; Review of the Gold Mining Operations of Jacobina
Mineração e Comércio Ltda., Bahia State, Brazil. A technical report by Micon International
Limited for William Resources Limited.

Rubio, A., Menchen, K. and Pearson, B., 2002, Summary Report, Geology and Exploration
Potential, Jacobina Project, State of Bahia, Brazil: technical report for Desert Sun Mining Corp.,
August 30, 2002, 25p. filed on SEDAR as an appendix to Hennessey, (2002).

Rubio, A., Menchen, K. and Pearson, B., 2003, Summary Report, Phase I Exploration Program,
Jacobina Project, State of Bahia, Brazil: technical report for Desert Sun Mining Corp., April 16,
2002, 27p., Filed on SEDAR as an appendix to Hennessey, (2002).

SNC Lavalin Engineers and Constructors Inc., 2003, Jacobina Gold Project, Jacobina, Bahia
State, Brazil, Feasibility Report, September 2003 (Filed on SEDAR).

Teixeira, J., de Souza, J., da Silva, M., Leite, C., Barbosa, J., Coelho, C., Abram, M., Filho, V.,
and Iyer, S., 2001, Gold Mineralization in the Serra de Jacobina region, Bahia Brazil: Tectonic
Framework and Metallogenesis, Mineralium Deposita (2001) 36, pp. 332-344.

The Virtual Explorer Website, Geological Research for the Exploration Industry, 2002,
Witwatersrand Gold Fields, South Africa page.
http://www.virtualexplorer.com.au/VEexploration/VEorebodies/Witwatersrand/

The Weather Underground Website, Seasonal Average Weather Data
http://www.wunderground.com

113

Devpro Mining Inc. Morro do Vento Mine Study Pre-Feasibility Study Report

22.0 CERTIFICATES

114

Devpro Mining Inc.

CERTIFICATE OF RICHARD H. ADAMS

As the senior author of this report entitled, " Morro do Vento Mine Project, Bahia State, Brazil, Desert Sun Mining, Pre-feasibility Report" and mining engineer responsible for review of the mining aspects of the report dated August, 2005, I Richard H. Adams do certify that:

1. I am President of Devpro Mining Inc. of 127 Boland Ave., Sudbury, Ontario P3E 1Y1, telephone 705-566-7300, e-mail: rickadams@bellnet.ca;

2. I am a registered Professional Engineer with the Association of Professional Engineers in the Province of Ontario (membership # 212514) and am a member of the Canadian Institute of Mining and Metallurgy;

3. I have worked as a mining engineer in the minerals industry for 33 years;

4. I am familiar with NI 43-101 and, by means of education, experience and professional registration, I fulfill the requirements of a qualified person as defined by NI 43-101. My work experience includes engineering, operations management and consulting to the minerals industry in gold, copper, lead/zinc, nickel, potash, iron ore and diamond mining.

5. I have visited the property from April 3rd to April 15th, 2005;

6. I have had no prior involvement with the project in question;

7. I have not received, nor do I expect to receive any interest, direct or indirect, in the Jacobina Mine Project or Desert Sun Mining Corp.

8. I am not aware of any material facts, changes or omissions with respect to the subject matter of this report or the conclusions reached;

9. I consent to the use of this Technical Report for submission to any Provincial regulatory authority.

Sudbury, Ontario
August 10, 2005

REGISTERED PROFESSIONAL ENGINEER
R. H. ADAMS
PROVINCE OF ONTARIO

Richard Adams, P. Eng.

CERTIFICATE

As the author of portions of this report on certain mineral properties of Desert Sun
Mining Corp. in Bahia State, Brazil, I, B. Terrence Hennessey, do hereby certify that:

1. I am employed by, and carried out this assignment for

Micon International Limited Suite 900, 390 Bay Street Toronto, Ontario M5H 2Y2

tel. (416) 362-5135 fax (416) 362-5763 e-mail thennessey@micon-international.com;

2. I hold the following academic qualifications:

B.Sc. (Geology) McMaster University 1978

3.	I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (membership # 0038); as well, I am a member in good standing of several other technical associations and societies, including:

The Australasian Institute of Mining and Metallurgy (Member) The Canadian Institute of Mining, Metallurgy and Petroleum (Member)

4.	I have worked as a geologist in the minerals industry for over 25 years;

5.	I am familiar with National Instrument 43-101 (NI 43-101) and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 7 years as an exploration geologist looking for gold, base metal and tin deposits, more than 11 years as a mine geologist in both open pit and underground mines and 9 years as a consulting geologist working in precious and base metals and industrial minerals;

6.	I have visited the Jacobina mine and project site offices on four separate occasions, on April 17 and 18, 1998, from December 14 to December 18, 2002, from January 13 to 17, 2004 and from November 30 to December 2, 2004;

7.	I am responsible for the preparation of Sections 1 to 3 (portions), 4 to 15 and 17 (portions) of the technical report titled “Morro Do Vento Mine Project, Bahia, Brazil, Desert Sun Mining Pre-Feasibility Study Report”;

8.	I have had no prior involvement with the mineral properties in question;

1

9.	I am not aware of any material fact, or change in reported information, in connection with the subject properties, not reported or considered by me, the omission of which makes this report misleading;

10.	I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

11.	I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 11th day of August, 2005

(signed by) “B. Terrence Hennessey”	(Sealed)
B. Terrence Hennessey, P.Geo.

2

CERTIFICATE OF QUALIFIED PERSON Joseph C. Milbourne 111 Dunsmuir Street, Suite 400 Vancouver, BC Tel: (604) 664-3211 Fax: (604) 664-3301 joe.milbourne@amec.com

I, Joseph C. Milbourne, am employed as Technical Director Process of AMEC E&C Services
Limited and reside at 1947 11th Place in the City of West Vancouver in the Province of British
Columbia.

I am a Fellow of the Australasian Institute of Mining and Metallurgy. I graduated from New
Mexico Institute of Mining and Technology with a Bachelor of Science degree in Metallurgical
Engineering in 1974. I graduated from the University of Utah with a Master of Science degree in
Metallurgy in 1979.

I have practiced my profession continuously since 1974 and have been involved in: gold operations in the United States, Mexico and Brazil, uranium operations in the United States, and preparation of scoping, pre-feasibility, and feasibility level studies for gold, silver, platinum, nickel/copper recovery from properties in Brazil, Canada, Chile, Costa Rica, Mexico, and South
Africa and, the United States.

As a result of my experience and qualifications, I am a Qualified Person as defined in N.P. 43-
101.

I am currently a Consulting Engineer and have been so since September 2002.

I served as the Qualified Person responsible for the process/metallurgical content in Sections 1,
16, 18, 19 and 20.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Desert Sun Mining in accordance with the application of Section 1.5 of
National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

AMEC E&C Services Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel +1 604 664 3211 Fax +1 604 664 3057 www.amec.com

2

Dated at Vancouver, British Columbia, this 11th day of August, 2005.

____________________ Joseph C. Milbourne, FAusIMM

Devpro	Mining Inc.	Morro do Vento Mine Study Pre-Feasibility Study Report

23.0	APPENDIX 1	TITLE OPINION, LIST OF CLAIMS AND MAPS
SHOWING LOCATION AND EXTENT OF CLAIMS

119

Maurício Antonio Monaco
Marco Antonio C. Moherdaui
Adriana Patah	Alameda Jaú,	1742 – 7º andar
Michelle Endo	São Paulo – SP	01420-002
Maria Raquel S. de Toledo Aguiar	Tel. 11 3082-7577	Fax. 11 3082-7795
Fernanda Franco Bruck Chaves	www.monacomoherdaui.adv.br
Alberto Taurisano Nascimento
Marcos Hokumura Reis
Mariana Ozores Michalany
Francisco Mutschele Junior

Márcio C. Silva dos Santos
Marcos Roberto Nunes da Silva
Adriano Neiva P. Freire Formiga
Jorge Eduardo C. Gouvea Júnior
Vanessa Melleiro de Castro

August 31st, 2005

TO

Desert Sun Mining Corp. Attn.: Mr .William Pearson

Ref.: Title to the Jacobina Mine and Concessions

We have been acting as corporate local counsel to Jacobina Mineração e Comércio
Ltda. (“JMC”) in the Federative Republic of Brazil and have been asked to render this opinion with respect to matters of Brazilian law only in connection with mining rights presently held by Jacobina in respect the Jacobina mine and concessions.

Our firm has been rendering legal assistance to Canadian mining companies and we have advised JMC since 1996. We have also been involved in other transactions related to mining companies, rendering legal services to clients located inside and outside the
Federative Republic of Brazil.

Desert Sun Mining Corp. (“Desert Sun”) itself and through its subsidiary DSM
Participações Ltda. holds (100%) one hundred percent of the capital stock of JMC.

In connection with the opinions hereinafter expressed, we have considered such questions of law and examined such public and corporate records, certificates and other documents and concluded such other examinations and obtained and relied on such information from officers of JMC as we have considered necessary for the purposes of the opinions hereinbelow stated. In such examinations, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, photostatic or facsimile copies.

Based on the foregoing, we are of the opinion that:

1. JMC is a limited liability company duly organized and existing under the laws of the Federative Republic of Brazil and has requisite corporate power and authority to own, lease or operate its property and assets and to carry on its business as presently conducted.
JMC is duly licensed or otherwise qualified as a company to conduct such business in the
Federative Republic of Brazil where the failure to be so licensed or otherwise qualified would have a material adverse effect on it.

2. All of the issued and outstanding quotas in the capital stock of JMC has been duly and validly issued and is outstanding as fully-paid and non-assessable.

3. JMC is being authorized by Departamento Nacional da Produção Mineral
(“DNPM”) of the Federative Republic of Brazil to operate as a mining company and is duly registered with the Registry of Commerce of the State of Bahia (“Junta Comercial do
Estado da Bahia”) of the Federative Republic of Brazil, under no. 292.019.036.73 dated
10.11.97.

4. The mining rights related to JMC were granted according to the Brazilian Mining
Code and, if applicable, by authorizations issued by the Ministry of Mines and Energy of the Federative Republic of Brazil. As per Brazilian mineral legislation and depending on the nature of the areas involved, these rights may take the form of (i) applications for prospecting, (ii) exploration permits or (iii) mining concessions. Applications for prospecting must be filed with DNPM in order to have granted to the interested party the right of preference in the exploration of the areas previously specified.

5. Pursuant to the laws of the Federative Republic of Brazil, mining companies may request to the DNPM the issuance of an exploration permit covering areas they intend to explore. The request must be supported by an exploration plan and comply with certain other requirements. Brazilian citizens are also eligible to hold exploration permits.
Provided the area of interest is not already covered by a pre-existing application or exploration permit and that all requirements are met, DNPM shall then grant the permit on a first-come, first-served basis. Requests are sequentially numbered and dated upon filing at the DNPM to ensure fair treatment between the parties involved. Companies are given a period of sixty (60) days after filing the request in order to supply additional information that may be required.

6. Permits are granted for three (3) years, renewable upon request, and subject to an annual charge. Exploration is required to commence within sixty (60) days of the issuance of the permit and must not be interrupted for more than three (3) consecutive months – or one hundred and twenty (120) non-consecutive days – at the risk of cancellation of the permit.

7. Any changes in the exploration plan, including interruption of work, are required to be communicated to the DNPM. Upon conclusion of the exploration a final report must also be filed stating geological findings and an assessment of the economic feasibility of the areas. The DNPM has the right to inspect the area to confirm the report before accepting it. New permits shall not be issued to any company, which is in default of the requirements regarding such report.

8. Only companies may obtain mining concessions, having, therefore, one (1) year as from DNPM’s approval of their exploration report to request the mining concession for the intended area. Said request must include a mining plan, an economic feasibility analysis and shall demonstrate that funds are available to carry out the plan. The mining company has sixty (60) days after filing its application to answer DNPM’s eventual request for additional information.

9. After the publishing of the concession in the Official Gazette the mining company has ninety (90) days to request the possession of the mineral lode or deposit to be mined and six (6) months to start the preparatory work foreseen in the mining plan. Such period may be extended in cases of force majeure. Once mining has started, it should not be interrupted for any period longer than six (6) consecutive months, under the penalty of having the concession revoked. The mining company is also required to file with DNPM annual, detailed statistical reports on mine’s performance.

10. A mining concession gives the mining company the right to extract and process the minerals contained in the corresponding deposit, in accordance with the plan approved by
DNPM, and also to commercialize the mine production. Because mineral resources are considered by the Constitution of Federative Republic of Brazil (the “Constitution”) to be
governmental property, the mining concession does not grant upon the mining company ownership of the mineral deposit. However, the mining company has ownership of the mine production as provided for by the Constitution (article 176), and the mining concession enables its holder to exploit the mine until is exhausted, with no fixed term, provided that the normal requirements laid down in the applicable mining laws are fulfilled.

11. To the best of our knowledge and relying upon the information provided by
JMC´s officers, the mining rights as regards applications for prospecting, exploration permits and mining concessions granted by the authorities are currently in good standing and correspond to the descriptions and documents contained in Schedule
“A” hereto.

12. JMC has full power and authority and has obtained all governmental and statutory approvals necessary to construct, operate and maintain their projects in good standing, as they are presently operated.

13. JMC complies with all legal and regulatory requirements to continue to carry on its activities as mining company, and corporate acts, up to the date hereof, and to the extent required by law, have been registered with and approved by DNPM, in accordance with article 79 et seq. of the Brazilian Mining Code.

14. There are no provisions under Brazilian law and pertinent regulations that may prevent mining companies from selling their respective mining production.

Yours very truly, (signed) ______________________________________ Marco Antonio Cairalla Moherdaui

Jacobina Mineração e Comércio Ltda

Mineral Claims - Updated to august,31, 2005

Exploration Permits (Alvarás de Pesquisa - Table -1)

Alvará	Processo	JMC	Protocolo	Área ha	Ano	DOU	Venc Alv	Taxa Anual/ha	31/07/2005	31/01/2006
5507	870505	128J	14/03/2003	143.76	2003	16/07/2003	16/07/2006	1.55		222.83
5506	870504	127J	14/03/2003	41.67	2003	16/07/2003	16/07/2006	1.55		64.59
5008	870208	122J	10/02/2003	1706.20	2003	18/06/2003	18/06/2006	1.55	2644.61	
5007	870207	121J	10/02/2003	1261.23	2003	18/06/2003	18/06/2006	1.55	1954.91	
5006	870205	119J	10/02/2003	1874.92	2003	18/06/2003	18/06/2006	1.55	2906.13	
5003	870202	116J	10/02/2003	1449.83	2003	18/06/2003	18/06/2006	1.55	2247.24	
5002	870201	115J	13/02/2003	1863.82	2003	18/06/2003	18/06/2006	1.55	2888.92	
5001	870199	113J	10/02/2003	1014.24	2003	18/06/2003	18/06/2006	1.55	1572.07	
5000	870196	110J	10/02/2003	1680.25	2003	18/06/2003	18/06/2006	1.55	2604.39	
6506	870192	106J	10/02/2003	2000.00	2003	19/08/2003	19/08/2006	1.55		3100.00
4999	870191	105J	10/02/2003	2000.00	2003	18/06/2003	18/06/2006	1.55	3100.00	
4997	870189	103J	10/02/2003	1999.50	2003	18/06/2003	18/06/2006	1.55	3099.23	
4996	870188	102J	10/02/2003	1695.54	2003	18/06/2003	18/06/2006	1.55	2628.09	
9002	870184	98J	10/02/2003	1456.89	2003	18/06/2003	18/06/2006	1.55	2258.18	
4994	870181	95J	10/02/2003	598.40	2003	18/06/2003	18/06/2006	1.55	927.52	
2891	871683	91J	12/12/2002	1168.71	2002	23/04/2003	26/04/2006	1.55	1811.50	
2890	871682	90J	12/12/2002	1686.85	2002	23/04/2003	23/04/2006	1.55	2614.62	
2889	871681	89J	12/12/2002	1985.85	2002	23/04/2003	23/04/2006	1.55	3078.07	
4295	871660	88J	04/12/2002	313.73	2002	27/05/2003	27/05/2006	1.55	486.28	
3612	871648	87J	02/12/2002	1104.57	2002	27/05/2003	27/05/2006	1.55	1712.08	
3611	871646	85J	02/12/2002	1895.30	2002	27/05/2003	27/05/2006	1.55	2937.72	
3610	871645	84J	02/12/2002	1990.59	2002	27/05/2003	27/05/2006	1.55	3085.41	
2888	871644	83J	02/12/2002	1982.74	2002	14/04/2003	14/04/2006	1.55	3073.25	
2887	871643	82J	02/12/2002	1576.53	2002	14/04/2003	14/04/2006	1.55	2443.62	
7585	870857	81J	20/06/2002	854.00	2002	03/12/2002	03/12/2005	1.55	1323.70	
9848	870824	80J	05/09/2001	219.46	2001	30/03/2005	30/03/2006	1.55	340.16	
5439	871119	79J	09/06/1997	684.00	1997	28/08/2002	28/08/2005	1.55		1060.20
5438	871118	78J	09/06/1997	636.84	1997	28/08/2002	28/08/2005	1.55		987.10
5437	871117	77J	09/06/1997	750.00	1997	28/08/2002	28/08/2005	1.55		1162.50
5436	871116	76J	09/06/1997	441.50	1997	28/08/2002	28/08/2005	1.55		684.33
6692	872127	74J	21/11/1995	833.17	1995	12/11/2003	12/11/2006	2.34		1949.62
6703	872126	73J	21/11/1995	779.86	1995	25/11/1999	12/11/2006	2.34		1824.87
6951	872125	72J	21/11/1995	712.54	1995	12/11/2003	12/11/2006	2.34		1667.34
3137	874853	70J	24/11/1993	659.80	1993	05/05/2003	05/05/2006	1.55	1022.69	
10162	870825	69Ja	05/09/2001	581.59	2001	30/03/2005	30/03/2006	2.34	1360.91	
7117	870890	56J	25/08/1987	1000.00	1987	12/11/2003	12/11/2006	2.34		2340.00
4297	871662	49J	04/12/2002	94.11	2002	23/05/2003	27/05/2006	1.55	145.87	
7584	870856	71J	20/06/2002	968.38	2002	13/12/2002	13/12/2005	1.55		1500.99
4296	871661	45J	04/12/2002	36.46	2002	27/05/2003	27/05/2006	1.55	56.51	
2893	870020	93J	09/01/2003	706.31	2003	23/04/2003	23/04/2006	1.55	1094.78

Alvara	Processo	JMC	Protocolo	Area ha	Ano	DOU	Venc Alv	Taxa Anual/ha	31/07/2005	31/01/2006
2892	871684	92J	12/12/2002	229.87	2002	23/04/2003	23/04/2006	1.55	356.30	
6507	870193	107J	10/02/2003	1825.45	2003	19/08/2003	19/08/2006	1.55		2829.45
6508	870194	108J	10/02/2003	1911.29	2003	19/08/2003	19/08/2006	1.55		2962.50
6509	870195	109J	10/02/2003	1988.81	2003	19/08/2003	19/08/2006	1.55		3082.66
6504	871647	86J	02/12/2002	1350.50	2002	19/08/2003	19/08/2006	1.55		2093.28
5004	870203	117J	10/02/2003	1336.60	2003	18/06/2003	18/06/2006	1.55	2071.73	
3083	870928	53J	21/10/1986	165.10	1986	12/11/2003	12/11/2005	2.34		386.33
4993	870180	94J	10/02/2003	1076.81	2003	18/06/2003	18/06/2006	1.55	1669.06	
6367	870190	104J	10/02/2003	1025.83	2003	18/06/2003	18/06/2006	1.55	1590.03	
5005	870204	118J	10/02/2003	1393.82	2003	18/06/2003	18/06/2006	1.55	2160.42	
950	871614	140J	13/08/2003	83.96	2003	10/02/2004	10/02/2007	1.55	130.14	
2039	872470	169J	22/12/2003	454.80	2003	16/03/2004	16/03/2007	1.55	704.94	
2040	872471	170J	22/12/2003	1721.03	2003	16/03/2004	16/03/2007	1.55	2667.60	
2041	872472	171J	22/12/2003	1618.06	2003	16/03/2004	16/03/2007	1.55	2507.99	
2042	872473	172J	22/12/2003	1614.03	2003	16/03/2004	16/03/2007	1.55	2501.75	
2043	872474	173J	22/12/2003	1422.51	2003	16/03/2004	16/03/2007	1.55	2204.89	
10786	871431	221J	23/08/2004	4.24	2004	17/12/2004	17/12/2007	1.55		6.57
10787	871432	222J	23/08/2004	138.71	2004	17/12/2004	17/12/2007	1.55		215.00
10788	871433	223J	23/08/2004	9.98	2004	17/12/2004	17/12/2007	1.55		15.47
10829	871488	224J	27/08/2004	331.15	2004	17/12/2004	17/12/2007	1.55		513.28
2044	872475	174J	22/12/2003	688.31	2003	16/03/2004	16/03/2007	1.55	1066.88	
2045	872476	175J	22/12/2003	1401.17	2003	16/03/2004	16/03/2007	1.55	2171.81	
2046	872477	176J	22/12/2003	1420.56	2003	16/03/2004	16/03/2007	1.55	2201.87	
2047	872480	179J	22/12/2003	1641.00	2003	16/03/2004	16/03/2007	1.55	2543.55	
2028	871958	153J	07/10/2003	56.89	2003	16/03/2004	16/03/2007	1.55	88.18	
2027	871956	151J	07/10/2003	335.60	2003	16/03/2004	16/03/2007	1.55	520.18	
2029	871959	154J	07/10/2003	1687.56	2003	16/03/2004	16/03/2007	1.55	2615.72	
2030	871960	155J	07/10/2003	1205.72	2003	16/03/2004	16/03/2007	1.55	1868.87	
2031	871961	156J	07/10/2003	41.77	2003	16/03/2004	16/03/2007	1.55	64.74	
2032	871964	159J	07/10/2003	143.67	2003	16/03/2004	16/03/2007	1.55	222.69	
2033	871965	160J	07/10/2003	250.99	2003	16/03/2004	16/03/2007	1.55	389.03	
2034	871967	162J	07/10/2003	596.28	2003	16/03/2004	16/03/2007	1.55	924.23	
2035	871968	163J	07/10/2003	61.25	2003	16/03/2004	16/03/2007	1.55	94.94	
4281	871512	138J	25/07/2003	119.67	2003	27/04/2005	27/04/2008	1.55	185.49	
331	871519	137J	28/07/2003	475.00	2003	05/01/2204	08/01/2007	1.55	736.25	
336	871584	139J	11/08/2003	1099.74	2003	08/01/2004	08/01/2007	1.55	1704.60	
951	871615	141J	13/08/2003	49.99	2003	10/02/2004	10/02/2007	1.55	77.48	
337	871736	147J	29/08/2003	450.58	2003	05/01/2004	05/01/2007	1.55	698.40	
338	871737	148J	29/08/2003	583.49	2003	08/01/2004	05/01/2007	1.55	904.41	
332	871520	136J	28/07/2003	500.00	2003	08/01/2004	08/01/2007	1.55	775.00	
326	871328	134J	04/07/2002	517.00	2003	08/01/2004	08/01/2007	1.55	801.35	
325	871327	133J	04/07/2003	26.38	2003	08/01/2004	08/01/2007	1.55	40.89	
2726	870249	124J	17/10/2003	100.00	2003	30/03/2004	30/03/2007	1.55	155.00	
3707	870094	187J	19/01/2004	367.26	2004	30/04/2004	30/04/2007	1.55	569.25	
3710	870097	190J	19/01/2004	234.35	2004	30/04/2004	30/04/2007	1.55	363.24	
3704	870091	184J	19/01/2004	16.09	2004	30/04/2004	30/04/2007	1.55	24.94	
3705	870092	185J	19/01/2004	98.60	2004	30/04/2004	30/04/2007	1.55	152.83	
3702	870089	182J	19/01/2004	501.70	2004	30/04/2004	30/04/2007	1.55	777.64	
3711	870128	191J	26/01/2004	315.27	2004	30/04/2004	30/04/2007	1.55	488.67

Alvara	Processo	JMC	Protocolo	Area ha	Ano	DOU	Venc. Alv	Taxa Anual/ha	31/07/2005	31/01/2006
3708	870095	188J	19/01/2004	27.51	2004	30/04/2004	30/04/2007	1.55	42.64	
3709	870096	201J	19/01/2004	34.70	2004	30/04/2004	30/04/2007	1.55	53.79	
3676	872469	168J	22/12/2003	1642.27	2003	30/04/2004	30/04/2007	1.55	2545.52	
3703	870090	183J	19/01/2004	70.02	2004	30/04/2004	30/04/2007	1.55	108.53	
3677	872478	177J	22/12/2003	1724.28	2003	30/04/2004	30/04/2007	1.55	2672.63	
3706	870093	186J	19/01/2004	132.39	2004	30/04/2004	30/04/2007	1.55	205.20	
3675	872468	167J	22/12/2003	1760.56	2003	30/04/2004	30/04/2007	1.55	2728.87	
4608	872479	178J	22/12/2003	572.02	2003	18/05/2004	18/05/2007	1.55	886.63	
4610	872481	180J	22/12/2003	658.85	2003	18/05/2004	18/05/2007	1.55	1021.22	
4012	870200	114J	10/02/2003	1079.23	2003	05/05/2004	05/05/2007	1.55	1672.81	
4011	870197	111J	10/02/2003	817.99	2003	05/05/2004	05/05/2007	1.55	1267.88	
4207	870183	97J	10/02/2003	593.66	2003	05/05/2004	05/05/2007	1.55	920.17	
4008	870182	96J	10/02/2003	1134.49	2003	05/05/2004	05/05/2007	1.55	1758.46	
4009	870186	100J	10/02/2003	437.12	2003	05/05/2004	05/05/2007	1.55	677.54	
4674	870294	194J	09/03/2004	142.46	2004	21/05/2004	21/05/2007	1.55	220.81	
3257	870086	47J	21/02/1986	41.13	1986	14/04/2004	16/04/2007	1.55	63.75	
3260	870100	62J	03/02/1992	894.00	1992	14/04/2004	16/04/2007	1.55	1385.70	
3261	870101	63J	03/02/1992	980.00	1992	14/04/2004	16/04/2007	1.55	1519.00	
3258	870555	50J	12/08/1986	232.91	1986	14/04/2004	16/04/2007	1.55	361.01	
3256	870309	MN_62	27/04/1984	389.24	1984	14/04/2004	16/04/2007	1.55	603.32	
3268	870730	125J	03/08/2001	1695.03	2001	14/04/2004	16/04/2007	1.55	2627.30	
4010	870187	101J	10/02/2003	2000.00	2003	05/05/2004	05/05/2007	1.55	3100.00	
3272	871957	152J	07/10/2003	962.69	2003	17/04/2004	17/04/2007	1.55	1492.17	
4675	870295	195J	09/03/2004	42.26	2004	21/05/2004	21/05/2007	1.55	65.50	
4673	870293	193J / 196	09/03/2004	44.46	2004	21/05/2004	21/05/2007	1.55	68.91	
7658	870847	39J	20/05/2004	821.40	1985	17/08/2004	17/08/2007	1.55		1273.17
7698	871617	143J	03/06/2004	892.61	2004	23/08/2004	23/08/2007	1.55		1383.55
7723	870591	202J	03/05/2004	1000.00	2004	17/08/2004	17/08/2007	1.55		1550.00
7103	871618	144 J	13/08/2003	4.19	2003	10/02/2004	10/02/2007	1.55	6.49	
7167	870080	181J	15/01/2004	456.68	2004	11/08/2004	11/08/2007	1.55		707.85
7994	870701	55J	20/05/2004	1000.00	1987	30/08/2004	30/08/2007	1.55		1550.00
9028	870893	205 J	11/06/2004	34.70	2004	17/09/2004	17/09/2007	1.55		53.79
9098	871068	220 J	05/07/2004	1164.46	2004	17/09/2004	17/09/2007	1.55		1804.91
9010	870858	204 J	03/06/2004	93.64	2004	17/09/2004	17/09/2007	1.55		145.14
9009	870857	203 J	15/09/2004	259.19	2004	17/09/2004	17/09/2007	1.55		401.74
9089	871056	208J	05/07/2004	1081.63	2004	17/09/2004	17/09/2007	1.55		1676.53
9091	871059	211J	05/07/2004	1131.29	2004	17/09/2004	17/09/2007	1.55		1753.50
9092	871061	213J	05/07/2004	1119.15	2004	17/09/2004	17/09/2007	1.55		1734.68
9093	871062	214 J	05/07/2004	1982.43	2004	17/09/2004	17/09/2007	1.55		3072.77
9094	871639	215J	05/07/2004	1976.42	2004	17/09/2004	17/09/2007	1.55		3063.45
9095	871065	217J	05/07/2004	1400.74	2004	17/09/2004	17/09/2007	1.55		2171.15
9096	871066	218J	05/07/2004	1828.54	2004	17/09/2004	17/09/2007	1.55		2834.24
9029	870894	206 J	11/06/2004	1552.72	2004	17.09.2004	17.09.2007	1.55		2406.72
1236	800602	Area G	13/02/1978	1000.00	1978	---------	19/08/2006			
9097	871067	219 J	05/07/2004	1.34	2004	17/09/2004	17/09/2007	1.55		2.08
8850	870198	112 J	10/02/2003	1776.72	2004	17/09/2004	17/09/2007	1.55		2753.92
368	871513	129 J	25/07/2003	769.65	2003	11/01/2005	11/01/2008	1.55	1192.96	
2836	871908	226 J	06/12/2004	1.02	2004	24/03/2005	24/03/2008	1.55	1.58	
2660	871064	216 J	05/07/2004	325.07	2004	21/03/2005	21/03/2008	1.55	503.86

Mining Leases Table 3 - (Grupamento Mineiro)

Grupamento Mineiro

Alvará	Nº_processos	Ident_JMC	Protocolo	Area_ha	Município	Ano
416 (manifesto)	4951	28_J		889.14	Jacobina - BA	1935
608 (portaria)	815715	13_J		807.5	Miguel Calmon - BA	1972
157 (portaria)	815714	12_J		903.75	Miguel Calmon - BA	1972
1461 (portaria)	815712	10_J		1000	Jacobina - BA	1972
1128 (portaria)	815710	8_J		1000	Jacobina - BA	1972
206	815708	6_J		532.85	Jacobina - BA	1972
539	815706	4_J		863.08	Jacobina - BA	1972
	7			5996.32		

Grupamento Mineiro 137/1993 - OK

Application to Exploration (Pedido de Pesquisa - Table 2)

Requerimentos

Processo	Ident_JMC	Protocolo	Area_ha	Ano	Município	Histórico
870910	233_J	20/05/2005	880.96	1999	Jaaguarari - BA	
870850	234_J	20/05/2005	575.01	1999	Mirangaba - BA	
870556	235_J	20/05/2005	462.55	2000	Jaguarari - BA	
871054	Anglo Gold Ltda	08/07/1996	999.96	1996	Mirangaba - BA	
872012	165_J	10/10/2003	1704.25	2003	Pindobaçú - BA	
871620	145_J	14/08/2003	737.25	2003	Pindobaçú - Ba	
870295	67_J/A	27/04/1984	770.80	1984	Mirangaba - BA	
[illegible]	[illegible]	[illegible]	[illegible]	1984	Mirangaba / Saúde - BA	
870300	[illegible]	[illegible]	49.84	1984	Mirangaba - BA	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Jacobina - BA	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Jacobina/Miguel Calmon - BA	
870297	130 J	27/04/1984	881.50	1984	Mirangaba / Saúde - BA	
[illegible]			[illegible]	2001	Saúde - BA	
871299	236 J	13/06/2005	99.92	2005	Jacobina - BA	
870179	232 J	21/01/2005	1886.87	2004	Jacobina - BA	
15			11159.28			

Legend:

- (orange) Requerimento para habilitação (Concorrência)
- (blue) Declarada Prioritária pelo DNPM (DOU - 31/12/2004) e 05/04/2005
- (cyan) Concorrência - Terceiros
- (green) Autorizada a averbação dos atos de transferência do requerimento de autorização de pesquisa em 6/7/2005

Norte

ago 09, 2005

360000
380000
8885000
8865000
3
3675
2039
3676
2040
2041
2042
2043
7723
2046
2044
5005
5006
5004
5003
4610
5002
4675
4673
5007
3702
4012
2034
5007
1:250.000
0 2,5 5
Kilometers
Norte-central
Sul-central
Sul
Legend
Relatorio Final
Dias
5 - 30
31 - 60
61 - 90
91 - 365
366 - 1026
Áreas_de_terceiros
Grupamento_mineiro
Reserva_garimpeira
Requerimento_Pesquisa
Apresentar_PAE
Em análise_DNPM

Norte-central

ago 09, 2005

340000
360000
8845000
8825000
3
4012
3702
5007
338
5008
5001
2033
9097
9010
8850
9092
3708
4011
3707
7698
9009
5000
9094
5439
6509
6508
5438
5437
6507
5436
4008
4207
2032
9029
6506
9028
3710
9002
6367
2031
7452
4999
4994
3706
4996
2836
3704
2726
4993
2028
368
336
4997
9096
9093
4674
4010
3612
4608
2892
3703
3268
9091
1:250.000
0
2,5
5
Kilometers
Norte
Norte-central
Sul-central
Sul
Legend
Relatorio Final
Dias
5 - 30
31 - 60
61 - 90
91 - 365
366 - 1026
Áreas_de_terceiros
Grupamento_mineiro
Reserva_garimpeira
Requerimento_Pesquisa
Apresentar_PAE
Em análise_DNPM

Sul-central
ago 09, 2005
340000
360000
8805000
8785000
3
4608
2892
4010
3612
368
4997
9096
3677
331
2891
3612
3268
950
2047
332
4009
3705
4281
9091
11047
2890
326
951
6504
9098
2889
3611
2045
2035
3610
2888
10788
2735
6709
3711
2887
3641
9090
7167
3260
3256
2660
3261
2030
4295
2734
6951
9848
2029
6703
10829
6692
1:250.000
0
2,5
5
Kilometers
Norte
Norte-central
Sul
Legend
Relatorio Final
Dias
5 - 30
31 - 60
61 - 90
91 - 365
366 - 1026
Areas_de_terceiros
Grupamento_mineiro
Reserva_garimpeira
Requerimento_Pesquisa
Apresentar_PAE
Em análise_DNPM

Sul
ago 09, 2005
320000
340000
8765000
8745000
2029
10829
6692
3272
3257
7585
10162
3258
3709
3083
10787
2027
6708
2736
3137
337
7658
4296
5506
9089
7584
3699
2837
4297
5507
10786
6688
2893
7117
7994
1:250.000
0 2,5 5
Kilometers
Norte
Norte-central
Sul-central
Legend
Relatorio Final
Dias
5 - 30
31 - 60
61 - 90
91 - 365
366 - 1026
Áreas_de_terceiros
Grupamento_mineiro
Reserva_garimpeira
Requerimento_Pesquisa
Apresentar_PAE
Em análise_DNPM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.
(Registrant)

Dated: January 28, 2006	Signed: /s/	Tony Wonnacott
Tony Wonnacott,
Corporate Secretary